

SHIN SATELLITE

ANNUAL REPORT 2005


THAICOM 1
THAICOM 2
THAICOM 3
THAICOM 4

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
April 25, 2006

SSA-CP 024/2006

April 24, 2006

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2006

To: The President
The Stock Exchange of Thailand

Attachments Details of the Program Regarding the Issuance and Offering for Sale of the Warrants to Purchase Ordinary Shares of the Company (ESOP) Grant 5

As Shin Satellite Public Company Limited (the "Company") has convened the Annual General Meeting of Shareholders for the Year 2006 on April 24, 2006 at the Auditorium, 9th floor, Shinawatra Tower 3, No. 1010 Viphavadee Rangsit Road, Chtuchak, Bangkok, the Company wishes to inform you of the resolutions of the Annual General Meeting of Shareholders for the year 2006 as follows:

1. RESOLVED THAT the Minutes of the Annual General Meeting of Shareholder for the year 2006 held on March 31, 2005 be approved.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2005 prepared by the Board of Directors be approved and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2005 ending on December 31, 2005 be approved.

3. RESOLVED THAT the allocation of net profits for legal reserve in the amount of Baht 60,385,430 be approved and THAT there will be no dividends payment to shareholders for the fiscal year 2005 as the Company has to continue the additional investment in the iPSTAR Project in the year 2006.

4. RESOLVED THAT the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2006 be approved as follows:

1.	Mr. Prasan chuapanich	Certified Public Accountant License No. 3051
2.	Mr. Suchart Luengsuraswat	Certified Public Accountant License No. 2807
3.	Mr. Prasit Yerngsrikul	Certified Public Accountant License No. 4174
4.	Miss Nangnoi Charoenthaveesub	Certified Public Accountant License No. 3044

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statement and THAT the fees for quarterly and annual auditing in fiscal year 2006 be fixed at Baht 2.831 million.

5. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

5.1 The directors retired by rotation are:

- Mr. Paron Isarasena Na Ayudhya	Chairman of the Board of Directors
- Professor Hiran Radeesri	Independent Director and Chairman of the Audit Committee
- Miss Peangpanor Boonklum	Independent Director and Member of the Audit Committee

5.2 The directors retired by rotation but being re-elected to continue their office are:

- Mr. Paron Isarasena Na Ayudhaya	Chairman of the Board of Directors
- Professor Hiran Radeesri	Independent Director and Chairman of the Audit Committee
- Miss Peangpanor Boonklum	Independent Director and Member of the Audit Committee

5.3 The Company's Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhya	Chairman of the Board of Director
- Mr. Hiran Radeesri	Director and Chairman of the Audit Committee
- Mrs.Charintorn Vongspootorn	Director and Member of the Audit Committee
- Ms. Peangpanor Boonklum	Director and Member of the Audit Committee
- Mr. Kraisorn Pornsuthee	Director
- Mr. Boonklee Plangsiri	Director
- Dr. Dumrong Kasemset	Director
- Mrs.Siripen Sitasuwan	Director
- Dr. Nongluck Phinainitisart	Director

5.4 The authorized signatories are as follows:
"Mr. Boonklee Plangsiri, Mr. Dumrong Kasemset, Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

5.5 The directors' remuneration for 2006 approved by the Remuneration Committee is up to Baht 6 million. The remuneration comprises monthly allowance, meeting allowance , bonus and fringe benefits.
The meeting allowance for each director who is representative of the Ministry of Information and Communication or Independent Director shall be Baht 25,000 per each Meeting of the Board of Directors or any sub-committee of the Company
The directors who are executives of the Company (Executive Directors) are not entitled to such remuneration listed above.

6. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant V).

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuances.

For the fifth issuance (Grant V), the Meeting has resolved to approve the issuance and offering of warrants of 10,058,800 units to directors and employees of the Company, equivalent to 0.92 percent of the total paid-up capital of the Company. The details of the terms and conditions is shown in **Attachment.**

The Board of Directors or the person(s) designated by the Board of Directors or the Executive Committee is authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approvals from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

7. RESOLVED THAT the allocation of warrants to purchase ordinary shares of the Company No. 5 to the following directors and employees of the Company who are entitled to receive such allocation of warrants at the rate exceeding 5 percent of the total warrants issued, which has been approved by the Remuneration Committee, be approved as follows:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Paiboon Panuwattanawong	1,100,000	10.94
2. Dr. Dumrong Kasemset	1,099,800	10.93
3. Dr. Nongluck Phinainitisart	900,000	8.95
4. Mr. Yongsit Rojsrivichaikul	800,000	7.95
5. Mr. Makin Petplai	600,000	5.96

8. RESOLVED THAT the increase of the Company's registered capital from Baht 5,606,282,500 to Baht 5,660,411,500 by way of issuing 10,825,800 newly issued ordinary shares at the par value per share of Baht 5, totaling Baht 54,129,000 be approved.

9. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the increase of the Company's registered capital be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	5,660,411,500 Baht
divided into	1,132,082,300 Shares
at par value per share of	5 Baht
consisting of ordinary shares of:	1,132,082,300 Shares
and	
Preferred shares of:	- Shares

10. RESOLVED THAT the allocation of 10,825,800 newly issued ordinary shares at the par value per share of Baht 5 (Five Baht) be approved as follows :

10.1 10,058,800 newly issued ordinary shares to be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP Grant 5.

10.2 767,000 newly issued ordinary shares to be reserved for adjustment of right of holders of warrants issued under ESOP: Grants 1, 2, 3 and 4.

Attachment

- Translation -

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering for sale of the warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan ESOP) No. 5

1. **Objectives and Necessities of Offering Securities to Directors and Employees of the Company**

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company by having them dedicated their hard and soul to the Company by hard working, as well as retaining them with the Company. The overall program consists of 5 years consecutive plans and the terms of warrants issued each year shall not exceed 5 years from the date of issuance and offering for sale. The warrants to be issued for each year shall have similar details and descriptions as well as the rights and conditions thereof.

The first warrants issued and offered in year 2002 were in the number of 8,000,000 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 8,000,000 ordinary shares (at par value of Baht 10), equivalent to 1.83 % of all paid-up capital of the Company.

The second warrants issued and offered in year 2003 were in the number of 4,400,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 4,400,100 ordinary shares (at par value of Baht 10), equivalent to 1.01 % of all paid-up capital of the Company.

The third warrants issued and offered in year 2004 were in the number of 5,894,200 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 5,894,200 ordinary shares (at par value of Baht 5), equivalent to 0.67 % of all paid-up capital of the Company.

The fourth warrants issued and offered in year 2005 were in the number of 7,562,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 7,562,100 ordinary shares (at par value of Baht 5), equivalent to 0.86 % of all paid-up capital of the Company.

The fifth warrants to be issued at this time in this year, will be, according to ESOP, in the number of 10,058,800 units at the par value per share of Baht 5, whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 10,058,800 ordinary shares at par value of Baht 5, equivalent to 0.92% of all paid-up capital of the Company. In this regard, the total number of the ordinary shares being allocated to serve the exercise of right under the warrants is equivalent to 5.29 percent of all paid-up capital of the Company.

The details of warrants for the Program in this fifth year appear below. In addition, upon the exercise of right under such warrants, the Company expects to use the proceeds as the Company's working capital.

2. Preliminary Details of the Warrants Issued on This Occasion

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as the **"warrant"**)
Total Number of Warrants to be Offered	10,058,800 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the Office of SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	10,058,800 shares (at the par value of Baht 5), equivalent to 0.92 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting,11.87 Baht per share
Issuing and Offering Date	The Executive Committee will set the issuing and offering date.
Exercise Period	The Company's directors and employees may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Second Year — Directors and employees are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principles and Conditions for the Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 09.00 hour and 16.00 hour within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 09.00 hour and 16.00 hour of the last business day of every month. In case of the last exercise of right, the exercise date shall be within 5 business days prior to the date such warrants expire.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director or employee of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or employee, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee , as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or employee resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and term of warrants is expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may have to reserve additional ordinary shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase ordinary shares, occur.

Should there be any right adjustment which requires the allocation of additional reserved shares in excess of the number of share allocated to serve that particular adjustment, the Company shall have to propose to the next shareholders' meeting to approve the allocation of additionally reserved shares. In the event that the term of warrants remaining is less than the period of where the next shareholders' meeting will be conducted, the Company shall promptly propose to the shareholders' meeting prior to the date the warrants expire.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted and the price of which is close to the market price; therefore, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case warrants are exercised by all directors and employees as calculated from the presently paid-up capital:

Number of the total issued shares	=	1,090,757,817 shares (at a par value of Baht 5 each)
Number of all shares from exercise of warrant	=	10,058,800 shares (at a par value of Baht 5 each)
Total number of shares after exercise	=	1,100,816,617 shares (at a par value of Baht 5 each)
Ratio of the existing shareholders after exercise	=	99.09 percent exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	1,090,757,817 shares (at a par value of Baht 5 each)
Number of reserved shares for the exercise of warrant allocated to directors and employees	=	10,058,800 shares (at a par value of Baht 5 each)
Ratio of reserved shares to total issued shares	=	0.92 percent of the total issued shares

4.4 <u>The List of All Directors (of the Company and its subsidiaries) Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sale</u>

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Paiboon Panuwattanawong President-IPSTAR Operation and Director of subsidiary company	1,100,000	10.94
2. Mr. Dumrong Kasemset (Ph.D.) Director and Chairman of the Executive Committee	1,099,800	10.93
3. Ms. Nongluck Phinainitisart (D.Eng.) Director and the Executive Committee	900,000	8.95
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing and Sales	800,000	7.95
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China and China	600,000	5.96
6. Mr. Pradeep Unni Vice President – Sales / Asia, Eastern Europe and America Territory	440,000	4.37
7. Mr. Teerayuth Boonchote IPSTAR Terminal & Project Implementation	350,000	3.48
8. Mr. Tanadit Charoenchan Vice President – Finance & Accounting and Director of subsidiary company	300,000	2.98
9. Mr. Theerawat Kusalanggoorawat Vice President – Management Information Systems	300,000	2.98
10. Mr. Kamonmit Vudhijumnong Vice president – Legal and Director of subsidiary company	150,000	1.49
11. Mr. Sivaraks Phinicharomna Vice President – Internal Auditing	150,000	1.49
12. Mr. Jiroj Srinamwong Director of Subsidiary	150,000	1.49
13. Mr. Avudh Ploysongsang Vice President – Business Development and Director of subsidiary company	50,000	0.50

<u>Note</u>: The number of warrants to be issued and offered for sale will be 10,058,800 units.

4.5 <u>Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.</u>

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall be approved by the shareholders' meeting with the votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering for sale of warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the shareholders' meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
7.1 Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	1,100,000	10.94
7.2 Mr. Dumrong Kasemset (Ph.D.) Director and Chairman of the Executive Committee	1,099,800	10.93
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 8; attending = 7, not attending 1		
7.3 Ms. Nongluck Phinainitisart (D.Eng.) Director, President and the Executive Committee	900,000	8.95
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 8; attending = 8, not attending –		
7.4 Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	800,000	7.95
7.5 Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China and China	600,000	5.96

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the below

In this respect, since the total number of warrants to be issued and offered for sale will be 10,058,800 units and the exercise price will be determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted, the persons mentioned in Clause 7.1 - 7.5, therefore, will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

(Translation)

Opinion of the SSA Remuneration Committee

February 20, 2006

To: Board of Directors of Shin Satellite Public Company Limited

Whereas the Board of Directors Meeting of Shin Satellite Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paron Isarasena Na Ayudhaya as the Chairman of the Remuneraton Committee, Mr. Boonklee Plangsiri and Mrs. Charintorn Vongspootorn as members of the Remuneration Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Satellite Public Company Limited and subsidiaries respectively, totally 5 (five) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Dumrong Kasemset (Ph.D.)	1,099,800	10.93
2. Mr. Paiboon Panuwattanawong	1,100,000	10.94
3. Ms. Nongluck Phinainitisart (D.Eng.)	900,000	8.95
4. Mr. Yongsit Rojsrivichaikul	800,000	7.95
5. Mr. Makin Petplai	600,000	5.96

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above five directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

(Mr. Paron Isarasena Na Ayudhaya)
Chairman of the Remuneration Committee for the ESOP Program
Shin Satellite Public Company Limited

together we grow... together we succeed



Vision 2006

to be a global leader in broadband satellite communications

Contents




ipstar

FINANCIAL HIGHLIGHT

In million Baht, except per share values in Baht

	2005	2004	2003	2002
Operating Result				
Total Revenue	6,914	5,567	6,217	5,429
Service and Sales Revenue	5,589	5,120	5,805	4,997
Gross Profit	1,689	1,902	2,271	2,112
Operating Profit	680	898	1,165	1,251
Net Profit	1,208	856	1,080	1,411
EBITDA	2,288	2,168	2,446	2,338
Financial Position				
Total Assets	33,687	27,587	25,116	20,307
Total Liabilities	20,103	18,423	16,673	13,103
Shareholders Equity	13,584	9,164	8,443	7,204
Financial Ratio				
Current Ratio (times)	0.58	0.44	0.57	0.42
Debt to Equity Ratio (times)	1.26	1.78	1.78	1.50
Gross Profit Margin	30%	37%	39%	42%
Operating Profit Margin	12%	18%	20%	25%
EBITDA Margin	41%	42%	42%	47%
Net Profit Margin	17%	15%	17%	26%
Return on Assets	4%	3%	5%	8%
Return on Shareholders Equity	11%	10%	14%	22%
Earnings per share (Baht)	1.21	0.98	1.24	1.61
Dividend per Share (Baht)	-	-	0.25	-
Book Value per Share (Baht)	13.55	10.38	9.23	8.21

As of December 31st, 2005

Total Assets

Million Baht



35000
30000
25000
20000
15000
10000
5000
0
20,307
25,116
27,587
33,687
2002
2003
2004
2005

EBITDA

Million Baht



3000
2500
2000
1500
1000
500
0
2,338
2,446
2,169
2,288
2002
2003
2004
2005

Book Value per Share

Million Baht



14
12
10
8
6
4
2
0
8.21
9.23
10.98
13.55
2002
2003
2004
2005



CHAIRMAN'S REPORT

Dear Shareholders,

Shin Satellite Public Company Limited finally reached the culmination of eight years of hard work when it successfully placed the Thaicom 4 (IPSTAR) satellite in orbit on 11 August 2005. This, the largest commercial satellite ever launched in the world, proved that our vision of a low-cost, Internet Protocol-based satellite was not only feasible but will establish the Company as a world leader in satellite technology. Innovation has always been one of the strengths of Shin Satellite, and the ability to develop technology ourselves will have long-term benefits for the Company. This was widely recognized in February 2006, when the prestigious Society of Satellite Professionals International (SSPI) named the IPSTAR project as Industry Innovator 2006 for Service Development and Applications.

IPSTAR Progress

By the end of 2005, the Company had constructed IPSTAR gateways in Thailand, Vietnam, Australia, New Zealand and Myanmar. In December, TOT Public Company Limited (TOT) was officially appointed National Service Operator for IPSTAR in Thailand.

Future Expansion of Fleet

In the middle of 2005, the Company announced it would launch another conventional satellite, "Thaicom 5", in the middle of 2006 to replace Thaicom 3, which is due to expire in 2007. Besides ensuring that current customers on Thaicom 3 are able to continue their businesses uninterrupted, the new satellite will allow broadcasters in this region to expand the number of its channels. The satellite will also allow the Company to introduce High Definition Television (HDTV) to the Indochina region for the first time. For the Company, this will lead to more transponder utilization than previously and will assist our clients to grow with us.

Corporate Governance

Shin Satellite continues to improve its corporate governance in order to assure shareholders of strong internal controls and transparency that meet or exceed the regulations

and requirements. As Chairman of the Board, I am also an independent director, along with three others on a Board consisting of nine directors. We are proud that the Board has successfully implemented the recommendations of the SET and SEC. We have set up all recommended sub-committees in complete compliance with the guidelines, rules and regulations of the SET and SEC, and have set up internal regulations committed to protecting shareholders. Our Investor Relations Department has worked continuously to ensure that investors are kept aware of vital company information and develop a high level of transparency for the Company.

Financial Overview

Shin Satellite had an excellent result in 2005, with net profit of Baht 1,208 million, an increase of 41.1% over last year. Consolidated sales and service revenue continued to strengthen at Baht 5,589 million, up 9.2% over last year, however it was the Company's subsidiaries that contributed tremendously to this growth. Lao Telecom and Cambodia Shinawatra, the Company's telephone businesses, have gone from strength to strength each year. Their combined revenues grew 28.4% in 2005, and together, they contribute approximately 32.9 % of net profit. Moreover, LTC announced a dividend of six million US dollars for 2005, of which Shin Satellite will receive 49%. CS LoxInfo Plc, the Company's ISP business, of which Shin Satellite holds 40%, contributed a dividend for 2005 of Baht 0.45 per share.

Creating Value for Shareholders

Our shareholders are looking towards future performance now that several projects are reaching fruition. We expect IPSTAR to add value throughout this year -- and over the next 16 years as we commence expansion around the Asia Pacific Region. IPSTAR should be the rising star of the Company. The introduction of Thaicom 5 mid-year will also contribute to future value as we introduce HDTV to the sub-region, an application that will become the norm, just as color TV surpassed black and white. Our subsidiaries, with average subscriber growth in CamShin and LTC of 33%, and far-from-saturated markets, will contribute further over the years. The investment of CS LoxInfo in TMC is starting to return the growth that investors expected from that purchase. CS LoxInfo is now following a strategy of service quality before price, so we can look forward to a strong bottom line contribution.

The Company is about to enter a new era, with two new satellites in orbit within a year of each other. The next two years will be an exciting period of growth and bright new prospects for us all as we commence to reap the benefits of our investment. I should like to thank you, our shareholders, for your continued faith in the Company and confidence in our future.



Paron Israsena Chairman of the Board

Investment Structure

of Shin Corporation Group (As of March 2, 2006)

Shin Corporation Plc. [1, 2]

- **Advanced Info Service Plc. [2]** **42.80%**
  - Mobile from Advance Co., Ltd. 99.99%
  - Advanced Datanetwork Communications Co., Ltd. 51.00%
  - Data Network Solutions Co., Ltd. 49.00%
  - Digital Phone Co., Ltd. 98.55%
  - Advanced Contact Center Co., Ltd. 99.99%
  - Data Line Thai Co., Ltd. 65.00%
  - Advanced MPay Co., Ltd. 69.99%
  - Advanced Magic Card Co., Ltd. 99.99%
  - AIS Wireless Communication Network Co., Ltd. 99.93%
  - AIS Wire Network Co., Ltd. 99.93%
  - AIS International Network Co., Ltd. 99.93%
- **Shin Satellite Plc. [2]** **41.34%**
  - Shin Broadband Internet (Thailand) Co., Ltd. 99.99%
    - **CS Loxinfo Plc. 2)** **40.02%**
      - Loxley Information Services Co., Ltd. 94.19%
      - Teleinfo Media Plc. 99.99%
  - Shenington Investments Pte Ltd. [1] 100%
    - Cambodia Shinawatra Co., Ltd. 100%
    - Lao Telecommunications Co., Ltd. 49.00%
  - IPSTAR Co., Ltd. 98.89%
    - IPSTAR Australia Pty Ltd. 100%
    - IPSTAR New Zealand Co., Ltd. 100%
    - IPSTAR DO BRASIL [3] 100%
  - Star Nucleus Co., Ltd. 70.00%
  - Spacecode LLC 70.00%
  - IPSTAR International Pte. Ltd. 100%
  - IPSTAR Global Services Ltd. [3] 100%



TV Plc. 2)
2.93%

Asia Aviation Co., Ltd.
49.00%

I.T. Applications and Services Co., Ltd.
99.99%

tware Media Co., Ltd.
[illegible]

Thai AirAsia Co., Ltd.
50.00%

Shinawatra Information Technology Co., Ltd.
[illegible]

Media Connex Co., Ltd.
[illegible]

Thai Crunch Time Co., Ltd.
51.00%

AD Venture Co., Ltd.
90.91%

C Matchbox Co., Ltd.
99.96%

Capital OK Co., Ltd.
60.00%

Shineedotcom Co., Ltd.
[illegible]

Payment Solution Co., Ltd.
[illegible]

Arc Cyber Co., Ltd.
47.50%

Professional Collection Co., Ltd.
[illegible]

Holding Company
Listed Company on the Stock Exchange of Thailand
In the process of setting up the company




Miss Pintongta Shinawatra
7,149,868 Shares
0.66%
Mr. Dumrong Kasemset
7,357,497 Shares
0.67%
Mr. Umnuay Pichitrapongchai
9,700,000 shares
0.89%
Thai NVDR Company Limited
24,520,850 Shares
2.25%
Shin Corporation Public Company Limited
450,870,934 Shares
41.34%

MAJOR SHAREHOLDERS

Shin Satellite Public Company Limited

GM-SIN Provincial Development Capital Fund
5,428,300 Shares
0.50%

TISCO Bank Public Company Limited
4,800,000 Shares
0.44%

Mr. Thavatchai Khoonchaipanit
5,461,100 Shares
0.59%

Mr. Manit Auethaveekul
5,500,000 Shares
0.60%

Mr. Katapol Kanokpruk
3,300,000 Shares
0.75%

Total 531,088,549 No. of Shares

48.69 %

Source: Major Shareholders' report as of March 7, 2006 prepared by Thailand Securities Depository Co., Ltd.


opening...



GENERAL BACKGROUND AND MAJOR DEVELOPMENTS

Satellite Concession

The Company was founded on November 7, 1991 by Shin Corporation Plc. ("SHIN"), which was granted a 30-year Build-Transfer-Operate concession from the Ministry of Transport and Communications (currently transferred to the Ministry of Information and Communication Technology) to operate the national satellite project. The concession expires in 2021. The Company has the right to build, launch and operate the Thaicom satellite project throughout the concession period. Under the concession, the Company is required to pay the Ministry of Information and Communication Technology (MICT) an agreed percentage of the Company's annual gross revenue earned from the transponder business, or a minimum remuneration, whichever is higher. Moreover, the Company must transfer to the MICT the ownership of the satellites, teleport, and all related operational equipment once the construction and installations are complete.

His Majesty the King Bhumibol Adulyadej has officially given a name to the satellites of this project, "Thaicom," as a symbol of the linkage between Thailand and modern communications technology.

The Company became a listed company on the Stock Exchange of Thailand in 1994. As at the end of 2005, Shin Corporation Plc., which is the Company's major shareholder, holds 41.34% of shares in the Company.



Progress and Major Developments during the Past Five Years

2001

March The Company sold all of its 48.96 million shares in C.S. Communications Co., Ltd. ("CSC") to Shin Broadband Internet (Thailand) Co., Ltd. ("SBI").

September SBI increased share capital in CSC by 470.4 million Baht (47.04 million shares). The Communications Authority of Thailand (currently called CAT Telecommunications Public Company Limited) relinquished its right to increase its share capital in CSC. The increase brought CSC's paid-up capital to 970 million Baht with SBI holding 99.5%.

December The Company increased share capital in SBI by 847.29 million Baht (84.729 million shares), bringing the latter's registered and paid-up capital to 947.29 million Baht.

The Company increased share capital in Shenington by S$ 9.2 million, bringing the latter's registered capital to S$ 15 million and paid-up capital to S$ 14.7 million.

Shenington increased share capital in Cambodia Shinawatra Ltd. by US$ 5 million, bringing the latter's registered and paid-up capital to US$ 17 million.

2002

November The Company signed loan guarantee facilities for the IPSTAR project with the Export-Import Bank of the United States and with Compagnie Francaise d'Assurance pour la Commerce Exterieur de France (COFACE), and signed a syndicated commercial bank facility for US$ 389.3 million.

December At a CSC extraordinary shareholders' meeting, a resolution was passed to approve the registration of the new official company name of C.S. Communications Co., Ltd., to "CS LoxInfo Company Limited" ("CSL"). The new official company name was registered with the Ministry of Commerce on January 29, 2003.



2003

March CSL merged its internet service business with Loxley Information Services Co., Ltd. ("Loxserve"), which provides LoxInfo Internet services, under a 10 year concession (to expire in 2006) from CAT. SBI holds 94.19% of the shares.

CSL issued additional ordinary shares to increase authorized share capital, following the shareholders' resolution passed at the extraordinary meeting in December 2002. As a result, SBI's percentage of shareholding in CSL decreased from 98.07% to 50.02%.

Shin Broadband Internet (Thailand) Co., Ltd. (SBI) purchased 39.99 million shares of C.S. Satellite Phone Co., Ltd., ("CSP") from CSL, allowing SBI to own 80% of CSP shares.

December CSP has now registered its dissolution.

2004

April CSL initially offered additional ordinary shares to the public (IPO) and become a listed company on the Stock Exchange of Thailand on April 8, 2004.

May On May 17, 2004, the Company changed the par value per share from 10 Baht to five Baht.

October On October 27, 2004, Shin Corporation Plc. and the Ministry of Information and Communication Technology amended the concession contract regarding the proportion of shareholding in the Company by Shin Corporation Plc., from a previous minimum of 51% to a current minimum of 40%.

2005

March At a CSP extraordinary shareholders' meeting, a resolution was passed to approve CSP's liquidation. After the liquidation, CSP had Baht 103,827,823 cash on hand. The money was divided and paid back to shareholders at 2.07 Baht/share. On March 25, 2005, the registration of CSP's dissolution was approved by the Ministry of Commerce. On March 31, 2005, CSP paid Baht 83 million back to the group and Baht 21 million to other CSP shareholders, meaning that the liquidation of CSP was complete according to the Civil and Commercial Code.

June The Company successfully raised more than Baht 3,182 million from a public offering of 208 million new shares to institutional and retail investors. The Company offered the new shares at Baht 15.30 per share. Institutional investors were allocated 110 million shares with 98 million shares for retail investors. After the PO process, SATTEL increased its paid-up capital from Baht 4,387 million to Baht 5,427 million. The total number of ordinary shares offered to the public accounted for 19% of the new amount of total paid up capital.

July Shenington increased its registered capital, with 2,200,000 shares at USD 1 per share, or 2.2 million USD paid by shareholders. CamShin now has 19.2 million USD of registered and paid up capital.

August Thaicom 4 (IPSTAR), the world's first broadband satellite, was launched successfully from the Spaceport at Kourou, French Guiana, in South America.

October-November
Six IPSTAR gateways in Thailand, Vietnam, Australia, New Zealand and Myanmar were officially opened.

December The Company announced it would commence the service of Thaicom 4 (IPSTAR) for TOT Public Company Limited (TOT), which is the National Service Operator for IPSTAR in Thailand.


ipstar



BUSINESS OVERVIEW

Shin Satellite Public Company Limited operates four types of business - satellite transponder leasing and related services, internet-related services, telephone-related services, and telephone directories and distribution. Investment in all these businesses is considered long-term. The investment decision is based mainly on the fundamentals of the business to be invested, including future business trends. Moreover, the Company's investment policy is to be the major shareholder in its investments (whenever possible). The aim is to have overall management authority and to set the business direction of its subsidiaries and associated companies.

Income Structure of 2005


Internet, 0.9%
Other revenue, 1.3%
Gain from foreign exchange, 0.6%
Share of net results from investments equity method, 1.6%
Revenue from insurance compensation, 15.7%
Satellite, 51.0%
Telephone, 28.9%

Satellite Transponder Leasing and Related Services

The Company has a 30-year concession from the Ministry of Information and Communication Technology ("MICT"), expiring in 2021, to operate the national satellite communications project. At the time of publication of this report, the Company operates four satellites, with a fifth satellite to be launched mid-2006.

Thaicom 1A, 2 and 3 are termed conventional satellites, providing broadcasting and telecommunications services over a wide coverage area stretching from Europe to Australia. They are used for free-to-air television broadcasting, Direct-to-Home (DTH) broadcasting and telephone trunking. Thaicom 5 will be similar to Thaicom 3. The Company intends to migrate customers from Thaicom 3 to Thaicom 5 after launch and will move Thaicom 3 to a new position over the Middle East to open up this new market.

Thaicom 4 (IPSTAR) was launched in August 2005. It was purpose built to offer Internet Protocol, or IP, services to the Asia Pacific Region. Such services include data, video and voice applications for end users at attractive prices.

The Company founded a number of subsidiaries to provide satellite and related services. IPSTAR Company Limited ("IPSTAR") was set up to operate and distribute IPSTAR satellite transponders leases. Spacecode LLC ("Spacecode") provides engineering, telecommunication technology and electronic services. IPSTAR Australia Pty Limited ("IPA") was formed to provide broadband satellite services in Australia. IPSTAR New Zealand Limited ("IPNZ") was formed to provide broadband satellite services in New Zealand. Star Nucleus Co., Ltd. ("STAR") was formed to provide broadband technology compatible with the IPSTAR satellite. Currently, STAR has not yet registered its share capital or started operation.

Internet-Related Services

The Company provides internet-related businesses through four of its subsidiaries/ associated companies/joint venture companies, namely, CS LoxInfo Public Company Limited ("CSL"), with a concession from the Communications Authority of Thailand ("CAT") granting it the exclusive license to provide television transponder services via satellite and internet via satellite for 22 years, expiring in 2016. CSL also provides commercial Internet access with ground and satellite networks under the brand name of CS LoxInfo for 10 years, expiring 2007. CS LoxInfo listed on the Stock Exchange of Thailand on April 8, 2004.

CS LoxInfo has a subsidiary company called CS LoxInfo Solution Company Limited ("CLS"), which engages in the business of distribution of CSL internet access service serving Japanese companies operating in Thailand.

The Company provides internet application development and content services for broadband networks through Shin Broadband Internet (Thailand) Company Limited ("SBI"), a wholly-owned subsidiary.

The Company also provides internet services in Lao PDR through a joint venture, Lao Telecommunications Company Limited ("LTC"), and through Cambodia Shinawatra Company Limited ("CamShin"), a wholly-owned subsidiary in Cambodia.

Telephone-Related Services

The Company is a provider of telephone-related services through an investment in Shenington Investments Pte Ltd. ("Shenington"), which is a holding company. Its main objective is to invest in international telecommunications. It currently has investments in two companies.



- **Lao Telecommunications Company Limited** ("LTC") is a joint venture owned by Shenington (49%) and the Government of Lao PDR (51%). It has a 25-year license, expiring in 2021 to operate fixed line telephone, cellular phone, and international call services, including leased line and internet services.

  Services Provided by LTC

  - Public Switched Telephone Network (PSTN)
  - Digital Phone Service (GSM) 900 / 1800
  - Mobile CDMA 800 MHz & 1900 MHz Nationwide Coverage
  - Telephone CDMA 450 Wireless Local Loop System
  - Public Phones
  - Internet Services
  - International Calls

- **Cambodia Shinawatra Company Limited** ("CamShin"): CamShin was granted a 35-year concession from the Cambodia Government, expiring in 2028, to provide fixed-line telephone and mobile phone services. In Q3 2003, CamShin started to provide internet access services under the brand name of CamShin.net. CamShin is one of five internet providers in Cambodia.

  Services Provided by CamShin

  - Fixed phone CDMA 450 MHz
  - Mobile phone CDMA 450 MHz
  - Mobile phone GSM
  - Internet Services

Telephone Directory Printing and Distributing Services

CS Loxinfo is a provider of telephone directory printing and distributing services through an investment in Teleinfo Media Co., Ltd. ("TMC"), by purchasing 43.90 million ordinary shares, equivalent to 63.25% from SHIN and Singtel Interactive Private Limited ("SIP") for 506 million Baht. The acquisition in TMC led to a business synergy, allowing CSL to create added value businesses in the future. It has been granted a 10-year concession to exclusively publish and distribute both white and yellow pages telephone directories in Thailand from 1996 to 2005. In 2005, CSL bought all the remaining shares held by the TOT Public Company Limited.



INCOME STRUCTURE

Unit : Million Baht

Type of Business	Operating Company	% held by SATTEL	2003		2004		2005	
			Revenue	%	Revenue	%	Revenue	%
Satellite and related services	Shin Satellite CS LoxInfo	- 40.02	3,271	52.61	3,105	55.79	3,523	50.96
Internet related services	CS LoxInfo Shin Broadband Internet Shenington Investments	40.02 99.99 100.00	1,194	19.20	409	7.35	65	0.94
Telephone related service	Shenington Investments	100.00	1,340	21.55	1,559	28.01	2,001	28.94
Telephone directory printing and distributing services	Teleinfo Media	100.00 (held by CSL)	-	-	47	0.84	-	-
Share of net results from investments - equity method			0.46	0.01	112	2.01	113	1.63
Gain from foreign exchange			120	1.93	-	-	40	0.58
Revenue from insurance compensation			-	-	-	-	1,083	15.66
Other revenue			292	4.70	334	6.00	89	1.29
Total revenue			6,217	100.00	5,567	100.00	6,914	100.00

The satellite transponder leasing and related services, which are the core business of the Company, comprise two major groups of customers at year end 2005, as follows:

Broadcasting, 5' .2%



Telecommunications operator, 48.8%

Broadcasters, representing 51.2%

- TV Broadcasters 35.8%
- Digital Ku-Band Direct-to-Home (DTH) 12.4%
- Education TV 1.7%
- Other types of broadcasters 1.3%

Telecommunication service providers, representing 48.8%

- Domestic VSAT 25.5%
- Rural telephony service providers 8.7%
- Internet service providers 6.9%
- Cellular phone operators 6.7%
- Other telecommunications service providers 1.0%

Income classified according to the types of local and international customers:

Unit : percentage

Type of Income	2003	2004	2005
Local Customers			
Shin Satellite Plc.	31.0	37.3	43.5
CS LoxInfo Plc.	20.2	6.9	-
Shin Broadband Internet (Thailand) Co., Ltd.	0.4	0.5	0.4
Teleinfo Media Co., Ltd.	0.0	0.9	
Total local customers	51.6	45.6	43.9
International Customers			
Shin Satellite Plc.	24.9	23.1	18.7
CS LoxInfo Plc.	0.0	0.0	-
Shenington Investments Pte. Ltd.	23.5	31.2	36.5
IPSTAR Co., Ltd.	0.0	0.1	0.9
Total international customers	48.4	54.4	56.1
Total service income	**100.0**	**100.0**	**100.0**



Social Contributions

Shin Satellite believes that as a socially responsible corporation, it should encourage the development of society and play a role in assisting that development. The Company's social contributions follow a theme of "education," that is, the Company contributes to society by helping to further the development of education.

Thaicom Foundation

The Thaicom Foundation (http://www.thaicomfoundation.org) was established on 30 December 1993 to support and promote educational development through modern technology, especially in rural areas, in cooperation with the Department of Non Formal Education, the Ministry of Education. The Foundation supports national education projects in rural areas, encourages equal education (by providing education via satellite). It supports the development of teaching, research and seminars, and other academic projects, such as the development of pedagogy suitable for modern society. It also provides scholarships for students who study well but come from poor backgrounds. For instance, financial aid of 18,000 Baht each was provided to needy secondary school students (Mathayom-6) throughout the country following the economic crisis of 1997. Support is given on a means-tested basis to students whose parents otherwise could no longer support their children's education.

The Thaicom Foundation contributed approximately 15,600 distance-education-via-satellite kits as well as financial support of 20 million baht to Wang Klaikangwon School in Hua-Hin, Prachuap Kiri Khan Province. Educational programs are broadcast from the school via 14 free channels on Thaicom satellites. Approximately 250 million baht was donated to the Foundation between 1994 and 2000. Shin Satellite itself provided 121 million baht. In 2004, the Thaicom Foundation received a donation of over 15 million Baht from Shin Corporation Plc. to provide educational scholarships to orphaned and underprivileged children all over the country.

The Thaicom Foundation aids three levels of education using the Constructionism theory (see http://www.papert.org). Constructionism is child-centered education wherein children learn how to work in the real world, using appropriate technology, and by experimenting



for themselves, developing their ability to listen and plan systematically, solve problems and work independently. The Thaicom Foundation supports different levels of educational institutes. At school level there are Darunsik Khalai School (Bangkok) and San Kamphaeng School (Chiang Mai Province). At university level there is the Shinawatra University (Pathum Thani Province). At village level, there is Ban Na Noi Village (Buri Ram Province).

Support for Education and Telecommunications for Medical Purposes (Telemedicine) in Cambodia

Cambodia Shinawatra Co., Ltd., or CamShin, a subsidiary of SATTEL, donated IPSTAR equipment to a charity called Japan Relief for Cambodia. CamShin has been supporting the construction of Internet networks for telemedicine and education in rural areas of Cambodia. Using solar panels as the villages do not have electricity, they provide education to poor children. A local hospital can now contact the capital city, Phnom Penh, even Harvard Medical School, for advice. Using hotspots in nearby schools they can send email without an outside connection.

Social Assistance in Lao PDR

Lao Telecommunications Co., Ltd., of which SATTEL holds 49%, regularly makes several social contributions each year, such as educational assistance for underprivileged students in rural areas.

Support from IPSTAR to Tsunami Victims

Shin Satellite Plc. following the Tsunami victims in the six southern provinces on 26 December 2004, the Company dispatched technical support from IPSTAR to the affected areas. IPSTAR technology was the first to offer victims an IP-based link to the outside world, both for free internet/e-mail access and Voice over IP telephone calls.

Promotion of Science Education

To promote science education, especially in satellite telecommunications, to children and youths, SATTEL has provided satellite models and information on satellites to the Science Centre for Education for exhibition. Moreover, SATTEL also founded a Satellite Museum at the Thaicom Satellite Station in Nonthaburi to disseminate knowledge on the history and development of telecommunications.


ipstar


expanding...
esa
ariane

THAICOM 5 PROJECT

As of the end of 2005, Thaicom 5 was under construction in France and targeted for launch in mid-2006. This conventional satellite is similar to Thaicom 3, with the same number of transponders. The main purpose of this project is to replace Thaicom 3, which is estimated to reach the end of its life in 2007. Thaicom 5's revenue should be on a par as Thaicom 3 in 2005, but with space available to allow for customer expansion.

Thaicom 5 will provide services with C-Band and Ku-Band frequencies. Its C-Band Global Beam covers Asia, Europe, Australia and Africa, while its C-Band Regional Beam covers most of Asia. Thaicom 5's Ku-Band Spot Beam covers Thailand and other countries in Indochina, while a Ku-Band Steerable Beam covers Vietnam and other countries in Indochina.

This new satellite will be mainly used for TV broadcasting. Its Direct-to-Home or DTH service will efficiently broadcast quality programs to home users. Another service is Channel Distribution, whereby digital signals are compressed and sent via the satellite to ground stations globally. Apart from TV broadcasting services like the one currently provided by Thaicom 3, this new satellite is expected to introduce a new service called High Definition Television or HDTV. This is a new, advanced, technology that will give much clearer pictures than current systems. The Company understands that HDTV is a fast-growing technology and is widely successful in Europe and America. It has also begun to be more popular in Asia. The Company plans to offer HDTV service via Thaicom 5 to Thailand and the Indochina region.

The targeted customers of Thaicom 5 are in South Asia, e.g. India, Pakistan and Bangladesh, as well as Indochina, e.g. Vietnam. The demand for telecommunications services in these regions is increasing rapidly due to population and economic growth. The Company has a strategy to make Thaicom 5, at 78.5 degree east, a "Hot Bird". This means that Thaicom 5 is expected to be a popular satellite with the great number of dishes pointing at it because of its quality and interesting TV programs. This value will give the Company a competitive advantage over the satellite operators in future.

Industry Outlook & Competition

Conventional Satellite Business

ProTrunk

In 2005, the Company's major customers in the ProTrunk business were internet service providers (ISPs) and corporate customers requiring a direct international connection to the internet under the coverage of Thaicom 1A and Thaicom 3. The Company's key customers were Indochina, India, Bangladesh, Sri Lanka, Iran, Nigeria, Cameroon and Thailand.

Last year, sales was expanded in some areas only due to several factors including the dramatic decrease in broadband service market prices as well as the expansion of submarine fiber optic cables from the biggest Internet centers in the Asia Pacific region, such as Hong Kong, Singapore and Japan.

In late 2005, the Company successfully transferred teleport services in Hong Kong to Thailand and Singapore as it had been increasing its efficiency and quality of service. In 2006, the Company plans to expand its backup backbone continually in order to increase the system reliability and to support more customers.

Broadcasting

In 2005, the Company's key customers in the broadcasting business are not only domestic broadcasters, both Free-to-Air (FTA) and Pay TV, but also those broadcasters from the South Asia region. The main expansion has been in the C-Band Channel Distribution section in which the Company almost doubled the number of satellite TV channels. The C-Band Channel Distribution service is a value-added service whereby the Company arranges for tape playout and studio services, digital signal processing, signal compression and transmission, and satellite capacity using Thaicom satellites to achieve both global and regional audiences for customers.

Throughout the year, the Company has maintained the number of customers in the Ku-Band Direct-to-Home section and Global Digital TV Network, a service whereby the Company arranges for satellite capacity and signal turnaround using several satellites to deliver customers' TV channels several regions such as North America, Europe and Australia. Moreover, many foreign customers have used our system integration service whereby the Company procures and installs equipment and transmission system for the customers.

In 2006, the Company plans to emphasize again the South Asia market, especially India and Pakistan, for C-Band Channel Distribution services and the Indochina and domestic markets for Ku-Band Direct-to-Home section. The Company is aiming to release more "One-Stop Shopping" packages to prospective customers and prepare more video platforms to support the increased number of customers from both foreign countries and the domestic market following licenses expected to be issued by the National Broadcasting Commission (NBC).

Transponders

The rate of utilization of Thaicom Satellites has been rising continuously from 2004 because of increased demand for transponder leasing in Thailand, Indochina and South Asia.

Although the price has been declining since there has been fierce price competition among satellite operators from China, Malaysia, Europe and America, the Company has been successful in acquiring competitive advantage by offering Value-added Services (VAS) to customers such as broadcasting and ProTrunk applications. As a result, these would help the Company expand its target markets in the future.

In addition, as transponders on Thaicom-3 are not enough to serve rising demand especially Home (Direct-to-Home or DTH) applications in Thailand, the Company has recently signed a contract with Alcatel Alenea Space Industry to manufacture a new satellite called Thaicom-5. It is scheduled to launch in 2006 at 78.5° East.

Broadband Satellite - IPSTAR

Global Broadband Industry

The number of global broadband lines finally reached the 200-million mark in the last quarter of 2005. Point Topic estimates there will be a total of 205 million DSL, cable modem and other broadband technologies worldwide, representing 25% growth from the end of 2004.

Figure 1: World broadband lines pass 200 million


250
200
150
100
50
0
Millionlines
DSL
Cable modems etc
Broadband total
Q4 2001
Q2 2002
Q4 2002
Q2 2003
Q4 2003
Q2 2004
Q4 2004
Q2 2005
Q4 2005

Figure 2: Share of global broadband lines by region as of 30 Sept 2005


26%
Western Europe
22%
Asia-Pacific
2% Eastern Europe
3% Latin America
2% Middle East and Africa
20%
South and East Asia
25%
North America

Focusing on a more detailed breakdown shows differences between regions. The total of Western Europe slightly surpassed North America, reporting 26% and 25% share respectively, followed by Asia-Pacific and South and East Asia. However, all Asia accounts for 45% of the world's broadband lines. North America and Europe account for nearly half of all broadband access in the world, with almost the same average growth rate of 7.4%. (Source: www.point-topic.com)

For South and East Asia, India seems to be the strongest growing country, reporting a 57% increase in the previous quarter, to more than 835,000 lines. China still accounted for the bulk of the region's growth in absolute numbers. Asia-Pacific with its 2.3% growth was the slowest-growing region because major countries such as Japan, Singapore and Taiwan are now facing saturation. In addition, countries such as Malaysia, Australia and New Zealand are now showing rapid growth. (Source: www.point-topic.com, www.lightreading.com)

Looking at the technology side, DSL still dominates the market with its 65.9% share compared to 34.1% for cable modem and other technologies. DSL's growth rate outpaced cable modem and other technologies in most markets except the U.S.A., Canada, Russia and some countries in Eastern Europe. China remains the world's largest and the most dynamic DSL market. The U.S.A. is the leader in cable modem with 23.6m subscriptions by end of Q3 2005. (Source: www.point-topic.com)

Asia Pacific Broadband Industry

Due to its large population, Asia-Pacific has become a major internet growth region, with approximately 332 million users or a third of the internet's 1 billion global users. (Source: www.arnnet.com.au) This region is also home to two leading broadband nations, South Korea and Japan, and two of the world's future Internet super-powers -- China and India. (Source: www.emarketer.com)

Currently telecommunications service providers are increasingly focusing on the broadband and mobile segments in this region. To respond to demand for faster network speeds, broadband access was introduced. Moreover, new broadband services, including Voice over Internet Protocol (VoIP), online games and IP television, are also driving demand. As a result, unlimited data download packages offered by broadband service providers are becoming popular in this region. (Source: Frost & Sullivan)

The evolution of satellite technology could be used in efforts to bridge the Digital Divide within a reasonable length of time, as topographical challenges will limit the amount of terrestrial network expansion. Moreover, enormous growth opportunities in new markets such as India, Indonesia and Philippines are set to boost the revenues of internet-based services.

Indochina's Broadband Internet Industry

The countries of Indochina, such as Myanmar, Cambodia, Vietnam and Laos are now facing overwhelming obstacles in order to rebuild their telecommunications infrastructure. These countries have a number of mobile subscribers -- much more than fixed-line subscribers. However, it is still a small amount compared to higher developed countries. In addition, internet penetration remains low. To reduce the difference between rural and urban areas, most communications systems in remote areas are supported by the government, while

they depend on the demand in bigger cities. Thus, broadband satellite technology has been introduced to fill the gaps. From 2004 to 2005, the broadband market in this region has been growing by 35 percent and it should expand further in the future. (Source: www.researchandmarkets.com).

India's Broadband Internet Industry

The Indian population accounts for 15% of the world's population. It is speculated that India will eventually have the world's largest population. The growth of broadband subscribers increased from 49,000 in January 2005 to 835,000 in December 2005, or a 16 times increase. The Indian Government policy toward the broadband industry is to have 3 million broadband subscribers in 2006. (Source : www.lightreading.com)

China's Broadband Internet Industry

China's broadband market has been growing rapidly for the past few years. It is dominated by digital subscriber line (DSL) technology, followed by cable modems. At the end of year 2005, there were approximately 50 million broadband users in China and it is expected to double within the next three years. In addition, CNNIC reported that more than 64 million Internet users in China logged in via broadband access. However, "a bottleneck in PC penetration" was slowing the growth rate down and this problem of low penetration rate in remote areas remains. (Source www.eetimes.com)

South East Asia Broadband Internet Industry

Indonesia and the Philippines, both consisting of islands, have been struggling to develop their national telecommunications network. Broadband service is now being provided only in some major cities, where necessary infrastructure is in place, by relatively few service providers. In most countries, it seems that broadband has just passed its startup phase. However, market analysts see good opportunities in this region.

It is reasonable for these countries to adopt a satellite platform for the communications system. By using satellites one can obtain wide coverage, quick rollout of facilities (compared to buried optic fiber cables) unconstrained by natural conditions and distance. In sum, future growth of broadband access in this region will rely on the provision of reliable infrastructure (Source: www.biz-lib.com)

Japan and South Korea Broadband Internet Industry

With strong support from their governments through economic as well as regulatory policy, Japan and South Korea have been at the forefront of broadband access for the past few years. The speed of broadband connections has significantly risen from 1-3Mbps two years ago to 50MBps-100Mbps today. (Source: www.emarketer.com) Japan has held its third place ranking among the 'Top Ten' broadband countries with 20.9m lines, while South Korea came fourth with 12m lines. However, South Korea is still the first and only country to pass the threshold of 25 lines per 100 of the population. (Source: www.point-topic.com)

Figure 3: Top ten' broadband countries by number of lines: Dec 2004 - Sept 2005



Broadband lines at Q3 2005
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
USA
China
Japan
South Korea
France
UK
Germany
Italy
Spain
Cable modems etc
DSL

Australia and New Zealand's Broadband Internet Industry

Both Australia and New Zealand show high growth of broadband users. The broadband market, especially in Australia, is booming. In Australia, there are nearly 2.5 million broadband users served by over 500 Broadband Service Providers. (Source: www.researchandmarkets.com)

Due to the geographical characteristics of the countries, Internet broadband via satellite is an optimum and affordable choice for Internet Service Providers (ISPs) to choose. Potential high-bandwidth applications are Video Conference (VDC), Internet Broadband, and Corporate Virtual Private Network (VPN). People in the suburban and rural areas and governmental and private organizations are sectors expected to be served by IPSTAR technology.

Thailand's Broadband Internet Industry

The number of broadband users in Thailand has been growing rapidly since the Ministry's promotion of ADSL broadband service in 2004. At the end of 2005, Thailand had over 400,000 broadband subscribers mostly served by DSL connection. The number of broadband users is expected to reach one million in the near future.

Figure 4: Thailand Population and Demand (Source: NECTEC)



Thailand Population and Demand
Millions
67
66
65
64
63
62
61
60
59
58
57
Population
12
10
8
6
4
2
0
Millions
Internet & Broadband Demand
2000
2001
2002
2003
2004
2005
Year
Population
DSL Internet subscribers
Internet users

Due to the lack of nationwide broadband infrastructure, the majority of broadband users live in Bangkok and suburban areas. The launch of the Thaicom 4 (IPSTAR) satellite in August 2005 could be viewed as a good opportunity to provide broadband connections for those who live in rural areas. Providing the service over the satellite has some advantages for the broad and rapid deployment of a communications network with more efficient cost compared to the regular terrestrial network.

The demand of broadband in Thailand was firstly generated by corporate customers and government with their vertical projects i.e. Intranet/VPN, VoIP, e-Education, etc. Nowadays, the demand has mostly been generated by the consumer market. Speed as well as quality are now considered key success factors by most broadband providers.

New Products and Services

Services / Applications

IPSTAR Premium Home Entertainment Network (IPHEN)

IPHEN is an integrated multi-service composed of Broadband Internet, Broadband Voice, Broadband Video, Mobile, IP-Home and Smart-Home services and applications. IPHEN allows users to experience complete broadband entertainment services inside and outside their home. It also allows access, control and monitoring of homes when users are away.

IPSTAR Broadband Video

IPSTAR Broadband Video is a 24-hour video broadcasting service viewable only from the PC and is available exclusively for IPSTAR's users. The service has been developed since the end of 2005 and will be offered to users in Thailand as a value-added service with up to 9 live channels in the first quarter of 2006.

IPSTAR nanoGSM solution

The IPSTAR nanoGSM solution is a complete GSM-over-satellite system providing GSM coverage virtually anywhere, free of geography and backhaul considerations. The solution consists of the IP-based GSM system and the IPSTAR satellite system. The solution supports all GSM features and is interoperable with major GSM equipment vendors. This solution is suitable for local rural mobile services, special or ad-hoc services - military use, disaster management, mobile vans for add-on capacity, and backing up terrestrial links.

IPSTAR Ground System

The IPSTAR system comprises of a gateway earth station communicating over the THAICOM 4 (IPSTAR) satellite to provide broadband packet-switched communications to a large number of small terminals. The IPSTAR Ground System is divided into two major parts, IPSTAR Gateway and IPSTAR User Terminal.

IPSTAR Gateway

The new version of the IPSTAR Gateway, or the IPSTAR Second Generation Gateway (SGGW), is specially designed for the THAICOM-4 (IPSTAR) satellite. The IPSTAR SGGW is a highly efficient system and handles a larger number of user terminals compared to the IPSTAR

First Generation Gateway. With new algorithms to handle Class of Service (CoS) and Quality of Service (QoS), the IPSTAR SGGW can fulfill even the most demanding requirements from customers using applications such as VoIP, Video Conferencing and Virtual Private Networks (VPN).

IPSTAR User Terminal

A wide range of IPSTAR User Terminals is available to suit the customer's requirements. The IPSTAR User Terminal is a highly integrated satellite transceiver that enables low-cost broadband satellite access and ease of installation and use.

The Professional Series is a high performance standalone unit that provides the interface between the forward/return link of the satellite, and either an Ethernet network or USB to PC connection or an optional internal PCMCIA interface to support IEEE 802.11 wireless or VoIP interface. The Professional Series is capable of 4 Mbps downloads and 2 Mbps uploads. The compact enclosure is aesthetically designed to meet market needs. They are suitable for corporate, MTU/MDUs, SMEs and individual users.

The Enterprise Series is the IPSTAR premium user terminal with excellent features for rugged environments, rural applications, heavy duty applications and continuous or unmanned operations. The terminal has the technical capability of the Professional Series with additional environmental specification. The Enterprise Series is ideal for heavy duty applications such as Corporate, SMEs, "Second Mile" or intermediary links, Mobile Trunking, Rural Telephony and vertical market projects.

The Consumer Series* is a low cost user terminal specially designed for SMEs and consumer markets. The Consumer Series is capable of 1 Mbps download and 512 Kbps upload. The Consumer Series is simple to operate and can be used for a variety of consumer application, such as high-speed Internet access, VoIP, and video services. It is a low cost version (with integrated ASIC chipset) derived from the Professional Series, and specially designed for SOHO and consumer markets. The Consumer Series will offer integrated interfaces for applications such as voice services, IP Multicasting, VPN and video conferencing.

*Note: *Available Quarter 3, 2006.*

2005 Ground System Deployment Status

As of 2005, IPSTAR services have been provided with Thaicom and other satellites. The First Generation Gateways in Bangkok, Yangon, Taipei, Beijing and Sydney created sales of 25,000 UTs sold throughout 2005. Meanwhile, six Second Generation Gateways were constructed and implemented in Bangkok, Yangon (Myanmar), Broken Hill (Australia), Kalgoorlie (Australia), Auckland (New Zealand) and Hanoi (Vietnam), waiting for the launch of Thaicom-4 (IPSTAR) satellite.

At 15.20 hrs (GMT +7.00), Thursday 11 August 2005, Thaicom 4 was successfully launched from the Spaceport at Kourou, French Guiana, South America. After the launch, Shin Satellite tested the Second Generation Gateways and started commercial services for Bangkok, Vietnam, Australia, New Zealand at the end of 2005. Just before the end of the year, TOT, Thailand's NSO partner, placed an order for 10,000 IPSTAR User Terminals for the IPSTAR Second Generation Service in Thailand.

To serve different requirements from different groups of customers, we developed and planned to develop new versions of the IPSTAR User Terminal. In 2006, the IPSTAR Enterprise series will be introduced for use in rugged environments, heavy duty and for unmanned operations, as will the IPSTAR Consumer Series, a low cost unit and the IPSTAR MVV for mobile applications. Also this year, Shin Satellite plans to reduce the cost of the existing Professional Series by introducing an 84 cm antenna and 0.25W BUC into market. Shin Satellite envisages that, by the end of 2006, Malaysia, Indonesia, China, India and Japan will have the Second Generation Service in operation.

Marketing Strategy

At the beginning of 2005, Shin Satellite continued its first-generation service in Asia Pacific with the seven existing gateways in Thailand, Myanmar, Laos, Taiwan, India, China and Australia. To date the Company has signed agreements with National Service Operators (NSO) in three countries, TOT (Telephone Organization of Thailand), MPT (Myanmar Posts and Telecommunications) and VTI (Vietnam Telecom International) for the provision of IPSTAR second-generation service. The Company has now completed the deployment of six IPSTAR second-generation gateways in Thailand, Myanmar, Vietnam, Australia (at Kalgoorlie and Broken Hill) and New Zealand.

The Second Generation IPSTAR Gateway will provide services at much higher efficiency. Thus, the Company continues to develop new products and improve services at very affordable prices to customers in order to satisfy customers' needs at ISO 9002 standard. The Company plans to expand its Solution Provider Services and continues to build customer relationships across the region. This core strategy will provide the Company with many competitive advantages.

After the successful launch of THAICOM 4 (IPSTAR) satellite in August 2005, the Company's critical mission is to migrate all existing IP traffic from conventional satellites to THAICOM 4 (IPSTAR). The traffic transfer is expected to be completed in early 2006.

User Terminal Equipment

2005 is the year in which the User Terminal (UT) sales exceeded the 25,000 mark. Concerning the Company's UT roadmap, the Enterprise Series was introduced to the market in the second half of 2005. In 2006, another UT form factor, the Consumer Series, is expected to be ready by the first quarter. The Outdoor Unit (ODU), both portable antenna and auto-pointing antenna, were successfully launched as planned in 2005.

In 2006, the Company will focus more on the quality of the UT. It will form a product assurance team. The team will participate in the design phase to ensure that customer needs are served and cost is minimized.

Alternative/New Business and Commercial Model

In 2005, new business and commercial models were developed and implemented. The generic NSO (National Service Operator) model has been modified. An NSO is no longer required to acquire all satellite bandwidth or to build and operate IPSTAR gateways, but to facilitate, arrange and manage all partners, such as infrastructure operators and channel partners, for the provision of IPSTAR service in the territory.

The Company first introduced the "Airtime Model" as an alternative for prospects and partners in many countries. The concept originated from the mobile phone industry, whereas partners no longer have to pay for the whole amount/bulk of bandwidth in order to be appointed an NSO. Partners are allowed to pay for the Airtime used, and have much flexibility to introduce more value-added services to the end users. In sum, these two initiatives formed a new solution to reduce entry barriers while retaining partners' long-term commitment. As a result, more product packages based on this concept were developed.

Value-added Services

One of the Company's core strategies is to have value-added services and provide bundled solutions to increase the capacity for efficient use of bandwidth and reduce the service cost to a lower level.

Throughout 2005, various new applications and service packages were developed for new market segments. For instance, IPHEN (IPSTAR Premium Home Entertainment Network), an integrated Triple Play service, was designed for high-end home users. In addition, the broadband video platform was expected to be available by Q1 2006 to provide free TV channels for all IPSTAR users in Thailand.

Not only did such product development introduce new applications to the mass market but also the vertical market. In Q4 2005, the Mobile VSAT Vehicle (MVV), an integrated IPSTAR automatic pointing antenna with UT and vehicle, was launched. This mobile unit is specially designed for SNG (Satellite News Gathering). This vehicle can also be used during disasters. Another solution for telco partners was the IPSTAR nanoGSM, a complete GSM-over-satellite system providing GSM coverage virtually anywhere, that could be used for special or ad-hoc situation i.e. military use and disaster management.

Distribution and Alliance Partners

The Company is currently developing distributorships in countries under its service areas, like Indochina, China, India, Indonesia, Australia, New Zealand and Thailand, in order to implement IPSTAR services over 14 different countries. The strategy is to operate with major head-end operators, content providers and existing customers to build the business infrastructure and physical IPSTAR technology platform. Additionally, the Company continues to form strong alliances with prospective partners in each domestic market by appointing a National Service Operator (NSO), organizing and managing the downstream partners within the local market; this is followed by IPSTAR standard policies. Although having over 10 years' experience in the telecom and satellite business, the Company still simulates projects, including their management, investment etc., to be used for studying prospective partners in each market.

Technological and Operational Risks

In-Orbit Failure

While in orbit, satellites are under some risk. They may suffer system failure, solar discharges or collision with objects in space. Damages to a satellite system might adversely affect the Company's service to customers. However, satellites are designed to withstand a certain amount of wear and tear in space and it is rare that they suffer severe damage to the point of complete failure. Design specifications for satellites are far superior to most other types of vehicle. The Company maintains a contingency plan to minimize adverse effects on customers in the case of severe damage to a satellite. This includes transferring as many as possible to available transponders on the remaining Thaicom satellites. The Company has also made agreements for other companies' satellites, such as ST-1 and Intelsat satellites for services in Taiwan, Lao PDR, Australia, and New Zealand to be used temporarily until a replacement satellite is launched. The manufacture of a satellite is usually expected to take not more than 18 months.

The Company is aware of the potential risks of satellites in geo-stationary orbit and minimizes such risks by fully insuring its satellites. The Company and the Ministry of Information and Communication Technology (ICT) are joint beneficiaries, as under the Build-Transfer-Operate concession of the Company, the Ministry is the owner of the satellite assets while the Company owns the right to operate them. The insurance policy is for full coverage with partial loss, meaning that the Company can immediately make a claim when the satellite is partially damaged. The insured value equals the satellite's book value plus the cost for delivery and launch at the time the contract was issued. The insured value does not cover compensation for loss of revenue, to the Company or its customers, owing to the satellite's damage. This could possibly affect the Company's operational performance.

Insured Value Project

Satellite	Insured value (Million USD)	Period
Thaicom 1A	20.52	June 2005 - June 2006
Thaicom 2	20.55	June 2005 - June 2006
Thaicom 3	32.99	June 2005 - June 2006
Thaicom 4 (IPSTAR)	300.00	August 2005 - August 2006

However, the insurance policy shall not cover damages to or loss of the satellite caused by, or resulting from:

1. War, invasion, defense, acts leading to war made by the government, or military action.
2. Anti-satellite equipment, atomic-bomb, or nuclear-related equipment.

3. Rebellion, uprising, riot, strike, revolution, or civil war.
4. Seizure by government agencies.
5. Nuclear reaction, radiation by radioactive waste, which, directly or indirectly, causes loss/damage to the satellite, but excluding radioactivity which occurs naturally.
6. Electrical disturbances or noises, unless they directly cause the loss of, or damage to, the satellite.
7. Intentional or willful acts of the insured or the authorized person(s) that cause loss of or damage to the satellite, unless such intentional or willful act was executed out of ignorance of the consequences.

On February 7, 2003, Thaicom 3 experienced a power supply anomaly causing the Company to turn off unused Ku-Band transponders. The Company received US$ 33 million in compensation, which did not include loss of business revenue. The Ministry of Information and Communications Technology, as the satellite owner and therefore joint beneficiary, agreed to put the insurance compensation into an escrow account to pay for transponder leases from other providers or toward the construction of a new satellite to replace the damaged one. In July 2005, the Company declared it would use approximately US$30 million in partial payment of a new replacement satellite, Thaicom 5.

While Thaicom 5 is the same model satellite as Thaicom 3, an Alcatel (formerly Aerospatiale) Spacebus 3000, the Company has mitigated the risk of a similar loss of power by ordering the replacement of the parts suspected of causing the problem with a different design. The Company also ensured that the design of Thaicom 4 (IPSTAR) precluded any possibility of exactly the same type of problem occurring.

Technological Changes

Satellite telecommunications technology changes quickly, often leading to reduced investment costs. However, conventional satellites in fact have not changed that much. The technological changes might not have a huge impact on customers' decisions when choosing an operator. Certainly the competency of operators is an important factor in gaining the trust, and long term business, of customers. The Company itself has been continually investing its resources in satellite telecommunications research and development in Conventional Satellite for broadcasting service in order to prepare for launching a new satellite to replace the old one.

Apart from research and development for conventional satellite, telecommunication satellite is another area that the Company develops. The IPSTAR satellite is one example. It is the first broadband satellite in Asia to support the demands of telecommunications networks, especially the Internet, in the Asia-Pacific region. The Company also updates its ground equipment regularly in order to keep pace with the latest developments in satellite technology. The Company continually studies how to develop conventional satellite service technology to ensure its fleet will be among the most modern in the future.

Service Lives of Satellites

Although satellites generally have 12-16 years of service life, there are other factors that should be understood, such as their structural design and manufacture, their sturdiness and the durability of their equipment, the launch vehicle, the quality of the launch into orbit, the satellites' fuel consumption level and our skill in controlling the satellites under different conditions. The Company might lose its customers and revenues if Thaicom 1A, Thaicom 2, Thaicom 3 and Thaicom 4 (IPSTAR) have shorter service lives than expected and if the Company cannot launch any replacements in time. Current projections show that the service lives of Thaicom 1A, Thaicom 2, and Thaicom 3 should end in 2008, 2009 and 2007 respectively. Thaicom 4 (IPSTAR) has an expected life of 16 years and should remain in service until 2021, while Thaicom 5 (to be launched mid-2006), with an expected life of 14 years, should be in service until about 2020.

In September 2004, some transponders on Thaicom 3 needed to be temporarily shut down while charging batteries during an eclipse. After reassessing Thaicom 3's life in the second quarter of 2005, the Company established the remaining life as 2.5 years. Therefore, Thaicom 3's depreciation will be 308 million Baht per year for the next 2.5 years. However, this depreciation is not cash but rather an accounting cost, so it should not affect the Company's performance.

A team of satellite engineers at SATTEL estimate the remaining service lives of its fleet of satellites every month. When the remaining service life of a satellite is less than 5 years, the concerned agencies will be informed, who will deliberate on such issues as the application for reservation of the satellite's orbit, the budget for the construction of the replacement satellite, and the source of financing. Now the Company is in the process of planning to launch a replacement satellite without reserving a new satellite's orbit because the current one is still valid. Moreover, in 2005, the Company commenced construction of the Thaicom 5 satellite, intending to launch it in mid-2006, which will be the first step to introducing High Definition Television (HDTV) to Thailand and Indochina.

Reservation of Satellite Orbit and Frequency Coordination

When the Company has a plan to launch a satellite into a new orbit, it will not be allowed to use the new orbit position until the satellite orbit reservation is made. As the positions for satellites in geo-stationary orbit are limited, both reservation and frequency coordination are very important and come under the organization of a United Nation's agency - the International Telecommunications Union (ITU), of which Thailand is a member, with the Department of Posts and Telegraphs, Ministry of Information and Communication Technology (ICT) acting as an agent to negotiate and coordinate with others. Priority will be accorded to those who apply for orbit reservation first. Companies must launch their satellites within 7 years upon receiving approval. The limited orbital slots call for efficient use of resources through coordination of frequency. Such endeavor has become more and more complicated and time-consuming as transponder demand has risen, resulting in an increase in the number of geo-stationary satellites and their proximity of location. Therefore, the elimination or minimization of frequency disturbances might necessitate modification of satellite design, changes of service region or installment of larger ground equipment.

Risks Related to the IPSTAR Project

Certain risks of the IPSTAR project have been mitigated or eliminated. The Company launched the satellite successfully on 11 August 2005 and concluded in-orbit tests. Use of IPSTAR ground equipment over several years suggests that the technology is sound. The Company was able to secure several contracts with customers prior to launch, and these will be the initial sources of revenue for the project. Six gateways were opened as at the end of 2005, in Thailand, Vietnam, Australia, New Zealand and Myanmar. In December 2005, the TOT Public Company Limited, one of Thailand's largest telecommunications companies, became the official National Service Operator for IPSTAR in Thailand, effectively mitigating much of the marketing risk in Thailand. IPSTAR service commenced officially on December 9, 2005.

Risks related to Thaicom 5

Risk involving launch failure

Even though the construction and launch of a satellite demands a complicated process and technology, and although the Company has carefully commissioned selected experts and an internationally-renowned manufacturer and launch company, there is no guarantee that there will be no unforeseeable mishaps during the launch. Even when in orbit, the satellite still risks missing its precise orbital location, or it might use more fuel than estimated to get into the allotted orbital location and, consequently, suffers a reduced service life to some extent. In some cases, the satellite might be so irrecoverably damaged that it can not function, or become partially damaged and can not function fully. Failure during the Thaicom 5 satellite launch, which delays the Company's revenues generated from that satellite's services, plus the period of 15-18 months from manufacturing to launch of a replacement satellite, will affect the Company's growth. To minimize the risk, the Company has hired a satellite manufacturer/launch company with a good history of success, expertise and global reputation, such as those in the US and France. Launch failure is covered by an insurance policy and the Company will be fully compensated for the construction and launch of a new replacement satellite.

Business/Operating Risk

Changes in laws, rules, regulations and Government policy.

SATTEL was incorporated and registered in Thailand to operate satellite telecommunications in the country under a concession granted by the Ministry of Transport and Communications to Shin Corporation Plc. (currently such concession was transferred to be under the authority of the Ministry of Information and Communication Technology or MICT), which is SATTEL's parent company. In September 1999, the eight-year exclusive period awarded to the Company expired. Therefore, local competitors or international competitors who own satellites are now allowed to apply for a license from the MICT to operate satellite telecommunications in Thailand. However, so far, no local or international competitor has entered the market to compete with the Company.

After the Frequency Allocation Act came into force, the MICT's power to grant licenses was transferred to the National Telecommunications Commission (NTC), which acts as the telecommunications regulator in the country. Presently, in compliance with the 2001 Telecommunications Act, the general regulatory licensing framework for Type-1, Type-2, and Type-3 services have already been established. However, the specific licensing framework for satellite service is still under the process of consideration. It is expected that there will be other operators interested in applying for satellite service licenses and entering into the market after the specific licensing framework for satellite service has been concluded and the new licenses have been issued.

In accordance with the 2001 Telecommunications Act, regarding the conversion of the existing concession to a license under the terms and conditions regulated by the NTC, both concessionaire and any Government entity that holds a concession needs to arrive at a mutual agreement prior to proceeding any further. Hence, all factors need to be deliberated to decide whether the new arrangement will be of benefit to the Company.

The Company is confident that the open market policy will have little or no significant impact on the Company's businesses, especially when considering the Company's success in expanding markets during the last few years into various countries and regions, such as Indochina, Australia, New Zealand, India, China, and many countries in the Middle-East.

The good relationship between the Company and its local customers has always been maintained. The introduction of any competitor's service will bring with it the technical hurdles of relocating or repositioning customers' antennae from pointing at SATTEL's satellites to the competitors'. The change will cost rather a lot - a disincentive for customers to switch to the competitors' service.

Furthermore, the Company has constantly invested in research and development (R&D) of new technology to effectively provide high quality services at a reasonable cost. An instance of this is the development of the Thaicom 4 (IPSTAR) satellite, the first broadband satellite in the Asia-Pacific Region, which allows the Company to have a competitive advantage over other competitors in capturing a substantial part of the market in broadband satellite services.

Consequently, there is certainly the risk of escalating competition due to the changes in laws, rules, regulations, and Government policy. However, being a leading satellite operator in the region, with continual success in expanding the customer base to various countries, an established relationship with customers, and continual R&D investment, the Company has much greater advantage over potential new-entry competitors, who would need a certain period of time to develop and ensure a service standard that satisfies customers' expectations.

Potential Loss of Major Customers

The current satellite telecommunications service industry has become more competitive. This situation might prompt customers not to renew their service contracts with the Company when their contracts expire, but choose to switch to competitors' services. The Company might suffer from loss of customers if it cannot replace them with new ones. One of SATTEL's major broadcasting customer accounts for 24.7% or 541 million Baht, of the Company's revenues from transponder leases in 2005. The transponder lease contract has been renewed, ending in 2018. The customer has never defaulted on its payments to SATTEL. Moreover, the change to a competitor's service will bring with it the technical hurdles of relocating or repositioning the antennae from SATTEL's satellites to that of competitors'. The change would cost rather a lot - a disincentive for the customers to switch to the competitors' service.

New Operators and Alternative Services

The telecommunications business engenders huge profits, so there is fierce competition for market share. Although SATTEL is known as a successful company and the leader in satellite telecommunications services in the Indochina and South Asia regions, there are new competitors in the market ready to take SATTEL's market share, especially after the exclusive license in Thailand expired in 1999. New operators will stimulate more competition in the market and this might affect the company's operation. To cope with new competitors, the Company constantly develops new products, efficiently controls the cost, improves its services, expands its customer base, and focuses on service quality. Moreover, the satellite business requires high investment, extensive business experience and large existing customer base, which will limit the number of new players in the market.

Financial and Economic Risks

Risk from Currency Exchange Rate Fluctuations

After floating the currency exchange rate from a money basket system to a managed float, the Company collected fees from local customers in Thai Baht at the effective exchange rate equivalent in US dollars. Currently the portion of revenue based on US dollars is at 77%. The Company manages exchange rate fluctuations by proportionately adjusting its loans to revenue ratio in US dollars and Thai Baht (natural hedge). To mitigate the effect of the exchange rate fluctuation, the Company uses widely accepted methods such as "swap" and "forward" deals in financial markets. The Company has appointed a financial management division to consider the appropriateness of entering into a financial transaction to hedge from the risk of currency exchange rate fluctuations.

Management Risk

Major Shareholder Possesses Controlling Power

On June 30, 2005, the Company offer new ordinary shares for sale to the general public, to the amount of no more than 208,000,000 shares (at a par value of 5 baht per share) at 15.30 Baht. This increase of share capital resulted in the decrease of Shin Corporation's shareholding in SATTEL to 41.34%.

As a result, other shareholders gain more power to check and balance issues raised by major shareholders. However, Shin Corporation still possesses management power as of 31 December 2005 and has the power to control almost all resolutions in shareholder meetings, including the appointment of the Board as well as other resolutions that require a vote, except matters prescribed according to the law and other Company regulations which require three fourths of shareholders to approve. Consequently, other shareholders have not been able to accumulate a majority of votes regarding some matters opposed by the major shareholder.

Loss of Specialized Experts in Management

Satellite technology-related operations, including telecommunications, require highly qualified personnel with thorough knowledge and good skill in high technology as one of the factors in the operations' success. Presently, there are a limited number of people with thorough knowledge and skill, especially in telecommunications technology in Thailand, so the loss of employees working at the executive or management level, such as high-rank executives in satellite engineering division, might adversely affect the Company's operations. For this reason, the Company regularly sends its executives at every level to training and observation tours abroad as well as rewarding them with proper benefits.

Other Risks

Legal and Political Risks in Countries where SATTEL Operates

The Company is bound by the concession to provide adequate telecommunications for domestic needs, a task the Company has been faithfully undertaking. SATTEL has expanded its markets abroad, predominantly in South Asia, which comprises India, Pakistan and Nepal. The Company pays closely abides by the rules and regulations of the countries where it operates and, when necessary, hires and consults law firms in those countries for legal process and advice. At present, the free market economy fostered by globalization has enabled the Company to penetrate foreign markets much more extensively and activities are also undertaken currently to prepare the Company for future competition in the domestic market in 2006. The Company is thus confident of its ability to compete with whoever might enter the Thai market after 2006, as well as its ability to expand further into foreign markets because it has accumulated knowledge and years of experience in finding markets abroad.



Corporate Governance

Corporate Governance Policy

The Board of Directors believes that the Principles of Good Corporate Governance are essential factors in maximizing long-term earnings to stakeholders. The Board granted its approval to the (Revised) Policy of Good Corporate Governance on March 24th, 2005 to cover five major areas.

1. The Board of Directors
2. The Rights and Equitable Treatment of Shareholders and other Stakeholders
3. Information Disclosure and Transparency
4. Internal Control and Risk Management
5. Corporate Philosophy and Code of Conduct

Management Structure and Nominating the Board of Directors


The Board of Directors
The Audit Committee
Vice President Internal Audit Mr. Sivaraks Phinicharomna
The Executive Committee
Remuneration Sub-Committee
Chairman of the Executive Committee
Nomination Sub-Committee
President Dr. Nongluck Phinainitisart
Managing Director IPSTAR Mr. Paiboon Panuwattanawong
Executive Vice President Marketing & Sales Mr. Yongsit Rojsrivichaikul
Vice President Sales Asia, Eastern Europe & America Mr. Pradeep Unni
Vice President Sales Thai, Indochina & China Mr. Makin Petplai
Vice President IPSTAR Operations Mr. Teerayuth Boonchote
Vice President Business Development Dr. Avudh Ploysongsang
Vice President Finance & Accounting Mr. Tanadit Charoenchan
Vice President Legal Mr. Kamonmit Vudhijumnonk
Vice President Information System Management Mr. Teerawat Kusalanggoorawat

The Board of Directors

Names of Directors	Title	Number of Shares Held
1. Mr. Paron Israsena	Chairman and Independent Director	-0-
2. Prof. Hiran Radeesri	Director, Chairman of the Audit Committee and Independent Director	-0-
3. Mrs. Charintorn Vongspootorn	Director, Member of Audit Committee and Independent Director	-0-
4. Miss Peangpanor Boonklum*	Director, Member of Audit Committee and Independent Director	-0-
5. Mr. Kraisorn Pornsutee	Director and representative of Ministry of Information and communication Technology	-0-
6. Mr. Boonklee Plangsiri	Director	500
7. Dr. Dumrong Kasemset	Director and Chairman of Executive Committee	7,357,497
8. Mrs. Siripen Sitasuwan	Director and Member of Executive Committee	-0-
9. Dr. Nongluck Phinainitisart	Director and Member of Executive Committee	69,000
10. Mrs. Nilaya Malakul Na Ayudhaya*	Director, Member of Audit Committee and Independent Director	-0-

* *Resigned on November 15, 2005 and registered the resignation at the Ministry of Commerce on November 25, 2005 and appointed Miss Peangpanor Boonklum as replacement director and member of the Audit Committee on January 24, 2006.*
Miss Peangpanor Boonklum holds no shares in the Company.

Dr. Nongluck is the Secretary to the Board of Directors

Composition and Independence

The Company's Board of Directors comprise nine experienced directors covering various fields of business experience. Two are representatives of the major shareholders, two are Executive Directors, one is the representative of the Ministry of Information and Communication Technology (ICT) and four are independent directors, that represents over one third of the Board. This structure provides balance of power between oversight and management functions. The authorized directors are Dr. Dumrong Kasemset, Mr. Boonklee Plangsiri, Mrs. Siripen Sitasuwan, two of the three directors are required to sign on behalf of the Company together with the Company's seal affixed.

Definition of Independent Director

An independent director is a qualified and independent person based on the Stock Exchange of Thailand's guidelines;

1. Holding shares not more than 0.5 percent of paid-up capital of the Company, affiliated company, associated company or related company, including shares held by persons related to the independent director.
2. Being a director who does not take part in the management of the Company, affiliated company, associated company, related company or majority shareholder of the Company.
3. Being a director who has no direct or indirect benefit or interest in finance and management of the Company, affiliated company, associated company, related company, or major shareholder of the Company and one year must have passed since he ceased to have such benefit or interest unless the Board of Directors considers otherwise.
4. Being a director who is not a related person or close relative of any management member or majority shareholder of the Company.
5. Being a director whom is not appointed as a representative to safeguard interests of the Company's directors, majority shareholders or shareholders who are related to the Company's majority shareholders.

In addition, an independent director shall be capable of giving opinions or reporting the results of performance of work according to the duties delegated free of any interest concerning personal benefit/position and free of the control of any party including any forced circumstance which may obscure an independent opinion.

Leadership and Vision of the Board of Directors

The Board of Directors as representatives of the shareholders has the duty to oversee that the management will perform in accordance with company's objectives, policies, procedures, rules, regulations and resolutions from the shareholders' meeting with honesty, loyalty and meticulously takes care of shareholders' interest including other stakeholders. To conduct their duties, the board participates in review process of vision, mission, strategies, target setting, business plan and budget of the Company. The Board has agreed with segregation of duties and responsibilities among The Board, the Audit Committee, the Sub-Committees and management. In addition, the board has mechanisms to oversee and follow up management operation and management control in an appropriate and timely fashion.

Responsibilities

In the Board of Directors meeting no. 2/2548 on February 17, 2005, the Directors have revised their duties and responsibilities, in writing, as follows:

- To establish the policies, assign the business direction for the Company and subsidiaries including exercise authority over management to assure operating efficiency and effectiveness in order to maximize benefit to shareholders and continuous improvement.
- To consider and decide upon significant issues on business operation of the Company and subsidiaries, such as policies, business plan, asset acquisition and disposal, project investments, level of authority and other issues required by law.

To monitor performance of management in terms of efficiency for the best interest of the Company and subsidiaries by establishing accounting systems, reliable financial reporting and auditing, including evaluation process for effectiveness and efficiency of internal control systems, risk management and appropriate follow up procedures.

- To ensure no conflicts of interest among stakeholders through a process review of related party transactions.
- To ensure business operation is in accordance with good corporate governance and ethics.
- To have Board of directors conduct performance self-evaluation annually.
- The Board may delegate power to any individual to conduct business on specific cases or other matters. The delegation of power shall not include power to execute conflict of interest or transactions in the Company or subsidiaries as regulated by the Security Exchange Commission or the Security Exchange of Thailand. The committee also requests a written procedure for directors and management to report their stock-holding on the company in accordance with the rules and regulations of the Security Exchange Commission and Stock Exchange of Thailand.

The Company also has a policy to have an annual review of corporate governance policy by Directors in order to comply with the Stock Exchange of Thailand and international practice of The Organization for Economic Co-Operation and Development (OECD).

Appointing the Board

The Board should be qualified based on experience according to company requirements, having no prohibited conditions according to the Public Company Limited Act or other related laws. The Board shall have sufficient time to devote its knowledge and ability to work for the Company. The Board of Directors has assigned a nomination sub-committee that will be responsible for director selection and propose their appointment at the Shareholders' Meeting. The Company has a policy requiring the director to hold office of director in not more than five other companies and the term of the director is three years.

According to the Articles of Association, the term of one third of the directors shall end every Annual General Meeting of Shareholders. The longest serving directors shall be due first, and may be re-elected to resume duty. In case of vacancy(ies) due to other reasons, the Board, by a vote in which three fourths of its members agree, shall elect someone who has qualifications and no prohibited conditions according to clause 68 of the Public Companies Act, B.E. 2535 (1992). The Board can thereby appoint him/ her a director in the next

Meeting. An exception is the case of a term with less than 2 months remaining, where the term of the newly appointed director shall expire at the same time as the preceding director. The Company has a Nominating Sub Committee to select a new director for appointment.

The Company does not limit the maximum times a director may be re-elected. Neither is their age an issue, but rather their working capability.

The Company has a policy of supporting the participation of directors in seminars and training courses organized by concerned bodies such as SET or IOD which are useful for the performance of duties of directors. New directors will be provided with documents and information on the Company's business to enable the new director to perform his/her duties efficiently.

Chairman of Board of Directors and Chairman of the Executive Committee

The Company has a policy on segregation of duties between the Chairman of the Board, and the Chairman of the Executive Committee, that they shall not be the same person, in order to maintain a balance of power between direction and management functions.

- The Chairman of the Board is leader of directors and is responsible for monitoring and supervising management functions of the Executive Committee in accordance with the approved business plan. The Chairman also acts as the chairman of the Board of Directors' and at Shareholders' meetings.
- The Chairman of the Executive Committee is the head of the Company's management team, responsible to the Board to achieve the approved business plan.

Board Meetings

Meeting schedule is determined in advance to be held six times in a year. Additional meetings may be held as required. At the meeting, the Chairman of the Board will allocate sufficient time for management to provide document and information for discussion on significant issues. All directors are open to discuss and provide opinions including initiating meeting agenda(s). The secretary of the Board is responsible for making arrangement for the meeting, preparing adequate document and information attached to the meeting invitation and send to the directors at least seven days in advance. This will allow the director to have sufficient knowledge of the concerned agenda. The meeting normally takes three hours and it has formal minutes in writing that are always available to the directors for their review. The director who has an interest in the transactions cannot be in the meeting. In year 2005, the Board held regular meetings 6 times and special meetings two times, with the participation of the following directors.

Directors	Regular Meeting		Special Meetings	
	Meeting	Participation	Meeting	Participation
Mr. Paron Israsena	6	5/6	2	2/2
Prof. Hiran Radeesri	6	6/6	2	-
Mrs. Charintorn Vongspootorn	6	6/6	2	2/2
Miss Peangpanor Boonklum***	-	-	-	-
Mr. Kraisorn Pornsutee	3	3/3	2	1/2
Mr. Boonklee Plangsiri	6	6/6	2	2/2
Dr. Dumrong Kasemset	6	5/6	2	2/2
Mrs. Siripen Sitasuwan	6	5/6	2	1/2
Dr. Nongluck Phinainitisart	6	6/6	2	2/2
Miss Chirapa Chitraswang*	3	3/3	-	-
Mrs. Nilaya Malakul Na Ayudhaya**	6	-	2	-

* *Resigned on March 28, 2005 and appointed Mr. Kraisorn Pornsutee a director on March 31, 2005*

** *Cannot attend meetings due to sick leave. She resigned on November 15, 2005 and the resignation was registered at the Ministry of Commerce on November 25, 2005 and the Boards of Director appointed Miss Peangpanor Boonklum as replacement director on January 24, 2006.*

*** *Appointed director, independent director and member of the Audit Committee on January 24, 2006.*


ipstar
linking...

The Sub-Committee

The Board of Directors has established three Sub-Committees which are the Audit Committee, the Remuneration Sub-Committee and the Nomination Sub-Committee.

Audit Committee

Members	Position	Meeting	Participation
1. Prof. Hiran Radeesri*	Chairman of the Audit Committee and Independent Director	13	13/13
2. Mrs. Nilaya Malakul Na Ayudhaya**	Member of Audit Committee and Independent Director	13	-
3. Mrs. Charintorn Vongspootorn	Member of Audit Committee and Independent Director	13	13/13

* *Excluded a meeting with the Audit Committee -SHIN to consider the appointment of the auditor for 2006*

** *Cannot attend meetings due to sick leave and resigned on November 15, 2005 and the Boards of Director appointed Miss Peangpanor Boonklum as replacement director on January 24, 2006.*

All three members of the Audit Committee are independent directors and two of which have experience in Finance and Accounting. The term of office is the same as that of the director and may be re-appointed but not more than two consecutive terms unless the Board of Directors considers otherwise. In 2005, the Audit Committee held 13 meetings and conducted meetings in accordance with the following duties and responsibilities:

- To review that the Company has accurate financial reports in accordance with generally accepted accounting principles and sufficient information disclosure.
- To review that the Company has appropriate and effective internal control systems and internal auditing activities.
- To review whether the Company has followed the best practice of corporate governance issued by the Stock Exchange of Thailand, including compliance with other official rules and regulations.
- To select, appoint and review the compensation of the external auditor
- To hold meetings with the external auditor exclusively and evaluate the independence of the auditors.
- To review and provide opinions on connected transactions and those that might have conflict of interest with the Company with regards to it's correctness and adequacy of disclosure.
- To review the result of risk management from the Risk Management Committee and to confirm whether or not the risk management has an appropriate and effective process.
- To review Internal Auditing Activities and approve, the appointment, the transfer, and the annual performance evaluation of the Chief of Internal Auditing.
- To prepare the Report of The Audit Committee and disclose it in the Company's Annual Report. The report must be signed by the Chairman of the Audit Committee.
- To review and approve budget and manpower of the Office of Internal Auditing.
- To report activities of the Audit Committee to the Board of Directors at least 4 times a year.
- To carry out audit committee activities, the Committee has the power to invite concerned management or employees to provide opinions, to join meetings or render necessary documents.
- Having power to hire independent consultants or professionals when needed.
- To review duties, responsibilities and conduct self-evaluation annually.
- To perform any assignment by the Board of Directors that has been agreed upon by the Audit Committee.

The members of the Audit Committee also holds meeting among themselves exclusively to consider important problems relating to the management of the Company and notify the Chief Executive officer and the Board of the results of the meeting

The Audit Committee conducted self-evaluation and reported the result to the Board of Directors in the Board of Directors' meeting no.2/2006 on February 27, 2006.

Remuneration Sub-Committee

1.	Mr. Paron Israsena	Chairman of the Sub-Committee
2.	Mr. Boonklee Plangsiri	Member
3.	Mrs. Charintorn Vongspootorn	Member

The Remuneration Sub-Committee comprises of three members of which the chairman is the independent Director. The two members are one non-executive director and one independent director. The Sub-Committee's scope of work and responsibilities are:

- To determine appropriate and reasonable remuneration, both monetary and non-monetary annually in order to be incentives and maintain the Board, Sub-Committees, and senior Management of the Company.
- To prepare policies and criteria to determine remuneration of the Board for approval by the Board and/or the Shareholders' meeting, as the case may be.
- Report to the Board, and be responsible for providing explanations and clarifications about remuneration of the Board of Directors, in Shareholders' meetings.

In 2005, the Remuneration Sub-Committee took into account the business performance of the Company and the industry-wide standard of directors' remuneration in recommending the directors' remuneration to the Shareholders' meeting, which was within the total amount approved by the Annual General Meeting for the year 2005.

Nominating Sub-Committee

1.	Mr. Paron Israsena	Chairman of the Sub-Committee
2.	Mr. Boonklee Plangsiri	Member
3.	Mrs. Charintorn Vongspootorn	Member

The Nomination Sub-Committee comprises of three members the chairman and two members who are one non-executive director and one independent director. The Sub-committee's scope of work and responsibilities are:

- To determine policies and criteria for nominating the board and sub-committees of the Company.
- To nominate directors by considering appropriate persons for approval by the Board, and/ or Shareholders' meeting, depending on the case.
- To select appropriate persons to be nominated as Chairman of the Executive Committee when there is a vacancy and criteria for succeeding senior management.

In 2005, the Nomination Sub-Committee selected and nominated qualified persons for the position of director and submitted to the Board for consideration and approval to recommend to the Annual General Meeting for the year 2005 for appointment as the Company's directors.

In the year 2005, both sub-committees held one meeting each and the Chairman and two members attended the meeting.

Selection of the Board of Directors

The Company has appointed the Nomination Sub-Committee to select qualified persons who has appropriated educations and experiences. In case there is a vacancy, the Nomination Sub-Committee will review qualification of the persons before nominating a number of them to the Board of Directors. The Board will review and select a nominee director to fit the vacancy and propose at the shareholders' meeting for approval in accordance with rules and regulations specified in the Articles of Association of the Company as follows:

1. Each shareholder shall have a number of votes equal to the number of shares held.

2. Each shareholder may exercise all the votes he/she has under item 1 to elect one or several persons as director or directors. If several persons are to be elected as directors, the shareholder may not allot his/her votes to any person in any number.

3. The candidates shall be ranked in order descending from the highest number of votes received to the lowest, and shall be appointed as directors in that order until all of the director positions are filled. Where the votes cast for candidates in descending order are tied, which would otherwise cause the number of directors to be exceeded, the Chairman is entitled to a casting vote.

In the selection of an appropriate director, the Nomination Sub -Committee and the Board of Directors shall select a person who has the qualifications and who possesses no prohibited characteristics under Section 68 of Public Company Limited Act B.E.2535 and the notifications of the Securities and Exchange Commission and the Stock Exchange of Thailand. In addition, the Board also considers competence, knowledge, experience and their managerial skills to assure that the nominee shall be of the best advantage to the Company's business.

The Board of Directors' Self-Evaluation

At the meeting of Board of Directors no.3/2006 on March 21, 2006, the Board of Directors conducted its self-evaluation using the form of the Stock Exchange of Thailand. The Board is of the opinion that its self-evaluation is an important step in the development of good corporate governance and the result of the self-evaluation has been forwarded to the Nomination Sub-Committee for use in the next selection of directors.

Executive Committee

1.	Dr. Dumrong Kasemset	Chairman of the Executive Committee
2.	Mrs. Siripen Sitasuwan	Member
3.	Dr. Nongluck Phinainitisart	Member
4.	Mr. Somprasong Boonyachai	Member

The Executive Committee comprises the Chairman of the Executive Committee of the Satellite and International Business Line, the President, and/or the appropriate person(s), as approved by the Board of Directors. The Board has agreed to their scope of duties and responsibilities in writing at its meeting no.5/2000 on November 13, 2000 and revised in accordance with the Board's resolution on February 27, 2004 as follows:

- To establish policies, directions, strategies, and core management structure for business operations in line with economic and competitive conditions that have been defined and declared to shareholders and submitted to the Board for approval.
- To prepare business plans, budgets, and level of authorities and submitted to the Board for approval.
- To monitor policy implementation and management directions in terms of efficiency and as appropriate to business conditions.
- To monitor the operating performance of the Company as it is conducted according to the approved business plan.
- To consider any significant investment project.
- To conduct other Board assignments.
- The Committee may delegate power to any individual to conduct business in specific cases or other matters. The delegation shall not include the power to execute conflict of interest or transactions conducted by the Company or subsidiaries as regulated by the Security Exchange Commission or the Security Exchange of Thailand.
- The Executive Committee has the authority to approve financial transactions up to 800 million baht. This includes general expenses in normal business operations, project investment, capital asset or fixed

asset investments, borrowings, lending, credit line facilities, debt instrument offerings, guarantees, loans or credit guarantees. Exceptions to this are transactions of money deposits and withdrawal, and foreign exchange and interest rate risk hedging instruments. The limits on its authority to approve these issues are set at 2.5 billion baht and 1.5 billion baht, respectively.

The Executive Committee may delegate power to managerial employees to approve one or more such financial transactions according to the Executive Committee's discretion.

The delegation shall not include power to execute conflict of interest or transactions in the Company or subsidiaries as regulated by the Security Exchange Commission or the Security Exchange of Thailand.

In practice, the Committee delegates power through approved level of authority that clearly indicates type and amount of transactions. That is, management, after exercising its authority, shall report the consequence to the Executive Committee meeting.

The Executive Committee has never delegated power to any one of its managerial employees to execute any transaction having value more than 300,000,000 Baht.

Management Team

1.	Dr. Dumrong	Kasemset	Chairman of the Executive Committee
2.	Dr. Nongluck	Phinainitisart	President
3.	Mr. Paiboon	Panuwattanawong	Managing Director - IPSTAR
4.	Mr. Yongsit	Rojsrivichaikul	Executive Vice President - Marketing and Sales
5.	Dr. Avudh	Ploysongsang	Vice President - Business Development
6.	Mr. Tanadit	Charoenchan	Vice President - Finance & Accounting
7.	Mr. Kamonmit	Vudhijumnonk	Vice President - Legal
8.	Mr. Teerayuth	Boonchote	Vice President - IPSTAR Operations
9.	Mr. Makin	Petplai	Vice President - Sales Thailand, Indochina & China
10.	Mr. Pradeep	Unni	Vice President - Sales Asia, Eastern Europe & America
11.	Mr. Sivaraks	Phinicharomna	Vice President - Internal Audit
12.	Mr. Teerawat	Kusalanggoorawat	Vice President - Management Information Systems

Note: 8-12 are appointed in 2004.

Remuneration of Directors

- The remuneration of six members of the Board of Directors in year 2005 was 4,790,000.00 Baht, composed of salary, bonus, and meeting allowance. The remuneration did not include that of executive directors and management and directors nominated by Shin Corporation who are not entitled to remuneration as director/executive director.

Name of Directors	Board of Director				Sub-Committee					Total Remuneration
					Meeting Allowance					
	Salary Directors	Bonus	Meeting Allowance	Total	Audit Committee Committee	Selection of Auditors Committee	Nomination Sub-	Remuneration Sub-	Total	
Mr. Paron Israsena	1,800,000	300,000	-	2,100,000	-	-	-	-	-	2,100,000
Prof. Hiran Radeesri	-	500,000	150,000	650,000	390,000	25,000	-	-	415,000	1,065,000
Mrs. Charintorn Vongspootorn	-	400,000	200,000	600,000	325,000	-	25,000	25,000	375,000	975,000
Mrs. Nilaya Malakul Na Ayudhaya	-	100,000	-	100,000	-	-	-	-	-	100,000
Mr. Kraisorn Pornsutee*	-	200,000	100,000	300,000	-	-	-	-	-	300,000
Miss Chirapa Chitraswang	-	175,000	75,000	250,000	-	-	-	-	-	250,000
	1,800,000	1,675,000	525,000	4,000,000	715,000	25,000	25,000	25,000	790,000	4,790,000

- *Appointed as director and representative of MICT to replace Miss Chirapa Chitraswang on 31 March, 2005*

- The Company established a compensation policy of the Board of Directors at a fair level by comparing it with the survey conducted by the Thai Institute of Directors and adjusted accordingly when there is change. Besides, the Board also considers additional compensation when directors have more duties and responsibilities at the sub-committee level.
- The remuneration of ten members of the management in year 2005 was 34,098,290 Baht, was composed of salary, bonus, provident fund, and other fringe benefits. The remuneration did not include that of the Chairman of the Executive Committee and the Vice President of Finance and Accounting, who were remunerated by Shin Corporation Plc.
- Non-financial Remuneration. The Company has an Employee Stock Option Plan (ESOP) planned for a period of five years as a means of motivating and rewarding employees. (Please see more details under "Capital Structure" section.)

Name list of Directors and Employee Who Receive Warrant

Name	Grant I Number of Issues and Offers 8,000,000 Units		Grant II Number of Issues and Offers 4,400,100 Units		Grant III Number of Issues and Offers 5,894,200 Units	
	No. of Unit	Percentage	No. of Unit	Percentage	No. of Unit	Percentage
1. Dr. Dumrong Kasemset	2,436,400	30.46	1,235,200	28.07	1,154,200	19.58
2. Dr. Nongluck Phinainitisart	1,692,800	21.16	637,100	14.48	600,000	10.18
3. Mr. Yongsit Rojsrivichaikul	700,000	8.75	209,800	4.77	550,000	9.33
4. Dr. Avudh Ploysongsang	204,300	2.55	100,000	2.27	160,000	2.71
5. Mr. Kamonmit Vudhijumnonk	203,600	2.55	72,700	1.651	40,000	2.38
6. Mr. Tanadit Charoenchan	162,000	2.03	218,000	4.95	240,000	4.07
7. Mr. Paiboon Panuwattanawong	399,900	5.00	527,300	11.987	00,000	11.88
8. Mr. Makin Petplai	173,800	2.17	209,800	4.77	400,000	6.79
9. Mr. Pradeep Unni	260,700	3.26	209,800	4.77	400,000	6.79
10. Mr. Sivaraks Phinicharomna	221,400	2.77	107,000	2.43	140,000	2.38
11. Mr. Teerayuth Boonchote	218,900	2.74	113,200	2.57	240,000	4.07
12. Mr. Teerawat Kusalanggoorawat	379,300	4.74	171,400	3.90	240,000	4.07
13. Others	946,900	11.84	588,800	13.38	930,000	15.78
Total Warrants issued	8,000,000	100.00	4,400,100	100.00	5,894,200	100.00

Note: Proportion of warrants under Grant I and Grant II equal to 1 warrant to 2.04490 common stock
Proportion of warrants under Grant III equal to 1 warrant to 1.02245 common stock

The Annual General Meeting of Shareholders for the year 2005 on March 31, 2005 approved the Employees Stock Option Plan, Grant IV (ESOP; Grant IV) to the total amount of 7,562,100 units.

The list of directors and employees entitled to receive warrants under ESOP, Grant IV is given below:

Names	No. of Warrants Allocated (units)	% (of the Program)
1. Dr. Dumrong Kasemset	929,900	12.30
2. Dr. Nongluck Phinainitisart	500,000	6.61
3. Mr. Yongsit Rojsrivichaikul	440,000	5.82
4. Dr. Avudh Ploysongsang	140,800	1.86
5. Mr. Kamonmit Vudhijumnonk	105,900	1.40
6. Mr. Tanadit Charoenchan	250,000	3.31
7. Mr. Paiboon Panuwattanawong	900,000	11.90
8. Mr. Makin Petplai	400,000	5.29
9. Mr.Pradeep Unni	350,000	4.63
10. Mr.Sivaraks Phinicharomna	136,100	1.80
11. Mr.Teerayuth Boonchote	250,000	3.31
12. Mr.Teerawat Kusalanggoorawat	225,000	2.98
13. Mr. Atip Rittaporn	400,000	5.29
14. Mr. Komsan Serepapong	70,000	0.93
15. Mr. Jiroj Srinamwong	70,000	0.93
16. Other employees	2,394,400	31.66
Total Warrants Issued	**7,562,100**	**100%**

Note: Proportion of warrants under Grant IV equal to 1 warrant to 1.02245 common stock.

The Rights and Equitable Treatment of Shareholders and Stakeholders

The Rights and Equitable Treatment of Shareholders

The Company has a policy to conduct shareholders' meetings according to the laws and guidelines prepared by regulatory authorities. In 2005, there was one shareholders' meeting at the Company, which is the Annual General Meeting. The invitation letter to the meeting, together with information on the meeting agenda, was distributed to shareholders approximately 14 days before the meeting date. This meeting was attended by the Chairman of the Board of Directors, Chairman of the Audit Committee, Chairman of the Nomination Sub Committee, Chairman of the Remuneration Sub Committee, Directors, and members.

In each shareholder meeting, every shareholder has rights, including equitable treatment in acknowledging the information, rendering opinions and questioning according to the meeting agenda and issues under discussion. The Chairman of the meeting shall allocate sufficient time for each matter as well as promote queries and discussion. The shareholders will receive the agenda for the meeting and other documents for the meeting in advance both by post and via the Company's website.

In each shareholder meeting, the Company shall appoint at least one independent director to be the proxy for shareholders who cannot attend the meeting, and inform earlier on the invitation letter. The Company also educates shareholders to understand their roles and encourages them to exercise their rights to protect their interests by distributing the pamphlet from the Stock Exchange of Thailand regarding "Good Shareholder Practice". The pamphlet contains various important topics for shareholders such as the role of shareholders in overseeing the performance of the Board and Management, approving the financial statements, the appointment of the Company's auditors, the appointment of directors, and fixing their remuneration, approving the increase in the Company's registered capital and connected transactions, the voting process and the questioning of directors and management, including demanding remedy in case their rights are violated and forming an association to protect shareholders' rights.

The Company is aware of the rights of stakeholders, and has a policy to ensure awareness by appropriately prioritizing stakeholders such as shareholders, employees, executives, customers, partners, creditors, society and the public. There is also cooperation between stakeholders about their roles and responsibilities in order that the Company can run its business smoothly, strongly, and fairly respond to the benefit of all stakeholders.

Shareholders:	the Company intends to run the business for shareholder satisfaction by maintaining the Company's profitability, adequate information disclosure, reliability and equitability.
Employees:	the Company aims to develop a culture and work environment which is conducive to open-mindedness and respect for each individual's ideas to achieve the same objective and vision, which is to create new innovations and improve existing products.
Customers:	the Company has acquired ISO 9000 Certification to assure customer satisfaction that products and services are of international quality.
Suppliers:	the Company's business partnerships are made while considering its effect on the Company, compliance with laws and regulations, and fair trade. These relationships were made to benefit the value chain to the customers.
Competitors:	the Company's policies support fair trade and free trade. The Company does not try to force a monopoly through its partners.
Society:	the Company's objective does not only include profit-making. The Company realizes its obligation to society, thus it tries to open opportunities for everyone to participate in activities that will be beneficial to everyone concerned both here and abroad.

Conflict of Interest

Regarding issues concerning conflicts of interest, related and connected transactions, the Company pays special attention by using the same prices and conditions as with outside parties (Arm's Length Transactions) or by making use of reports from independent external appraiser(s). The Audit Committee also reviews the transactions regularly to ensure fairness to all relevant parties, including minority shareholders.

The Compliance unit of the Company examines all related transactions and studies whether it is under the provision of connected transactions regulated by the Security Exchange Commission and the Security Exchange of Thailand or unusual transactions. The transactions are disclosed in details in 56-1 regarding type, amount, contract parties, and justification. In addition, the Board of Directors, at its meeting no.3/2005 on March 24, 2005 granted its approval to the Policy and Authorization Levels in Connected Transactions or Related-Parties Transactions to ensure that the Company would proceed with the connected or related-parties transactions in compliance with the Notification of the Board of the Stock Exchange of Thailand Re: Disclosure of Information and Proceeding of Listed Companies in Connected Transactions 2003 as amended by Notification (No.2) 2004.

Information Disclosure and Transparency

The Company values accurate, complete, thorough, and timely disclosure of financial, operational, and other relevant information for investors and concerned persons to use in investment decisions. This disclosure is made through communication channels via the Stock Exchange of Thailand (SET), the Securities and Exchange Commission (SEC), and the Company's Internet web site. The Company has also established an Investors Relations Department to be responsible for communicating useful information to shareholders, investors, analysts, as well as preparing policies and handbooks for investor relations activities and information disclosure to the Exchange in order to ensure that the Company fully complies with laws, rules and regulations.

Other than information disclosure according to the law, the Company also holds quarterly Mini Info Meetings to disclose operational performance to investors, analysts, fund managers, and interested persons, by a member of the Executive Committee to give explanations and reply to queries as they arise. Interested persons can contact and request information from the Investor Relations Department, tel. no. 02-596-5073, or search the website www.thaicom.net.

Internal Control, Internal Auditing Activities and Risk Management

Internal Control and Internal Auditing Activities

The company has established Internal Control systems according to the standards set by the SET and the Committee of Sponsoring Organizations of the Treadway Commission or COSO. The Internal Control Framework consists of five components

1. **Control Environment**
   The Company has set up internal control systems in the areas of finance, accounting, operation, organization, and human resources based on the Good Corporate Governance policy of Shin Corporation.
2. **Risk Assessment**
   The Company has formed a Risk Management Committee and developed a risk management system based on recommended Enterprise Risk Management activities of COSO, customized to align with the Company's business and its continuing development.
3. **Control Activities**
   The Company has created control mechanisms for management and executives by adopting the Quality Management System of the ISO to align operations with the customer's vision and other control activities which emphasize information reliability, asset safeguarding, and compliance with the rules and regulations of the Company and outside authorities and to strengthen information security.
4. **Information and Communication**
   The Company realizes the importance of its information system and the distribution of information to both inside and outside through its intranet and website. A culture of openness is promoted to emphasize communication between all levels.
5. **Follow-up and Monitoring**
   The Company conducts performance assessment of employees two times a year and reports financial performance quarterly through a meeting with investors and other interested parties.

In the Board of Directors' Meeting no. 2/2549 on February 27, 2006 with the Audit Committee also attending, the sufficiency of the internal control system was evaluated with five different measures, including organizational control and environment, risk management, management control activities, information systems and communication, and monitoring systems. The evaluation concluded that the Company has sufficient internal control, especially management control, to enable the Company, to safeguard assets from unauthorized persons and business transactions are conducted in accordance with approved level of authority, including being properly recorded to ensure reliability and accuracy of financial statements. The Company maintains documentary systems to make it available in a timely fashion for auditing process by external auditors and government authorities. Besides, there is a continuous development of the appropriate risk management system.

The Company has an independent Internal Audit Office with approved charter from the Audit Committee and Management by reporting functionally to the Audit Committee and administratively to the CEO particularly on the day to day administrative transactions.

In 2006, the Internal Audit Office adopted the results from risk management activities as information based to prepare its risk based audit plan from 2005-2007. The plan covered reliable of information on accounting and finance, efficiency and effectiveness of operation, compliance with rules and regulations, development of information technology and communication and development of quality management systems under ISO requirements. The Office also developed non-audit activities such as consulting on internal control of operation on newly business line. In addition, the Office had encouraged and trained internal auditors in modern internal auditing for their learning and growth.

The Internal Audit Office and PricewaterhouseCoopers ABAS Co., Ltd. did not find any material non-conformance of the internal control systems in 2005.

Risk Management

The Company practiced risk management in accordance with the Risk Management Handbook and Guidelines of Shin Corporation Public Co., Ltd. by educating the staff, as well as conducting workshops and established a Risk Management Committee comprised of the President and management at different levels.

The Committee designed various steps of risk management concurrently with guidelines from the Stock Exchange of Thailand and typical management procedures which starts from analysis of internal and external environment, vision, mission and objective setting, strategies and measurement, risk identification and impact evaluation, prevent and lessen its impact through the business plan and internal control activities including, regularly reporting its results to the Board of Directors. Therefore, risk management of the Company becomes a continuous process supported by all levels.

During the past year, the Risk Management Committee had improved risk management and been able to identify significant risks that may affect either short term or long term objectives of the Company. It then designed controls and mitigating activities with necessary resources and responsible personnel and delivered the information to Internal Audit Office in order to prepare a risk based audit plan.

Corporate Philosophy and Code of Conduct

In order to maintain operational standards and business ethics, the Company has established a written philosophy and code of conduct in order to become a leading company at both local and international levels that is recognized as responsible to employees, shareholders, customers, competitors, partners, creditors, and society, including the use of information, information disclosure, conflict of interest, safeguarding of company assets, participation in political activities, legal and regulatory compliance, good corporate governance, and reliable reporting.

The Company designs reporting channels for management and employees to identify transactions that may conflict with the above standards independently though an Ethical Hotline on the internal website of the Company.

The Company also prepares a program to build awareness on business ethics for management and employees through various steps as follows:

1. Provide basic knowledge of Ethics such as in the orientation for new employees.
2. Provide continuous knowledge of Ethics such as presentation of motion picture and ethical information in the Company intranet.
3. Stimulate ethical behavior in practice such as questionnaire distribution to all employees, result disclosure and maintain statistical surveys for progressive analysis of the program.

Inside Information

The Company is committed to ethics, integrity, and honesty in carrying out business with customers, partners, and shareholders and has Code of Conduct as a guideline for management and employees to adhere to. Disclosure of inside information by employees or management to others or for their own interests or involvement in activities that may lead to conflict of interest is considered severe misconduct and may subject them to disciplinary action.

In addition, the Company prohibits employees and management who work in the department or business unit that know inside information to buy or sell the Company's marketable securities during a month before disclosure of financial statements to the public.

The Company also notifies directors and management of their duties to report, in accordance with the format and schedule of the Securities Exchange Commission (SEC), his or her status as security holders and submit the reports on the same day to the SEC and the Company. The coverage of this requirement extends to their spouses and minor children as well.

Employees

As of 31 December 2005, the Company and its affiliated companies have 2,215 employees divided by type of business as follows:

Company	Full-time	Temporary
Shin Satellite Public Company Limited	351	33
Engineering	175	14
Marketing	56	-
Others	120	19
Shin Broadband Internet (Thailand) Company Limited	35	11
Cambodia Shinawatra Company Limited	33	298
Lao Telecommunications Company Limited*	101	1,338
IPSTAR Australia PTY Limited	11	-
IPSTAR New Zealand Limited	4	-
Total	**535**	**1,680**

** Total employees but the Company recognizes employee compensation of LTC according to stakeholder proportion (49%)*

The compensation for employees of the Company and its subsidiaries includes salary, pension fund, and other benefits. In 2005, the compensation paid to the Company's employees was 382 million Baht. (including employee compensation of LTC according to stakeholder proportion: 49%).

The Company has employee development programs which aim to balance employees' needs and the Company's benefits in general. Employee development courses are designed and employees at all levels are encouraged to be trained systematically and continuously so that they can carry out their current duties efficiently and ready for higher responsibilities in the future. The Company has in-house training and also sends employees for external training both locally and internationally.


aring...

Directors' Shareholding in the Company and its Subsidiaries of the Year 2005

Directors	Position	Shin Satellite Plc. Ordinary Shares[3] 2005	Shin Satellite Plc. Ordinary Shares[3] 2004	Shin Broadband Internet (Thailand) Co., Ltd. Ordinary Shares 2005	Shin Broadband Internet (Thailand) Co., Ltd. Ordinary Shares 2004	Shenington Investments Pte. Ltd. Ordinary Shares 2005	Shenington Investments Pte. Ltd. Ordinary Shares 2004	IPSTAR Co., Ltd. Ordinary Shares 2005	IPSTAR Co., Ltd. Ordinary Shares 2004	Star Nucleus Co., Ltd. Ordinary Shares 2005	Star Nucleus Co., Ltd. Ordinary Shares 2004
Mr. Paron Israsena	Chairman of the Board of Directors	-	-	-	-	-	-	-	-	-	-
Prof. Hiran Radeesri	Chairman of the Audit Committee	-	-	-	-	-	-	-	-	-	-
Mrs. Charintorn Vongspootorn	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-
Ms. Peangpanor Boonklum[2]	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-
Mr. Kraisorn Pornsutee	Director	-	-	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	500	500	1	1	-	-	-	-	-	-
Dr. Dumrong Kasemset	Director	7,357,497	3,323,400	1	1	-	-	-	-	-	-
Mrs. Siripen Sitasuwan	Director	-	-	-	-	-	-	-	-	-	-
Dr. Nongluck Phinainitisart	Director	69,000	69,000	1	1	-	-	-	-	-	-
Mrs. Nilaya Malakul Na Ayudhaya[1]	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-

Note: 1) *Resigned from a member of the Audit Committee 15 November 2005*

2) *Become a member of the Audit Committee 24 January 2006 in substitution of Mrs. Nilaya Malakul Na Ayudhaya*

3) *Shareholding includes that of spouse and children who have not yet reached majority, as of 31 December 2005*

4) *In the process of setting up the company.*

Spacecode LLC		IPSTAR International Pte Ltd.		IPSTAR[4] Global Services Ltd.		Cambodia Shinawatra Co., Ltd.		IPSTAR Australia Pty Ltd.		IPSTAR New Zealand Co., Ltd.		IPSTAR[4] DO BRASIL	
Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-

Management Team







Dr. Dumrong Kasemset	Dr. Nongluck Phinainitisart	Mr. Paiboon Panuwattanawong
Chairman of the Executive Committee	President	Managing Director - IPSTAR
01	02	03



Mr. Yongsit Rojsrivichaikul

Executive Vice President

Marketing & Sales

04



Dr. Avudh Ploysongsang

Vice President

Business Development

05



Mr. Kamonmit Vudhijumnonk

Vice President

Legal

06



Mr. Tanadit Charoenchan

Vice President
Finance & Accounting

07



Mr. Sivaraks Phinicharomna

Vice President
Internal Audit

08



Mr. Makin Petplai

Vice President
Sales Thailand, Indochina and China

09



Mr. Pradeep Unni

Vice President
Sales Asia, Eastern Europe and America

10



Mr. Theerawat Kusalanggoorawat

Vice President
Management Information System

11



Mr. Teerayuth Boonchote

Vice President
IPSTAR Operations

12

DIRECTORS AND MANAGEMENT TEAM
(AS OF 31 DECEMBER 2005)

Name	Age	Title	Shareholding (shares)* (31/12/05)	Relationship with Management	Highest Education
Mr. Paron Israsena	78	Chairman of the Board of Directors	None	None	Honorary Doctorate in Business Administration Chulalongkorn University
Professor Hiran Radeesri	76	Chairman of the Audit Committee	None	None	Honorary Doctorate in Accounting Thammasat University

*Includes holding by spouse and minor children

Governance Training (e.g. DCP and DAP of IOD)	Experience		Criminal Record in past 10 years
Program: DAP Directors Accreditation Program 4/2003	Present	Chairman of the Board of Directors Shin Satellite Public Company Limited Chairman of the Board of Directors Seamico Securities Public Company Limited Director and Chairman of the Audit Committee Sammakorn Public Company Limited Director and Member of the Audit Committee Padaeng Industry Public Company Limited Director The National Competitiveness Development Board The National Science and Technology Development Board Chulalongkorn University Council Chiang Mai University Council	None
	Past	President and Chief Executive Officer The Siam Cement Public Company Limited Director Shin Corporation Public Company Limited Chairman The Federation of Thai Industries Chairman Committee on Economic and Industry of the Senate	
Program: DCP Directors Certificate Program 2000	Present	Chairman of the Audit Committee Shin Satellite Public Company Limited Chairman of the Board of Directors Aberdeen Asset Management Company Limited Director Thai Institute of Directors Association Chairman -Corporate Governance Center The Stock Exchange of Thailand Chairman - Tax Auditor Examination Committee Revenue Department Chairman of the Audit Committee Ministry of Finance Director Thammasat University Executive Council	None
	Past	Chairman Price Waterhouse Company Limited Governor The Stock Exchange of Thailand Chairman of the Audit Committee The Stock Exchange of Thailand Director Thailand Securities Depository Company Limited Governor State Railway of Thailand Chairman, Board of Directors Mass Rapid Transit Authority of Thailand	

Name	Age	Title	Shareholding (shares)* (31/12/05)	Relationship with Management	Highest Education
Mrs. Charintorn Vongspootorn	59	Member of the Audit Committee	None	None	Master Degree of Business Administration Creighton University, U.S.A.
Ms. Peangpanor Boonklum *(Appointed Member of the Audit Committee as of January 24, 2006 in substitution of Mrs. Nilaya Malakul Na Ayudhaya)*	39	Member of the Audit Committee	None	None	LL. M, Columbia University School of Law, New York, U.S.A LL. M (Business Law), Chulalongkorn University
Mr. Kraisorn Pornsutee	57	Director	None	None	Master Degree of Electrical Engineering Georgia Institute of Technology , U.S.A

Includes holding by spouse and minor children

Governance Training (e.g. DCP and DAP of IOD)	Experience		Criminal Record in past 10 years
Program: ACP Audit Committee Program 1/2004 Program: DCP Directors Certification Program Class 8/2001	1999 - Present	Member of the Audit Committee Shin Satellite Public Company Limited	None
	2001 - 2002	Director and Member of the Audit Committee Advanced Info Service Public Company Limited	
	1997 - 1999	Director Thai Equity Fund Senior Executive Vice President MFC	
Program: DCP Directors Certification Program Class 7/2001	2006 - Present	Member of the Audit Committee Shin Satellite Plc.	None
	1999 - Present	Partner, White & Case (Thailand) Limited	
	2003 - March 2006	Director, White & Case (Thailand) Limited	
	1994 - 1998	Associate, White & Case (Thailand) Limited	
	1990 - 1994	Associate, Baker & McKenzie Ltd.	
	1986 - 1990	Associate, Corporate and Tax Division Peat Marwick Suthee (now, KPMG) and Coopers & Lybrand (now, PricewaterhouseCoopers)	
Program: DCP Directors Certification Program 41/2004	2005 - Present	Director Shin Satellite Public Company Limited	None
	2002 - 2004	Deputy Permanent Secretary Ministry of Information and Communication Technology	
	2000 - 2002	Deputy Permanent Secretary (Communications) Ministry of Transport and Communications	
	1997 - 2000	Senior Communications Advisor, Office of Permanent Secretary Ministry of Transport and Communications	
	1989 - 1997	Deputy Director - General, The Meteorological Department	
	1988 - 1989	Inspector General, Office of Permanent Secretary Ministry of Transport and Communications	
	1982 - 1988	Director, Office of Frequency Management Post & Telegraph Department	
	1979 - 1981	Chief, Office of Frequency Management Post & Telegraph Department	
	1972 - 1978	Engineer, Office of Frequency Management Post & Telegraph Department	

Name	Age	Title	Shareholding (shares)* (31/12/05)	Relationship with Management	Highest Education
Mr. Boonklee Plangsiri Authorized Director	54	Director	500	None	Master Degree in Computer Engineering, University of Illinois (Urbana Champaign), U.S.A.
Dr. Dumrong Kasemset Authorized Director	51	Director and Chairman of the Executive Committee	7,357,497	None	Ph.D., Electrical Engineering Massachusetts Institute of Technology, U.S.A.

**Includes holding by spouse and minor children*

Governance Training (e.g. DCP and DAP of IOD)	Experience		Criminal Record in past 10 years
Program: DAP Directors Accreditation Program 40/2005	2004 - Present	Chairman of the Board of Directors CS LoxInfo Public Company Limited	None
	2001 - Present	Chairman of the Board of Directors ITV Public Company Limited	
	1999 - Present	Chairman of the Group Executive Committee Shin Corporation Public Company Limited	
	1997 - Present	Director Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited	
	2001 - 2002	Chairman of the Executive Committee ITV Public Company Limited	
	1997 - 2000	Member of the Executive Committee Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited	
	1995 - 1996	Vice Chairman of the Executive Committee (Operation) Shinawatra Group	
	1993 - 1994	President Shinawatra Group	
Program: DAP Directors Accreditation Program 2/2003	2004 - Present	Director and Chairman of the Executive Committee CS LoxInfo Public Company Limited Member of the Executive Committee ITV Public Company Limited	None
	2000 - Present	Group Vice Chairman of the Group Executive Committee Shin Corporation Group Member of the Executive Committee Advanced Info Service Public Company Limited	
	1999 - Present	Director and Member of the Executive Committee Shin Satellite Public Company Limited	
	1997 - Present	Chairman of the Executive Committee Satellite and International Shin Corporation Public Company Limited	
	1995 - 1997	Vice Chairman of the Executive Committee-Policy Shinawatra Group	
	1994 - 2000	President Shinawatra Satellite Public Company Limited	
	1993 - 1994	Executive Vice President IBC Cable TV	
	1991 - 1992	General Manager IBC Cable TV Senior Manager-Business Development Shinawatra Group	
	1989 - 1991	Program Manager Integrated Optoelectronics GE Aerospace, New York, U.S.A.	
	1986 - 1989	Manager-Ga As IC Materials Microwave Semiconductor Company Limited Siemens Group, New Jersey, U.S.A.	

Name	Age	Title	Shareholding (shares)* (31/12/05)	Relationship with Management	Highest Education
Mrs. Siripen Sitasuwan Authorized Director	57	Director and Member of the Executive Committee	None	None	Master Degree of Business Administration Wichita State University, Wichita, Kansas, U.S.A.
Dr. Nongluck Phinainitisart	46	Director, Member of the Executive Committee and President (Company Secretary)	69,000	None	Doctorate Degree of Electrical Engineering Chulalongkorn University

**Includes holding by spouse and minor children*

Governance Training (e.g. DCP and DAP of IOD)	Experience		Criminal Record in past 10 years
Program: DCP Directors Certification Program 33/2003	2004 - Present	Director and Member of the Executive Committee CS LoxInfo Public Company Limited	None
	2001 - Present	Director and Member of the Executive Committee ITV Public Company Limited	
	2000 - Present	President and Group Chief Finance Officer Shin Corporation Group	
	1998 - Present	Director and Member of the Executive Committee Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited	
	1998 - 2000	Chief Finance Officer Shin Corporation Public Company Limited	
	1994 -1998	Executive Vice President - Finance Shinawatra Group	
	1991 - 1993	Vice President - Finance Shinawatra Group	
Program: DAP Directors Accreditation Program 4/2003	2000 - Present	Member of the Executive Committee and President Shin Satellite Public Company Limited	None
	1995 - Present	Director Shin Satellite Public Company Limited	
	1999 - 2000	Executive Vice President Shin Satellite Public Company Limited	
	1995 - 1998	Vice President Shin Satellite Public Company Limited	
	1991 - 1995	General Manager Shin Satellite Public Company Limited	
	1986 - 1987	Telecommunication Engineer, Operations Division, International Telecommunication Satellite Organization (INTELSAT), Washington D.C., U.S.A.	
	1982 - 1991	Telecommunications Engineer Planning Post and Telegraph Department	

Name	Age	Title	Shareholding (shares)* (31/12/05)	Relationship with Management	Highest Education
Mrs. Nilaya Malakul Na Ayudhaya *(Resigned from member of the audit committee position on November 15, 2005)*	60	Member of the Audit Committee	None	None	Bachelor Degree of Laws Chulalongkorn University
Mr. Somprasong Boonyachai	50	Member of the Executive Committee	200	None	Master Degree of Engineering Asian Institute of Technology (AIT)
Mr. Paiboon Panuwattanawong	45	Managing Director-IPSTAR	224,547	None	Master Degree of Engineering Carnegie Mellon University, Pittsburgh, U.S.A.

Includes holding by spouse and minor children

Governance Training (e.g. DCP and DAP of IOD)	Experience		Criminal Record in past 10 years
-	2004 - Present	Director Siam Niti Law Office Company Limited	None
	1999 - 2005	Independent Director and Member of the Audit Committee Shin Satellite Public Company Limited	
	1994 - 1999	Director Shin Satellite Public Company Limited	
	1990 - 2003	Managing Director Siam Niti Law Office Company Limited	
Program: DCP Directors Certification Program 65/2005 Program: DAP Directors Accreditation Program 30/2004	2004 - Present	Member of the Executive Committee, CS LoxInfo Public Company Limited Director and Member of the Executive Committee ITV Public Company Limited	None
	2000 - Present	Vice Chairman of the Executive Committee Shin Corporation Group Member of the Executive Committee Shin Satellite Public Company Limited	
	1999 - Present	Chairman of the Executive Committee Wireless Communications Business Advanced Info Service Public Company Limited	
	1997 - 1998	Vice Chairman of the Executive Committee Wireless Communications Business	
	1995 - 1996	Senior President Advanced Info Service Public Company Limited	
	1994 - 1995	President Advanced Info Service Public Company Limited	
	1993 - 1994	President Shin Satellite Public Company Limited	
	1993 - 1993	President, Advance Info Service Public Company Limited	
	1992 - 1993	Executive Vice President (Operation 4) Shinawatra Group	
-	2004 - Present	Managing Director-IPSTAR	
	2000 - 2004	Vice President-Advanced Satellite Systems Shin Satellite Public Company Limited	None
	2000 - 2000	Vice President-Product Engineering Shin Satellite Public Company Limited	
	1997 - 2000	Assistant Vice President-Product Engineering Shin Satellite Public Company Limited	
	1995 - 1997	Senior Manager Shin Satellite Public Company Limited	
	1995 - 1996	General Manager Shin Satellite Public Company Limited	

Name	Age	Title	Shareholding (shares)* (31/12/05)	Relationship with Management	Highest Education
Mr. Yongsit Rojsrivichaikul	41	Executive Vice President Marketing & Sales	199,900	None	Master Degree of Business Administration California State University, U.S.A.
Dr. Avudh Ploysongsang	56	Vice President Business Development	21,000	None	Doctorate Degree in Engineering University of Texas at Arlington
Mr. Kamonmit Vudhijumnonk	54	Vice President - Legal	56,800	None	Master Degree of Laws (LL.M) University of London Master Degree of Laws (LL.M), Magna Cum Laude University of Brussels

**Includes holding by spouse and minor children*

Governance Training (e.g. DCP and DAP of IOD)	Experience		Criminal Record in past 10 years
–	2004 - Present	Executive Vice President - Marketing & Sales Shin Satellite Public Company Limited	None
	1991 - 2004	Vice President - Marketing Shin Satellite Public Company Limited Vice President - Marketing & Sales Shin Satellite Public Company Limited Vice President - International Sales Shin Satellite Public Company Limited Assistant Vice President-Marketing and Sales Shin Satellite Public Company Limited Assistant Vice President-International Sales Shin Satellite Public Company Limited Marketing and Sales-Manager Shin Satellite Public Company Limited Business Development - Manager Shin Corporation Public Company Limited	
–	1999 - Present	Vice President-Business Development Shin Satellite Public Company Limited	None
	1994 - 1999	Managing Director C.S. Communication Company Limited	
	1993 - 1994	Senior Manager-Marketing and Sales Shin Satellite Public Company Limited	
	1989 - 1993	Chairman of the Technology Committee ATRWG working group of DARPA Senior Member of Technical Staff Texas Instruments Inc.	
	1988 - 1989	President Thai Association of North Texas	
–	2002 - Present	Vice President - Legal Shin Satellite Public Company Limited	None
	1999 - 2001	Assistant Vice President - Legal Shin Satellite Public Company Limited	
	1995 - 1998	Assistant Vice President - Legal Shinawatra Computer & Communication Public Company Limited	
	1994 - 1995	Lawyer Couderts Brothers, Bangkok Office	
	1993 - 1994	Lawyer Baker & McKenzie, Bangkok Office	
	1978 - 1993	Legal Officer Office of the Juridical Council Association (Office of the Council of State)	

Name	Age	Title	Shareholding (shares)* (31/12/05)	Relationship with Management	Highest Education
Mr. Tanadit Charoenchan	38	Vice President Finance & Accounting	None	None	Master Degree of Business Administration Sloan School of Management, Massachusetts Institute of Technology Master Degree of Science (Computer) Chulalongkorn University
Mr. Sivaraks Phinicharomna	54	Vice President Internal Audit	None	None	Master Degree MAPA Minnesota State University, U.S.A.
Mr. Makin Petplai	37	Vice President Sales Thailand, Indochina and China	100,077	None	Bachelor Degree of Engineering (Computer) Kasetsart University

Includes holding by spouse and minor children

Governance Training (e.g. DCP and DAP of IOD)	Experience		Criminal Record in past 10 years
-	2002 - Present	Vice President - Finance and Accounting Shin Satellite Public Company Limited	None
	2001 - 2002	Assistant Vice President - Finance and Accounting Shin Satellite Public Company Limited	
	1995 - 1999	Department Manager-Finance & Accounting Shin Satellite Public Company Limited	
	1992 - 1995	Accounting Manager IBC Public Company Limited	
	1989 - 1992	Senior Auditor SGV Na - Thalang & Co., Ltd.	
Program: DCP Directors Certification Program 44/2004 Program: DAP Directors Accreditation Program 14/2004	2004 - Present	Vice President - Internal Auditing Shin Satellite Public Company Limited	None
	2001 - 2004	Assistant Vice President Shin Satellite Public Company Limited	
	2000 - 2001	Deputy Chief Finance Officer Digital Phone Company Limited	
	1999 - 2000	Assistant Vice President-Internal Audit Shin Satellite Public Company Limited	
	1996 - 1998	Assistant Vice President-Finance and Account Shinawatra International Public Company Limited	
	1994 - 1996	Vice President - Internal Audit (System Development) STA Group Public Company Limited	
	1988 -1994	Regional Controller Los Angeles, California Borg-Warner Public Company Limited	
-	2004 - Present	Vice President - Sales Thailand, Indochina and China Shin Satellite Public Company Limited	None
	2003 - 2004	Assistant Vice President - Sales Thailand, Indochina and China Shin Satellite Public Company Limited	
	2002 - 2003	Assistant Vice President - Product Marketing Shin Satellite Public Company Limited	
	2001 - 2002	Department Manager - Sales Thailand and Indochina Shin Satellite Public Company Limited	
	2000 - 2001	Department Manager - Sales Indochina Shin Satellite Public Company Limited	
	1997 - 2000	Department Manager - Sales Thailand Shin Satellite Public Company Limited	
	1993 - 1997	Superviser - Sales & Marketing Shin Satellite Public Company Limited	
	1991 - 1993	Supervisor - Sales & Marketing Jasmine International Company Limited	

Name	Age	Title	Shareholding (shares)* (31/12/05)	Relationship with Management	Highest Education
Mr. Pradeep Unni	36	Vice President Sales Asia, Eastern Europe and America	None	None	Master Degree of Business Administration GSB, Griffith University, Australia
Mr. Theerawat Kusalanggoorawat	47	Vice President Management Information System	54,000	None	Master Degree of Applied Statistics NIDA
Mr. Teerayuth Boonchote	41	Vice President IPSTAR Operations	1,500	None	Master Degree of Business Administration SASIN Master Degree of Engineering (Electronics) Chulalongkorn University

**Includes holding by spouse and minor children*

Governance Training (e.g. DCP and DAP of IOD)	Experience		Criminal Record in past 10 years
-	2004 - Present	Vice President - Sales Asia, Eastern Europe & America Shin Satellite Public Company Limited	None
	2004 - 2004	Vice President - Sales India and Middle East Shin Satellite Public Company Limited	
	2003 - 2004	Assistant Vice President - Sales India and Middle East Shin Satellite Public Company Limited	
	2000 - 2003	Department Manager - Sales India Shin Satellite Public Company Limited	
	1996 - 2000	Sales Manager - India Shin Satellite Public Company Limited	
	1992 - 1995	Sales Manager Navex Consultants (P) Limited, India	
-	2004 - Present	Vice President - Management Information System Shin Satellite Public Company Limited	None
	1999 - 2004	Assistant Vice President - Management Information System Shin Satellite Public Company Limited	
	1991 - 1998	Assistant Vice President - Management Information System Shin Corporation Public Company Limited	
	1990 - 1991	Software Development Manager P.G.S. Construction Company Limited	
	1984 - 1990	System Analyst and Project Leader Police Information System Center	
	1982 - 1984	System Analyst S.P. International Company Limited	
-	2004 - Present	Vice President - IPSTAR Operations Shin Satellite Public Company Limited	
	1997 - 2004	Assistant Vice President-IPSTAR Terminal & Project Implementation Shin Satellite Public Company Limited	
	1994 - 1996	Direct Broadcasting - Manager Shin Satellite Public Company Limited	
	1993 - 1994	Video System - Manager Shin Satellite Public Company Limited	
	1992 - 1992	Senior Engineering - System Department Shin Satellite Public Company Limited	

Related Transactions

During the year 2005, the Company and its subsidiaries have the following list of related transactions, as disclosed in the Notes to the Financial Statements by the Auditor, as follows:

Related Companies/ Parties	Transaction	Value of Related Transaction at 31 December 2005 (millions of Baht) Consolidated	Reason
Shin Corporation Public Company Limited/ major shareholder of the Company, with joint directors. - Holding company by acquiring a controlling interest in various companies.	1. Expenses and other payment. - Consultancy and Management fee. The Company hired SHIN for consultancy at 2,083,000.33 baht per month and for management on the actual cost basis (the monthly consultancy charges represent the cost of consulting executive while the financial management fee is charged at market rates for the actual work done. Charges for the consultancy related to the Group Value Added Services will be charged at the percentage of 0.15 of total assets but not exceeding 25 million baht per year)	43.61	This is a policy for overseeing subsidiaries when holding shares and for managing them so that they can be operated for the maximum benefits of the parent company and shareholders.
	- Other account payable	6.96	
Advanced Info Service Public Company Limited (AIS)/ SHIN is a major shareholder with 42.80% and joint directors. - engaged in mobile phone service provider business.	1. Revenues from sales and services. AIS leased transponders on Thaicom.	86.07	The Company is the only service provider of transponder leasing in the country. Service fee was charged under normal contract and business conditions as with external customers.
	- Trade account receivable	3.57	
	2. Expenses and other payments. The Company paid money for mobile phone services of the executives and employees.	3.48	A normal trade transaction conducted as with external customers.
	- Trade accounts payable	0.11	
ITV Public Company Limited/ SHIN is a major shareholder with 52.93% and joint directors. - engaged in television broadcasting business.	1. Revenues from sales and services. ITV leased transponders on Thaicom.	36.07	The Company is the only provider of leased satellite transponder service in the country. Service fee was charged under normal contract and business conditions as with external customer.
	2. Expenses and other payments. The Company paid for ITV's air time.	2.24	Service fee was charged under normal contract and business conditions as with external customer.
	- Other accounts payable	1.07	

Related Companies/ Parties	Transaction	Value of Related Transaction at 31 December 2005 (millions of Baht) Consolidated	Reason
CS LoxInfo Public Company Limited (CSL)/ Subsidiary of the Company is a shareholder holding 40.02% and joint directors. - engaged in internet service provider business and uplink service.	1. Revenues from sales and services. CSL leased transponders on Thaicom and purchased IPSTAR User terminals. - Trade account receivable	136.68 58.86	The Company is the only provider of leased satellite transponder service and distributor of IPSTAR user terminal in the country. Service fee was charged under normal contract and business conditions as with external customers.
	2. Expenses and other payments. The Company paid for uplink service and internet service. - Trade account payable	17.82 30.31	A normal trade transaction conducted under normal contract and business conditions as with external customers.
Pramaisuree Property Company Limited/ Shinawatra family, a major shareholder of SHIN (in 2005) holds 100%. - engaged in property leasing and public utility services.	1. Expenses and other payments. The Company leased the Thaicom Teleport & DTH Center at Ladlumkaew, Pathum Thani for 141,750 baht per month and equipments for 519,750 baht per month. - Rent - Others	 7.94 0.06	To provide the Company with an earth station and backup station for the Thaicom Satellite Station, Rattanathibet. Ladlumkaew is geographically suitable as it is in a different rain cover area from Rattanathibet. The Company paid a fair market price. This was examined by an independent auditor and approved by the Audit Committee.
SC Matchbox Company Limited (SMB)/SHIN is a major shareholder at 99.96%. - engaged in advertising agency business, through all kind of advertisement media.	1. Expenses and other payments. The Company hired SMB for advertisement and public relations services such as printed media.	12.89	To provide publicity for the Company's services, especially its IPSTAR service, to customers according to the IPSTAR branding campaign. Service fee was charged under normal contract and business conditions as with external customers.

Related Companies/ Parties	Transaction	Value of Related Transaction at 31 December 2005 (millions of Baht) Consolidated	Reason
I.T. Application Service Company Limited/ SHIN is a major shareholder holding 99.99%. -provides computerized management software packages, related programs and consultancy.	1. Expenses and other payments. The Company used its accounting software programs.	5.55	To be used in accounting system. The software was bought at market prices.
Codespace Inc./ The Company and Codespace Inc.jointly hold shares at 70%:30% in Spacecode LLC. -provides communication engineering and electronic technology development services.	1. Expenses and other payments. The Company hired Codespace to develop products for IPSTAR project.	44.49	Codespace Inc. is an expert in broadband technology. The service fee was charged at an hourly rate plus actual expenses.

Necessity and Justification of Related Transactions

In 2005, the Company and its subsidiaries had related transactions as shown in note 27 of the audited financial statements for 2005. The auditor remarked that those transactions which the Company had undertaken with Shin Corporation Plc. and its group of companies - such as its subsidiaries, associated companies, and joint venture companies; as well as with the directors and other enterprises in which Shin Corporation Plc., or the Company had significant influence, directly or indirectly, and wherein the directors of the Company or close members of the Shinawatra family are major shareholders or directors, are shown as related transactions with related parties. The Shinawatra family, and their related businesses, divested their holdings in SHIN on 23 January 2006 by selling all their shares to Temasek.

The Company set the sale and purchase prices for goods and services to the related parties at the same commercial rate and with the same contracts and terms as those normally set to external customers. The consultation and management fees are calculated at a certain jointly agreed upon rate based on percentage of asset, i.e., the Company pays a monthly consultation fee to Shin Corporation Plc. at the rate of 0.15% of total assets at the year end. In providing a consultation service, SHIN hired Boston Consulting Group (Thailand) - BCG to ensure that the consultancy, management, and financial management charges are at the market rates, while the charge for consultation related to Group Value Added Services will be collected based on the percentage of total assets, but not exceeding 25 million baht per year. Transactions between the Company and Codespace Inc. were calculated at an hourly rate plus actual expenses.

Crucial and non-customary transactions adhere to the rules laid down by the Securities Exchange Commission and the Stock Exchange of Thailand (SET). These transactions had been examined and approved by the Audit Committee to ensure the necessity and justification to the Company.

Methods of Related Transactions

Shin Satellite Plc., a listed company on the Stock Exchange of Thailand, seeks to create maximum benefit to the shareholders. It has a policy to disclose sufficient information to investors and to abide by the rules, regulations, and laws of the country in which it conducts business. In order to undertake related transactions correctly and in accordance with good governance principles so as to provide investors with sufficient information for investment decision, the Company has formed a list of companies in the group and the related parties for consideration as provided in the following pages.

Related transactions, commonly regarded as a normal business practice, are conducted in the same way as with external customers, with fees and remuneration set within the established rate. Purchasing through related transactions undergoes the same customary process as through ordinary transactions - it must be approved according to the Company's financial practices and regulations. The Vendor selection process must be regularly reviewed to ensure fair competition from outside vendors who may offer more advantages to the Company and who also serve as outside reference sources for price and terms comparison.

Related transactions between the Company and its subsidiaries, in case of normal trade and business transactions, are processed in the same practice as with outside parties (i.e. arm's length basis) and, in case of sales or services, the Company's policy is to adopt the market rate, with the authorized executives designated and empowered by the Company to endorse up to a certain limit of budget according to their respective rank and position. Moreover, the Audit Committee also examines related transactions each quarter to ensure no conflict of interest. Crucial and non-customary transactions are referred to the Audit Committee or disinterested parties for consideration prior to presenting to the Board of Directors. As for the related transactions that occurred from a normal course of business, that may give rise to a conflict of interest in the future, the Company will base its consideration on suitability and fairness.

The Company discloses information about related transactions in accordance with the Thai Generally Accepted Accounting Principles, Article. 47, regarding the disclosure of information about related parties, as well as in accordance with the regulations laid down by the SEC and SET. The Accounting Department lists all related transactions each quarter for the consideration of the Audit Committee to comment on the necessity and justification with regard to the Company's best interest. The observation is then forwarded to the Board of Directors.

Future Policy or Tendency of Related Transaction

In the future, the Company may engage in related transactions, both through the normal trade and business transactions and non-customary transactions, as appropriated. For transaction that may require the service of specialist, the Audit Committee will, then, hire a specialized consultant to opine on such related transaction. The related transaction will be based on trade conditions that can be referred to from a similar transaction conducted with external customers. The Company will fully abide by the laws concerning the SEC and SET's rules, announcements, orders, or SEC regulations, including following regulations and practices regarding disclosure of information of related transactions and acquisition of or disposal of important assets of the Company or its subsidiaries. Information of related transactions will be disclosed in the notes to the audited financial statements.

REPORT OF THE AUDIT COMMITTEE

Dear Shareholders of Shin Satellite Plc.

The Audit Committee established by a resolution from the Board of Directors was composed of three independent directors. Professor Hiran Radeesri was appointed as the chairman on March 20, 2001. Mrs. Nilaya Malakul Na Ayudhaya and Mrs. Charintorn Vongpootorn were appointed as committee members on December 8, 1999. Mr. Sivaraks Phinicharomana, the Vice President - Internal Audit of Shin Satellite was the secretary to Audit Committee.

Mrs. Nilaya Malakul Na Ayudhaya had resigned from committee members on November 15, 2005 due to her health and the Board of Directors appointed Ms. Peangpanor Boonklum as a new committee member as of January 24, 2006.

In 2005, the Audit Committee met 13 times to consider the following issues.

1. Reviewed quarterly and yearly financial statements before proceeding to the Board of Directors to insure conformity with generally accepted accounting principles as well as disclosure properly of related parties and connected transactions including transactions that might have conflict of interests in nature.
2. Reviewed internal control systems and followed up corrective actions through the Office of Internal Auditing and found that management had taken action in accordance with audit recommendations. Thus, the Audit Committee could assure that the Company had sufficient internal control systems.
3. Reviewed the result of risk management from Risk Management Committee and it was confirmed that the process was sufficient and improved continuously.
4. Reviewed whether the Company had followed the best practices of corporate governance issued by the Stock Exchange of Thailand, and complied with other official rules and regulations.
5. Reviewed and provided opinions on connected transactions and those that might have conflict of interests with regarded to its correctness and adequate disclosure.
6. Reviewed performance of the Office of Internal Auditing as well as the appointment, the transfer and the annual evaluation of Vice President - Internal Audit.
7. The Audit Committee had conducted self-evaluation on their performance for the year 2005 and they were satisfied with the result.

The Audit Committee had unlimited access to Company information. They could request advice and discussed matters with management, internal and external auditor and outside consultant without restriction. The Audit Committee had the opinion that the internal control systems of the Company were sufficient for the operation systems that had been evaluated in term of its effectiveness. Besides this, the Company had continuous development of its good corporate governance as well.

In 2005, the Audit Committee was satisfied with the result of independent evaluation on the external auditor and recommended the Board of Directors to re-appoint PricewaterhouseCoopers ABAS Ltd. as the Company's auditor for 2006 and 2007. In this regards, Mr. Prasan Chuaphanich or Mr. Suchart Luengsuraswat or Mr. Prasit Yuengsrikul or Ms. Nangnoi Charoenthaveesub, Certified Public Accountant No. 3051, 2807, 4174, 3044 will be the company's external auditors, respectively. The re-appointment has been forwarded to the shareholders' meeting for approval.

Hiran Radeesri

(Prof. Hiran Radeesri)
Chairman of the Audit Committee
27 February 2006

BOARD OF DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors is responsible for Shin Satellite Public Company Limited's financial statements and Shin Satellite Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, on a consistent basis, using careful judgment and their best estimation. Important information is adequately and transparently disclosed in the notes to financial statements to the Company's shareholders and investors.

The Board of Directors has provided and maintained a risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, with integrity and adequate to protect its assets and uncover weaknesses in order to prevent fraud or materially irregular operation.

In this regard, the Audit Committee is responsible for reviewing the accounting policy and financial reports, internal controls, internal audit and risk management systems. Comments on these issues have been included in the Audit Committee Report which is presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. In conducting their audit and to express an opinion in accordance with generally accepted auditing standards, the Company has supported them with all of the Company's records and related data. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to a satisfactory level and rendered credibility and reliability to Shin Satellite Public Company Limited's financial statements and the consolidated financial statements of Shin Satellite Public Company Limited and its subsidiaries for the year ended 31 December 2005, that they have been prepared according to generally accepted accounting principles and related regulations.

Mr. Paron Israsena	Mr. Dumrong Kasemset
Chairman of the Board of Directors	Director

MANAGEMENT'S DISCUSSION AND ANALYSIS : SATTEL

Net Profit was Baht 1,208 million, increased by 41.1% from 2004

I. Overview

Shin Satellite Plc's net profit in the 2005 was Baht 1,208 million, an increase of 41.1% from Baht 856 million in the same period last year. Consolidated sales and service income was Baht 5,589 million, 9.2% increased from last year. This year, the Company recorded one-time income from Thaicom 3 insurance compensation to the amount of Baht 1,083 million. Additionally, the Company gained Baht 40 million on the exchange rate.

Total expenses increased significantly from last year. This resulted from the Company commencing depreciation of IPSTAR assets and recording interest related to the IPSTAR project as an expense from December 2005. Moreover, because of the reduction in the useful life of Thaicom 3, impairment for Thaicom 3 was recorded to the amount of Baht 400 million. The new estimated useful life caused an increase in the amortization cost compared to last year.

The Company's total shared net income from its associate was Baht 113 million, an increase of 1.3%. CS Loxinfo Plc (CSL) announced a dividend for 2005 of Baht 0.45/share.

Lao Telecommunications (LTC) announced, it would pay a dividend of USD 6 million for the performance of 2005, thus the Company will receive a dividend of USD 2.94 million, in line with its 49% ownership.

II. Business Summary

Transponder leasing and related business

Commence service on Thaicom 4 in Dec 05

Thaicom 4 (IPSTAR) was launched successfully on August 11, 2005. After completion of the final test, the Company evaluated its useful life based on its remaining fuel as 15.75 years, higher than the previous estimation of 12 years. The Company commenced service to the first customer, TOT Plc, Thailand's National Service Operator (NSO), on December 9, 2005. Presently, six gateways located in Thailand, Vietnam, Australia (two gateways), New Zealand and Myanmar have already been deployed. The Company plans to roll-out the remaining gateways for operation in fourteen countries starting in major markets e.g. Indonesia, Malaysia, China and India. Additionally, the Company continues to research and develop technology of IPSTAR User Terminals (UT). Presently, the fourth series of IPSTAR UT chips has been developed. The new series will enhance high service capability and lower the production cost of IPSTAR UTs.

Awarded the 2006 Industry Innovator for Technology Development and Application" for its IPSTAR technology

In February 2006, the Company was recognized as "2006 Industry Innovator for Technology Development and Application" for developing and applying its IPSTAR technology, sharply reducing space segment cost by 5-10 times, by the Society of Satellite Professionals International (SSPI). Additionally, the Company was nominated as one of the three finalists for the "2006 Corporate Teleport Operator of the Year Award" by the World Teleport Association (WTA).

Despite fierce competition, the satellite industry has gradually grown. The Company's strategy is to improve value by creating new satellite-based applications and providing one-stop service by combining transponder services with various types of value-added service, for instance bundling our transponder service together with our uplink service.

Regarding the progress of the Thaicom 5 project, the construction is keeping to the planned schedule.

Telephone Business

Telephone markets in Laos and Cambodia have been growing by 61.8% and 36.9% respectively from last year. There are many cheap secondhand handsets from Thailand being sold in Laos. This has created an opportunity to operators to expand their customer base to cover more of the low end segment e.g. teenagers. As a result, prepaid subscribers has been increasing since last year

In the third quarter of 2005, the Company injected equity of USD 2.2 million into CamShin for the expansion of its GSM network in provincial areas of Cambodia.

III. Consolidated Operating Results

Selected financial information on SATTEL

	Amount (MBt)		Change (%)
	2005	2004	
Sales and service income	5,589	5,120	9.2%
Share of net results from associate	113	112	1.3%
Revenue from insurance compensation	1,083	-	100.0%
Cost of sales and services	3,900	3,218	21.2%
SG&A expenses	1,009	1,004	0.5%
Impairment cost for asset under concession	400	-	100.0%
EBIT*	680	898	-24.3%
EBITDA**	2,288	2,168	5.5%
Net profit	1,208	856	41.1%
EPS (Baht)	1.21	0.98	23.5%

* EBIT = Sales and service income - Cost of sales and service - SG&A
** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

The Company reported consolidated sales and service income for 2005 of Baht 5,589 million, an increase of Baht 469 million or 9.2% compared to Baht 5,120 million in 2004. This resulted from an increase in revenue from satellite and related services and the telephone business.

Sales and service income	2005	2004*	%YoY
Transponder and related	3,523	3,105	13.5%
Telephone	2,001	1,559	28.4%
Internet**	65	409	-84.1%
Directory***	-	47	-100%
Total	**5,589**	**5,120**	**9.2%**

*In 2004, sales and services income from CSL prior to its IPO were included.
** Revenue from Internet business in 2004 included Baht 343 million from CSL for the period prior to its IPO, Q1/04.
*** In 2004, recognized revenue from TMC during the period prior to the IPO of CSL, Q1/04.

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in 2005 was Baht 3,523 million, an increase of Baht 418 million or 13.5% compared to Baht 3,105 million for the same period last year, as revealed in the following table:

Transponder and related services	2005	2004	%YoY
Thaicom 1A, 2, 3 and Related services	2,449	2,603	-5.9%
IPSTAR	1,074	502	113.9%
Total	**3,523**	**3,105**	**13.5%**

Sold 17,992 UTs in 2005 and expect to grow after the commencement of Thaicom 4

IPSTAR service revenue was Baht 1,074 million this year, an increase of Baht 572 million or 113.9% compared to Baht 502 million in 2004. IPSTAR revenue in 2005 was driven by the sales of UTs. The Company sold around 17,992 UTs in 2005, compared to 5,476 UTs in 2004. SATTEL started having revenue from transponder leasing on Thaicom 4 (IPSTAR) to the amount of Baht 26 million in the fourth quarter of 2005. There was continued growth in broadband internet subscribers in the Asia-Pacific region. As a result, telecommunications service providers are increasingly focusing on the broadband segments in this region. Moreover, new broadband services, including VoIP, online games and IP television, are also driving demand. These factors are also promoting demand for Thaicom 4 (IPSTAR) bandwidth and the sales volume of UTs.

Revenue from the Thaicom conventional satellite business for 2005 was Baht 2,449 million, a decrease of Baht 154 million or 5.9%, from Baht 2,603 million in 2004. This was due to a drop in the use of Thaicom's transponders for ProTrunk services, whilst there is an increase in the use for broadcasting, for which the Company not only provides transponder services but also teleport services like its uplink service to customers.

Telephone Network Services

Because of the growth of telephone subscribers in both Cambodia and Lao PDR there was an increase in the subscriber base of every operator. Revenue from the telephone network business in 2005 was Baht 2,001 million, an increase of Baht 442 million, or 28.4%, compared to Baht 1,559 million in 2004.The growth was dominated by prepaid subscribers. As of the end of 2005, LTC and CamShin have 471,800 and 209,425 subscribers, respectively.

Internet Services

Revenue from the Internet business in 2005 was Baht 65 million, down sharply from Baht 409 million in 2004. This was substantially because in 2005 no revenue from CSL was included after CSL became our associate company following its IPO in Q2/2004 while revenue in 2004 included revenue from CSL to the amount of Baht 343 million that occurred prior to its IPO.

Cost of Sales and service

The Company reported total costs for 2005 of Baht 3,900 million, an increase of Baht 682 million or 21.2% compared to Baht 3,218 million in 2004. This was in line with an increase in revenue from the satellite business and the telephone business. Costs accounted for 69.8% of sales and service income, rising from 62.8% in 2004.

Cost of Sales and services	**2005**	**2004***	**%YoY**
Transponder and related	2,803	2,183	28.4%
Telephone	1,012	737	37.3%
Internet**	85	275	-69.2%
Directory***	-	23	-100.0%
Total	**3,900**	**3,218**	**21.2%**

* In 2004, Cost of sales and services from CSL prior to its IPO was included.
** Cost relating to Internet business in 2004 included Baht 201 million from CSL for the period prior to its IPO, Q1/04.
*** In 2004, recognized costs from TMC during the period prior to the IPO of CSL, Q1/04.

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services in 2005 were Baht 2,803 million, an increase of 28.4% from Baht 2,183 million in 2004. In 2005, cost associated with satellite transponders and related services accounted for 79.6% of its revenue, going up from 70.3% in 2004. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets at year end as well as an increase in Thaicom 3's amortization following its shorter useful life.

Transponder and related	**2005**	**2004**	**%YoY**
Thaicom 1A, 2, 3 and Related	1,636	1,579	3.6%
IPSTAR	1,167	604	93.2%
Total	**2,803**	**2,183**	**28.4%**

Shorter useful life of Thaicom 3, resulted in a higher amortization of Baht 154 million

- A Baht 563 million or 93.2% increase in the cost of providing IPSTAR services, caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume. In addition, the Company started to amortize IPSTAR assets in December 2005. This resulted in the increase in amortization costs of Baht 72 million. The Company amortizes IPSTAR assets by using the straight line method and because the remaining concession years of 15.75 years is shorter than IPSTAR's useful life, the Company has to amortize IPSTAR assets over the remaining concession period. Moreover, the Company recorded an in-orbit insurance cost for Thaicom 4 satellite of Baht 18 million.

  However, the cost of IPSTAR service to revenue was 108.7% in 2005, dropping from 120.3% in 2004. This was due to the launch of the ASIC chip series for IPSTAR User Terminals (UT) in this year. By using a proprietary ASIC (Application Specific Integrated Circuit) chip designed for IPSTAR, the new series will enhance high service capability and lower the production cost of UTs.

- A Baht 57 million or 3.6% increase in the cost relating to the Thaicom conventional satellite and related business, because of a higher amortization of the Thaicom 3 satellite of Baht 154 million, due to its shorter useful life. As of 30 June 2005, the estimated useful life of Thaicom 3 was reduced to 2.5 years. As a result, the cost of the Thaicom conventional satellite business to revenue was 66.8%, rising from 60.7% in 2004.

Telephone Network Services

Costs relating to the telephone business in 2005 amounted to Baht 1,012 million, an increase of 37.3% from Baht 737 million for 2004. Because of a high growth in the number of telephone users in Cambodia and Lao PDR from last year, the Company has expanded its telephone network to serve increasing demand. Consequently, the amortization of the telephone network increased from the same period last year.

Internet Services

Cost relating to the Internet business in 2005 was Baht 85 million, sharply decreased from Baht 275 million in 2004. This was substantially because, in 2005, no cost from CSL was included after CSL became our associate company following its IPO in Q2/2004, while cost in 2004 included cost of CSL to the amount of Baht 201 million which occurred prior to its IPO.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 1,009 million in 2005, an increase of Baht 5 million, or 0.5% compared to Baht 1,004 million in 2004. The consolidated SG&A of 2005 did not include SG&A of CSL since its IPO, while consolidated SG&A of 2004 included SG&A of CSL in one period prior to its IPO, Q1/2004.

The increase was because the Company focuses increasingly on marketing IPSTAR in the international market, especially in Australia and New Zealand through our subsidiaries, IPSTAR Australia ("IPA") and IPSTAR New Zealand ("IPNZ"). This was to lay the market foundation for the launch of Thaicom 4 (IPSTAR) services. The Company also has advertising in many media to promote IPSTAR services. Moreover, the Company recorded a provision for obsolete stock of Baht 65 million. This is a common occurrence as the Company's development of its technology to use a more cost-effective microchip makes previous versions in stock outdated.

In addition, according to the implementation of the new technology CDMA system, to replace the old NMT fixed line system, CamShin recorded a provision for impairment of Baht 32 million for its NMT network after it completed migrating clients from the NMT network to the CDMA network.

Interest Expense

Interest expense was Baht 193 million, an increase of Baht 62 million, or 47.3%, compared to Baht 131 million in 2004 due to the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005.

Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a gain of Baht 40 million from foreign exchange in 2005, while it recorded a loss of Baht 28 million in the same period the previous year.

Non-recurring Items

Recorded revenue from insurance proceeds of Thaicom 3 and impaired cost of Thaicom 3

Because of the signing of a contract with Alcatel for the construction of Thaicom 5, and part of that satellite's future use to replace the missing capacity on Thaicom 3, the Company recorded the insurance claim on Thaicom 3 as "revenue from insurance" compensation to the amount of Baht 1,083 million. Additionally, in respect of the useful life of Thaicom 3, the Company and its consultant completed their assessment process in Q2/2005 and estimated the useful life of Thaicom 3 as at 30 June 2005 to be 2.5 years. Therefore, impairment for Thaicom 3 was recorded to the amount of Baht 400 million. The new estimated useful life would create an increase of approximately Baht 308 million a year in amortization of Thaicom. The amortization is a non-cash item and will not have an effect on the Company's ability to conduct its business.

Share of net results from investment - equity method

The share of net results from investment was Baht 113 million, compared to Baht 112 million for the nine-month period of 2004 from April to December, after its IPO. The operating result for the internet segment of CSL dropped from last year because customers shifted from its dial-up service to broadband. As a result revenue from the dial-up service decreased from last year. CSL has been developing and launching new products with high quality and provides a variety of value-added services to match customers' needs. This strategy makes CSL different from its peers. Additionally, in Q3/2005 CSL fully consolidated operating results from its directory business, following an increase in its ownership in TeleInfo Media Co., Ltd (TMC) from 63.25% to 100%.

Income Tax Expense

The Company's income tax expense was Baht 200 million in 2005, down from baht 298 million in 2004, due to a decrease in operating results.

IV. Financial Position

At the end of 2005, the Company reported total assets of Baht 33,687 million, an increase of Baht 6,100 million, or 22.1% from Baht 27,587 million at the end of 2004. This was caused by an increase in the assets under construction of Thaicom 4 (IPSTAR) and Thaicom 5. In addition, investment in the expansion of the telephone networks in Cambodia and Laos also accounted for the increase in assets.

SATTEL's Asset Components

Asset	December 31, 2005		December 31, 2004	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	3,221	9.6	2,726	9.9
Investment in associates	780	2.3	759	2.8
PP&E Net	8,242	24.5	19,638	71.2
PP&E under the concession agreement, net	19,312	57.3	3,933	14.3

Liquidity

At the end of 2005, the Company had a current ratio of 0.58 times, up from 0.44 at the end of 2004. This was because of a decrease of Baht 1,354 million short-term loans. (2005: Baht 38 million, 2004: Baht 1,392 million) coupled with an increase in current assets.

Investments

The investment in CSL was presented as an "investment in associate" item. At the end of 2005, the Company's "investment in associate" was Baht 780 million, up from Baht 759 million at the end of 2004.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of 2005 was Baht 8,242 million, a decrease of Baht 11,396 million from Baht 19,638 million at the end of last year. This was because IPSTAR assets were transferred to and recorded in PP&E under the concession agreement item after the Company transferred its title to MICT and the part that was associated with development was recorded as intangible assets. Capital expenditure for the Thaicom 5 project of Baht 1,717 million was also included as well as the assets under concession agreements of CamShin of approximately Baht 2,504 million, which increased by Baht 488 million from Baht 2,016 million at the end of 2004. CamShin recorded an impairment of its NMT system of Baht 32 million in this year.

PP&E under the concession agreement

PP&E under the concession agreement at the end of 2005 was Baht 19,312 million, an increase of Baht 15,379 million from Baht 3,933 million at the end of 2004. This was mainly due to the transfer of IPSTAR assets from PP&E offset by the impairment of Thaicom 3 of Baht 400 million.

Borrowing and Shareholders' equity

Short-term debt reduced to Baht 38 million from Bath 1,392 million at the end of 2004

The Company's net borrowing at the end of 2005 was Baht 17,134 million, an increase of Baht 823 million from Baht 16,311 million at the end of 2004. Long-term loans increased by Baht 2,854 million as a result of the net increase in loans for the Thaicom 4 (IPSTAR) project as well as the drawdown for the Thaicom 5 project. The Company started to repay the long-term loans for the IPSTAR project in November 2005. Short term loans went down to Baht 38 million, compared to Baht 1,392 million at the end of last year. This was because the Company applied part of its PO proceeds and dividend received form CSL to repay short-term debt.

Shareholders' equity was Baht 13,584 million at the end of 2005. The Company's paid up capital and premium on shares were Baht 5,454 million (2004: Baht 4,384 million) and Baht 4,296 million (2004: 2,198 million), respectively, following its issuance of 208 million new common shares at Baht 15.3/share in the second quarter of 2005 and the exercise of warrants under the Company's ESOP project. The Company had retained earnings of Baht 3,314 million, reflecting an increase of Baht 1,208 million from the profit incurred in 2005, offset by an increase in the legal reserve of Baht 60 million.

Net borrowing to equity at the end of 2005 was 1.26 times, which is considered manageable for a Company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, which receive financing support from financial institutions.

Cash flow

The Company's cash flow from operations for 2005 was Baht 1,847 million. Net cash outflow used for investing activities was Baht 6,512 million, mainly for the Thaicom 4 (IPSTAR) project and the expansion of the Indochina telephone networks and Thaicom 5 project. These projects receive financial support from financial institutions. Moreover, part of the PO proceeds was used to fund the launch insurance premium of Thaicom 4 satellite. The Company has received a dividend from CSL of Baht 93 million and Shin Broadband Internet (Thailand) Co., Ltd (SBI), the shareholder of CSL, applied the proceeds to repay its short-term debt.

The Company had net proceeds from an equity injection of Baht 3,167 million, reflecting the net PO proceeds and the exercise of warrants under the Company's ESOP project. The Company applied the PO proceeds to repay its short-term debt and to fund the launch insurance premium of Thaicom 4 (IPSTAR). In addition, the Company has drawn loans from financial institutions to supporting the Thaicom 4 (IPSTAR) project, Thaicom 5 and network expansion in Cambodia. Thus, the Company had net cash inflow from financing activities for 2005 of Baht 4,348 million.

The Company had ending cash of Baht 677 million on December 31, 2005.

Auditor's Remuneration

In 2005, the Company and its subsidiaries paid the following to external auditors:

1. The amount of Baht 2.7 million paid to the Company's auditor. The amount including the auditing office and related auditing activities amounted to Baht 3.8 million.

2. Other fees, such as legal and tax consultation fees, and other activities related to the work of the auditing office, that amounted to Baht 0.57 million. No additional charges are due for payment in the future resulting from any unfulfilled work.

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2005 and 2004, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2005 and 2004, and the consolidated and company results of operations and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
27 February 2006



Shin Satellite Public Company Limited

BALANCE SHEETS

As at 31 December 2005 and 2004

		Consolidated		Company	
	Notes	2005 Baht	2004 Baht	2005 Baht	2004 Baht
ASSETS					
Current assets					
Cash and cash equivalents	3	677,138,099	992,899,128	409,076,859	680,234,482
Short-term investment	4	-	209,886,793	-	209,886,793
Trade accounts receivable and accrued income, net	5, 27	1,203,151,911	991,237,111	1,053,893,492	834,377,262
Amounts due from related parties	27	590,562	9,568,873	15,323,131	3,159,465
Short-term loans and advances to subsidiaries and associate	27	18,843	-	2,858,117	69,736,201
Inventories, net	6	605,545,157	325,551,634	538,807,443	247,095,814
Current portion of foreign currency forward contracts receivable, net	7	241,090,480	557,130	241,090,480	557,130
Insurance compensation receivable	12	52,336,624	-	52,336,624	-
Prepaid insurance		201,105,451	37,344,332	198,788,118	34,955,208
Other current assets, net	8, 27	240,418,581	159,083,338	142,925,908	88,181,150
Total current assets		3,221,395,708	2,726,128,339	2,655,100,172	2,168,183,505
Non-current assets					
Investments - equity method	9	779,683,838	758,889,592	2,370,212,040	1,942,708,681
Long-term loan to another company	10	25,180,465	29,174,451	25,180,465	29,174,451
Long-term loan to subsidiaries	27	-	-	128,326,389	-
Property and equipment, net	11	8,241,775,024	19,638,108,660	3,925,106,020	15,993,596,753
Property and equipment under concession agreement, net	12	19,311,883,412	3,933,484,796	19,311,883,412	3,933,484,796
Deferred charges, net	12	59,474,202	89,055,359	9,006,711	32,305,439
Intangible assets, net	12	1,477,523,478	201,313,071	1,282,415,040	12,576,037
Other non-current assets, net	13, 27	570,217,073	210,537,857	554,990,318	197,495,019
Total non-current assets		30,465,737,492	24,860,563,786	27,607,120,395	22,141,341,176
Total assets		33,687,133,200	27,586,692,125	30,262,220,567	24,309,524,681

The notes to the consolidated and company financial statements on pages 103 to 153 are an integral part of these financial statements.

BALANCE SHEETS (CONTINUED)

As at 31 December 2005 and 2004

		Consolidated		Company	
	Notes	2005 Baht	2004 Baht	2005 Baht	2004 Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	14	38,000,000	1,392,099,934	-	1,290,099,934
Trade accounts payable	27	582,607,654	350,136,024	345,644,764	196,435,189
Accounts payable - property and equipment	27	1,215,420,860	453,636,630	613,285,635	71,582,487
Amounts due to related parties	27	17,093,803	12,720,085	16,778,610	14,252,015
Current portion of long-term borrowings, net	14	2,775,966,103	2,222,203,422	2,275,672,488	1,832,277,391
Current portion of foreign currency forward contracts payable, net	7	112,859,300	555,379,863	112,859,300	555,379,863
Advance receipts from customers	27	156,769,826	116,147,151	65,195,905	52,093,450
Accrued concession fee		163,762,447	574,641,662	102,439,255	453,011,175
Accrued expenses	27	160,423,841	182,640,657	96,178,572	135,779,018
Accrued income tax		38,853,144	124,560,338	-	85,118,640
Other current liabilities	15	329,066,854	220,671,310	125,649,565	95,778,783
Total current liabilities		5,590,823,832	6,204,837,076	3,753,704,094	4,781,807,945
Non-current liabilities					
Foreign currency forward contracts payable, net	7	6,726,200	-	6,726,200	-
Long-term borrowings, net	14	14,441,500,447	12,141,621,375	12,807,883,844	10,248,652,917
Net liabilities in subsidiaries	9	-	-	105,254,401	113,106,845
Other non-current liabilities	27	63,952,970	76,115,905	62,409,357	74,366,061
Total non-current liabilities		14,512,179,617	12,217,737,280	12,982,273,802	10,436,125,823
Total liabilities		20,103,003,449	18,422,574,356	16,735,977,896	15,217,933,768

The notes to the consolidated and company financial statements on pages 103 to 153 are an integral part of these financial statements.

BALANCE SHEETS (CONTINUED)

As at 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Shareholders' equity					
Share capital	16				
Authorised share capital -					
ordinary shares		5,606,282,500	5,568,472,000	5,606,282,500	5,568,472,000
Issued and paid-up share capital -					
ordinary shares		5,453,789,085	4,384,409,000	5,453,789,085	4,384,409,000
Premium on share capital	16	4,295,364,819	2,198,394,730	4,295,364,819	2,198,394,730
Unrealised cumulative gains on dilution					
of investment in subsidiary		376,224,720	376,224,720	376,224,720	376,224,720
Cumulative foreign currency					
translation adjustment		(126,354,524)	(186,947,505)	(126,354,524)	(186,947,505)
Retained earnings					
Appropriated					
Legal reserve	17	213,505,767	153,120,337	213,505,767	153,120,337
Unappropriated		3,313,712,804	2,166,389,631	3,313,712,804	2,166,389,631
Total parent's shareholders'equity		13,526,242,671	9,091,590,913	13,526,242,671	9,091,590,913
Minority interests		57,887,080	72,526,856	-	-
Total shareholder's equity		13,584,129,751	9,164,117,769	13,526,242,671	9,091,590,913
Total liabilities and shareholders' equity		33,687,133,200	27,586,692,125	30,262,220,567	24,309,524,681

The notes to the consolidated and company financial statements on pages 103 to 153 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF INCOME

For the years ended December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
REVENUES	27				
Revenues from sales and services		5,589,005,174	5,120,378,208	3,581,347,985	3,184,931,073
Revenues from insurance compensation	12	1,082,653,766	-	1,082,653,766	-
Other income	18	89,136,076	334,285,714	104,302,210	347,299,707
Gain on foreign exchange		40,329,499	-	73,975,122	-
Share of net results from investments-equity method	9	113,331,242	111,870,196	374,762,823	380,745,320
Total revenues		6,914,455,757	5,566,534,118	5,217,041,906	3,912,976,100
EXPENSES	27				
Cost of sales and services		3,480,355,775	2,788,187,057	2,424,156,716	1,811,442,185
Concession fee		420,003,436	429,791,148	357,587,912	362,967,189
Selling and administrative expenses		1,003,988,311	998,644,407	646,783,356	603,451,988
Impairment loss of property and equipment under concession agreements	12	400,000,000	-	400,000,000	-
Directors' remuneration		5,531,285	4,941,576	4,790,000	4,070,000
Loss on foreign exchange		-	28,051,108	-	36,345,646
Total expenses		5,309,878,807	4,249,615,296	3,833,317,984	2,818,277,008
Profit before interest expense and income tax		1,604,576,950	1,316,918,822	1,383,723,922	1,094,699,092
Interest expense		(193,174,942)	(130,574,040)	(76,285,733)	(36,293,250)
Income tax		(200,176,648)	(298,051,977)	(99,729,586)	(202,282,978)
Profit before minorities		1,211,225,360	888,292,805	1,207,708,603	856,122,864
Profit attributable to minorities, net		(3,516,757)	(32,169,941)	-	-
Net profit for the year		1,207,708,603	856,122,864	1,207,708,603	856,122,864
Basic earnings per share (Baht)	20	1.21	0.98	1.21	0.98
Diluted earnings per share (Baht)	20	1.20	0.97	1.20	0.97

The notes to the consolidated and company financial statements on pages 103 to 153 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

For the years ended December 2005 and 2004

		Consolidated (Baht)							
	Notes	Issued and paid - up share capital (Note 16)	Premium on share capital (Note 16)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve (Note 17)	Retained earnings	Minority interests	Total
Opening balance 2004		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	364,804,980	8,443,230,132
Increase in share capital during the year		9,409,000	8,394,730	-	-	-	-	-	17,803,730
Foreign currency translation adjustment		-	-	-	(18,061,651)	-	-	-	(18,061,651)
Unrealised gains on dilution of investment in a subsidiary	9b	-	-	376,224,720	-	-	-	-	376,224,720
Net profit for the year		-	-	-	-	-	856,122,864	-	856,122,864
Dividend paid during the year		-	-	-	-	-	(218,923,902)	-	(218,923,902)
Increase in legal reserve during the year	17	-	-	-	-	42,806,143	(42,806,143)	-	-
Decrease in minority interests during the year		-	-	-	-	-	-	(292,278,124)	(292,278,124)
Closing balance as at 31 December 2004		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	72,526,856	9,164,117,769
Opening balance 2005		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	72,526,856	9,164,117,769
Increase in share capital during the year	16	1,069,380,085	2,096,970,089	-	-	-	-	-	3,166,350,174
Foreign currency translation adjustment		-	-	-	60,592,981	-	-	-	60,592,981
Net profit for the year		-	-	-	-	-	1,207,708,603	-	1,207,708,603
Increase in legal reserve during the year	17	-	-	-	-	60,385,430	(60,385,430)	-	-
Decrease in minority interests during the year		-	-	-	-	-	-	(14,639,776)	(14,639,776)
Closing balance as at 31 December 2005		5,453,789,085	4,295,364,819	376,224,720	(126,354,524)	213,505,767	3,313,712,804	57,887,080	13,584,129,751

The notes to the consolidated and company financial statements on pages 103 to 153 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

For the years ended December 2005 and 2004

	Notes	Company (Baht)							
		Issued and paid - up share capital (Note 16)	Premium on share capital (Note 16)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve (Note 17)	Retained earnings	Minority interests	Total
Opening balance 2004		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	-	8,078,425,152
Increase in share capital during the year		9,409,000	8,394,730	-	-	-	-	-	17,803,730
Foreign currency translation adjustment		-	-	-	(18,061,651)	-	-	-	(18,061,651)
Unrealised gains on dilution of investment in a subsidiary	9b	-	-	376,224,720	-	-	-	-	376,224,720
Net profit for the year		-	-	-	-	-	856,122,864	-	856,122,864
Dividend paid during the year		-	-	-	-	-	(218,923,902)	-	(218,923,902)
Increase in legal reserve during the year	17	-	-	-	-	42,806,143	(42,806,143)	-	-
Closing balance as at 31 December 2004		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	-	9,091,590,913
Opening balance 2005		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	-	9,091,590,913
Increase in share capital during the year	16	1,069,380,085	2,096,970,089	-	-	-	-	-	3,166,350,174
Foreign currency translation adjustment		-	-	-	60,592,981	-	-	-	60,592,981
Net profit for the year		-	-	-	-	-	1,207,708,603	-	1,207,708,603
Increase in legal reserve during the year	17	-	-	-	-	60,385,430	(60,385,430)	-	-
Closing balance as at 31 December 2005		5,453,789,085	4,295,364,819	376,224,720	(126,354,524)	213,505,767	3,313,712,804	-	13,526,242,671

The notes to the consolidated and company financial statements on pages 103 to 153 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF CASH FLOWS

For the years ended December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	21	1,847,164,590	2,560,162,671	974,772,716	1,668,012,271
Cash flows from investing activities					
Acquisition of subsidiaries and associate, net of cash acquired		-	(441,711,327)	-	-
Payments for short-term investments		-	(219,987,474)	-	(219,987,474)
Receipts from short-term investments		209,886,792	-	209,886,792	-
Payments for long-term investments		-	(5,115)	-	-
Receipts from long-term investments		-	10,000,000	-	-
Payments for minority interest in subsidiaries	9e	(20,812,316)	-	-	-
Receipts from loans to subsidiaries		-	107,711	-	15,827,380
Short-term loans to subsidiaries and advance to related companies	27	(18,843)	(107,711)	(15,772,679)	(69,209,518)
Long-term loans to related company	27	-	-	(41,884,323)	-
Purchases for property and equipment		(6,778,591,931)	(2,932,926,894)	(6,137,854,893)	(1,967,346,473)
Payments for intangible assets		(12,713,696)	(4,452,297)	(12,713,696)	(2,077,456)
Payments for deferred charges	12	(5,008,808)	(25,226,682)	(5,008,808)	(18,728,497)
Dividends received from associate	9b	92,536,996	37,514,999	-	-
Proceeds from sales of property and equipment		1,985,359	9,334,657	1,405,372	3,624,238
Proceeds from sales of other assets		871,578	-	-	-
Net cash payments from investing activities		(6,511,864,869)	(3,567,460,133)	(6,001,942,235)	(2,257,897,800)
Cash flows from financing activities					
Proceeds from increase in share capital	16	3,166,350,174	17,803,730	3,166,350,174	17,803,730
Advance receipt from increase in share capital		-	2,403,755	-	2,403,756
Proceeds from increase of share capital in subsidiary		-	1,092,542,500	-	-
Dividend payment		-	(218,923,902)	-	(218,923,902)
Proceeds from short-term borrowings	14	187,000,000	3,991,366,307	70,000,000	3,440,366,307
Proceeds from long-term borrowings, net of financial expenses		3,411,963,273	1,674,243,434	3,354,441,687	1,255,665,452
Repayments of short-term borrowings	14	(1,546,458,083)	(2,994,819,679)	(1,365,458,083)	(2,972,717,784)
Repayments of long-term borrowings	14	(871,121,037)	(922,189,818)	(470,526,805)	(503,777,120)
Net cash receipts from financing activities		4,347,734,327	2,642,426,327	4,754,806,973	1,020,820,439
Net increase (decrease) in cash and cash equivalents		(316,965,952)	1,635,128,865	(272,362,546)	430,934,910
Cash and cash equivalents, opening balance		992,899,128	820,123,292	680,234,482	241,793,967
Cash recognised on change of status of subsidiary to associate		-	(1,469,858,634)	-	-
Effects of exchange rate changes		1,204,923	7,505,605	1,204,923	7,505,605
Cash and cash equivalents, closing balance	3	677,138,099	992,899,128	409,076,859	680,234,482

The notes to the consolidated and company financial statements on pages 103 to 153 are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 2005 and 2004

Supplementary information for cash flows:

		Consolidated		Company	
	Notes	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Interest paid		763,590	420,305	647,122	327,120
Income tax paid		643,222	304,026	538,702	205,162
Non-cash transactions					
Acquisition of property and equipment through debt		934,718	396,657	591,312	70,826
Transfers of property and equipment through borrowings		133,200	66,227	-	-

The notes to the consolidated and company financial statements on pages 103 to 153 are an integral part of these financial statements.

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company, incorporated and domiciled in Thailand. The registered office of the Company is:

414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. The Company, its subsidiaries, associate, and joint venture are primarily involved in transponder services for domestic and international communications, broadband content services, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, telephone network services, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreements.

The Group has operations in 8 countries; Thailand, Singapore, Cambodia, Laos PDR, Australia, New Zealand, the United States of America, and the British Virgin Islands, and employs over 2,252 people (2004: 2,194 people).

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology (Note 25 a).

These consolidated and company financial statements have been approved by the Board of Directors on 27 February 2006.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Group has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, Provisions, Contingent Liabilities and Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of these new accounting standards did not have a material impact on these financial statements.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

2.1 Basis of preparation (Continued)

and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements have been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Group accounting - investment in subsidiaries, associates and joint venture

Subsidiary undertakings

Subsidiaries, which are those entities (including special purpose entities) in which the Group has the power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the subsidiary acquired is recorded as goodwill. See Note 2.9 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements, investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries is set out in Note 9.

Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated and company financial statements. Under this method, the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control. Unrealised gains or losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation of goodwill) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

A list of the Group's principal associates is set out in Note 9.

2 Accounting policies (Continued)

2.2 Group accounting - investment in subsidiaries, associates and joint venture (Continued)

Joint venture undertakings

A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest under a contractual arrangement between the venturers, which establishes joint control over the economic activity of the entity.

The Group's interest in jointly controlled entity is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other ventures. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements the equity method is applied to account for interests in joint ventures.

A list of the Group's principal joint ventures is set out in Note 9.

2.3 Related companies

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, which are directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currencies translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2 Accounting policies (Continued)

2.5 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks, and other short-term highly liquid investments with original maturities of three months from acquisition date or less.

2.6 Trade accounts receivable

Trade accounts receivable are recognised initially carried at original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible.

2.7 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity), but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories.

2.8 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

Investment with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as short term investment in the current assets.

2.9 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated financial statements as goodwill and is included in investments - equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments - equity method in the consolidated and company financial statements. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

Goodwill is amortised over a period of 8 - 12 years.

Other intangible assets

The cost of other intangible assets comprises the development of IPSTAR technology, expenditure on acquired software, patents, trademarks and licenses and is amortised using the straight-line method over estimated period of their benefits of related assets for a period of 5 to 15.75 years.

2.9 Intangible assets (Continued)

Other intangible assets (Continued)

Specific software is recognised as an assets when acquired and operate to intended purposes and is amortised using the straight-line method over their expected benefits of related assets for a period of 3 - 5 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.10 Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

2.11 Leases - where the Group is the lessee

Leases of assets where the Group assumes a substantial portion of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.12 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2 Accounting policies (Continued)

2.13 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows:

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3 - 5 years
Motor vehicles	5 years

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful

2.14 Property and equipment under concession agreements

Property and equipment under concession agreements comprises satellites, commanding and monitoring stations, and other operational equipment, where title has been transferred to the Government agency. They are amortised using the straight-line method over the shorter of the estimated useful lives of satellites and other related assets, or the concession period, ranging from 5 to 27.5 years. Property and equipment under concession agreement is not revalued. Its carrying amount is reviewed for impairment loss annually.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

2.15 Impairment of assets

Property and equipment, property and equipment under concession agreements and other non-financial assets, including goodwill, deferred charges and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows (cash-generating units).

2.16 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is party to financial instruments that reduce exposure to fluctuations in foreign currency exchange rate. These instruments mainly comprise foreign currency forward contracts and foreign currency option contracts.

Foreign currency forward contracts

Foreign currency forward contracts protect the Group from movements in exchange rates.
Forward contract transactions are recorded as forward contracts receivable or forward contracts payable on inception, and translated at the year-end rate. Unrealised gains and losses on translation are recognised in the income statements. Premiums or discounts are amortised in the income statements on the straight-line basis over the contract periods.

Foreign currency option contracts

Foreign currency option contracts are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) on a set date, a specific amount of a foreign currency at a pre-determined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal under option contracts is not recognised on the balance sheets. Premiums are amortised in the income statements on the straight-line basis over the periods of the contracts.

Disclosures related to financial instruments to which the Group is a party are provided in Note 23.

2.17 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate fund which is managed by the external fund manager. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the consolidated and company statements of income in the year to which they relate. However, the Group has not yet provided for employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.18 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the expenditures required to settle the provision is expects to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognizedrecognised as interest expenses.

2 Accounting policies (Continued)

2.19 Revenue recognition

Revenue from sales is recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers. Revenue from the sale of advertising space in telephone directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases on equipment is recognised in the period at the rate of the leasing contract.

Revenue arising from royalties is recognised on an accrual basis in accordance with the substance of the relevant agreements.

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.20 Income tax

The Company calculates income tax in accordance with the Revenue Code and records income tax on accrual basis. The Group does not recognise income taxes payable or receivable in future periods in respect of temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

2.21 Segment reporting

Segment information is prepared based on internal report of the Group which presented by business segment of the Group's operations.

3 Cash and cash equivalents

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Cash in hand	18,710	22,522	3,357	651
Current accounts and saving deposits held at call with banks	432,455	672,171	180,675	392,277
Fixed deposits	225,973	298,206	225,045	287,306
Total	677,138	992,899	409,077	680,234

The weighted average interest rate of deposits held with banks and fixed deposits was 2.00% per annum (2004: 1.05% per annum).

4 Short-term investment

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Short-term investment comprise:				
Fixed deposit	-	209,887	-	209,887
Total	-	209,887	-	209,887

As at 31 December 2004, a Baht 210 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement.

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Trade accounts receivable				
-Third parties	1,335,194	1,124,725	871,742	688,117
-Related parties (Note 27)	76,599	48,677	145,086	87,414
Accrued income				
-Third parties	266,965	195,249	259,652	194,790
-Related parties (Note 27)	11,795	12,973	15,863	25,949
Total trade accounts receivable and accrued income	1,690,553	1,381,624	1,292,343	996,270
Less Allowance for doubtful accounts	(487,401)	(390,387)	(238,450)	(161,893)
Total trade accounts receivable and accrued income, net	1,203,152	991,237	1,053,893	834,377

Outstanding trade accounts receivable - third parties as at 31 December 2005 and 2004 can be analysed as follows:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Current	152,808	125,553	113,998	74,700
Over-due less than 3 months	135,149	157,350	100,024	121,622
Over-due 3-6 months	260,341	171,251	176,321	89,143
Over-due 6-12 months	93,824	165,691	74,871	143,086
Over-due over 12 months	693,072	504,880	406,528	259,566
	1,335,194	1,124,725	871,742	688,117
Less Allowance for doubtful accounts - third parties	(487,401)	(390,387)	(238,450)	(161,893)
Trade accounts receivable - third parties, net	847,793	734,338	633,292	526,224

6 Inventories, net

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Raw material and supplies	94,696	147,186	93,754	147,180
Work in process	4,574	8,607	4,574	8,523
Finished goods	653,683	238,056	575,928	161,383
Goods in transit	-	1,890	-	-
	752,953	395,739	674,256	317,086
Less Allowance for obsolete inventories	(147,408)	(70,187)	(135,449)	(69,990)
Total	605,545	325,552	538,807	247,096

7 Foreign currency forward contracts

As at 31 December 2005 and 2004 , the Group has entered into foreign currency forward contracts to hedge the foreign exchange rate risk in respect of the loans and accounts payable. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Foreign currency forward contracts receivable, net				
Contracts receivable	7,983,410	1,478,657	7,983,410	1,478,657
Contracts payable	(7,742,320)	(1,478,100)	(7,742,320)	(1,478,100)
Total current portion of foreign currency forward contracts	241,090	557	241,090	557
Foreign currency forward contracts payable, net				
Contracts receivable	6,659,672	10,426,717	6,659,672	10,426,717
Contracts payable	(6,779,257)	(10,982,097)	(6,779,257)	(10,982,097)
Total foreign currency forward contracts payable, net	(119,585)	(555,380)	(119,585)	(555,380)
Less Non-current portion of foreign currency forward contracts payable,net	6,726	-	6,726	-
Current portion of foreign currency forward contracts payable, net	(112,859)	(555,380)	(112,859)	(555,380)

8 Other current assets, net

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
VAT receivable	5,496	15,185	-	1,480
Prepaid expenses	30,821	15,561	17,870	2,983
Advance payments	104,948	65,221	65,350	47,453
Deposits	56,250	22,255	22,739	22,255
Others	49,238	40,861	36,967	14,010
	246,753	159,083	142,926	88,181
Less Impairment of assets	(6,334)	-	-	-
Total	240,419	159,083	142,926	88,181

9 Investments - equity method

a) Investments - equity method as at 31 December 2005 and 2004 comprise:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Investments in subsidiaries	-	-	2,264,958	1,829,602
Investments in associate	779,684	758,890	-	-
Total investments, net	779,684	758,890	2,264,958	1,829,602
Presentation in the balance sheet as follows:				
Investments - equity method (Notes 9d)	779,684	758,890	2,370,212	1,942,709
Net liabilities in subsidiaries (Notes 9f)	-	-	(105,254)	(113,107)
Total investments, net	779,684	758,890	2,264,958	1,829,602

b) Movements in investments - equity method for the years ended 31 December 2005 and 2004 comprise:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
For the years ended 31 December				
Opening net book value	758,890	2,719	1,829,602	1,090,693
Change in status from subsidiary to associate	-	305,590	-	-
Unrealised gains on dilution of investment in a subsidiary	-	376,225	-	376,225
Share of net results from investments - equity method	113,331	111,870	374,763	380,745
Dividends received (Note 9e (7))	(92,537)	(37,514)	-	-
Foreign currency translation adjustment	-	-	60,593	(18,061)
Closing net book value	779,684	758,890	2,264,958	1,829,602

9 Investments - equity method (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
IPSTAR International Pte Company Limited	Providing iPSTAR transponder services	Singapore	SGD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	Completion for the process of registering its liquidation (Note9e (5))	Thailand	THB
Subsidiary of Shenington Investments Pte Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet, satellite uplink-downlink services.	Thailand	THB

9 Investments - equity method (Continued)

c) The nature of investments - equity method can be summarised as follows (Continued):

Name	Business	Country	Currency
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limitedand	Publishing business telephone directories and advertising	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	In the process of registering its termination with the Ministry of Commerce.	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 December 2005, Star Nucleus Company Limited and IPSTAR International Pte Company Limited had not yet commenced business operations.

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 31 December 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(889.42)	779.68

	Consolidated - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(910.21)	758.89

9 Investments - equity method (Continued)

d) Carrying value of investments - equity method can be summarised as follows (Continued):

	Company - 31 December 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,963.64	2,333.52
Spacecode LLC	USD Million 4.29	70.00	118.65	18.04	136.69
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International PTE Limited	SGD Million -	100.00	-	-	-
Total			388.53	1,981.68	2,370.21

	Company - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,519.17	1,789.05
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(47.50)	30.99
Spacecode LLC	USD Million 4.29	70.00	118.65	4.02	122.67
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
Total			467.02	1,475.69	1,942.71

e) Significant movements in investments - equity method during the year ended 31 December 2005 were as follows (Continued):

Subsidiaries

1) IPSTAR DO BRASIL

At the Board of Directors' meeting of the Company on 25 January 2005, a resolution was passed to approve the establishment by iPSTAR Company Limited of IPSTAR DO BRASIL in Brazil to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares will be 100,000 shares with a par value of USD 1 each and all equity will be held by iPSTAR Company Limited.

As at 31 December 2005, IPSTAR DO BRASIL had not been established yet.

2) IPSTAR International Pte Limited

At the Board of Directors' meeting of the Company on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR International Pte Limited in Singapore. The total authorised number of ordinary shares will be 20,000 shares with a par value of SGD 1 each and all equity will be held by the Company.

On 1 August 2005, the Group registered an incorporation of IPSTAR International Pte Limited in Singapore. The register ordinary share was 100,000 shares with a par value of SGD 1 each.

As at 31 December 2005, IPSTAR International Pte Limited had not issued shares and had not commenced its business operations.

3) IPSTAR Global Services Company Limited

At the Board of Directors' meeting of the Company on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR Global Services Company Limited in Mauritius. The total authorised number of ordinary shares will be 20,000 shares with a par value of USD 1 each and all equity will be held by the Company.

As at 31 December 2005, IPSTAR Global Services Company Limited had not been established yet.

4) Increase in share capital of IPSTAR New Zealand Company Limited ("IPNZ")

At the Executive Committees' meeting on 28 October 2005, a resolution was passed to approve for iPSTAR Company Limited to increase its investment in IPNZ for NZD 2,000,000 by increasing the registered share capital of IPNZ from NZD 500,000 to NZD 2,500,000. iPSTAR Company Limited paid the share capital for NZD 300,000 during the fourth quarter of 2005.

As at 31 December 2005, IPNZ has share capital and paid up for NZD 700,000 and advance received for shares subscription of NZD 100,000.

5) C.S. Satellite Phone Company Limited

At the extraordinary shareholders' meeting 1/2005 of C.S. Satellite Phone Company Limited ("CSP") on 16 March 2005, the shareholders passed a resolution to approve the liquidation report. After liquidation, CSP had available cash on hand totaling Baht 103,827,823 to be refunded in cash to shareholders at Baht 2.07 per share. On 25 March 2005, the Ministry of Commerce approved CSP's liquidation.

On 31 March 2005, CSP distributed the share refund of Baht 83 million to the Group and Baht 21 million to other shareholders of CSP. By doing this, the liquidation of CSP was completed in accordance with the Civil and Commerce Code.

9 Investments - equity method (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2005 were as follows (Continued):

Subsidiaries (Continued) :

6) Cambodia Shinawatra Company Limited ("CAM")

At the Board of Directors' meeting 3/2005 of CAM on 29 July 2005, the resolution was passed to approve an increase in share capital and a call for paid-up share capital from shareholders by issuing 2,200,000 shares at a par of USD 1 each, totaling USD 2.2 million. The resolution was approved as a consequent consequence of a resolution from of the Board of Directors' meeting of Shenington Investment Pte Limited on 28 July 2005. Shenington Investment Pte Limited, which hold all share capital of CAM, paid the aforesaid share capital on 15 August 2005 and 26 August 2005.

Associated company

7) CS Loxinfo Public Company Limited

At the annual ordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") on 30 March 2005, the shareholders passed a resolution to approve the a dividend payment of Baht 0.25 per share totaling Baht 156.25 million. The dividend was paid on 11 April 2005. In addition, on 8 August 2005, the Board of Directors' meeting of CSL passed a resolution to approve an interim dividend payment of Baht 0.12 per share totaling Baht 75 million. The interim dividend was paid on 2 September 2005. The Group received total dividend during the period amounting to Baht 92.54 million.

On 30 March 2005, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,559,100 ordinary shares, or equivalent to 1.37% of CSL's total issued and paid-up share capital as at the date the warrant allocation was approved, under an ESOP scheme (Grant III), by granting warrants to directors and employees of CSL and Teleinfo Media Company Limited ("TMC"). The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 30 March 2005. One-third of the allocated warrants may be exercised to purchase ordinary shares; from 30 May 2006 for the first exercise, and from 30 May 2007 and 30 May 2008 for the second and the third exercises, respectively.

In addition, at the annual ordinary shareholders' meeting of CSL on 30 March 2005, the shareholders also passed a resolution to approve the increase in registered share capital from 630,982,200 ordinary shares at a par value of Baht 1 each to 639,569,774 ordinary shares at a par value of Baht 1 each by issuing 8,587,574 additional ordinary shares. The newly issued ordinary shares will be reserved for exercising the right under ESOP Grant I and Grant II equal to 14,738 shares and 13,736 shares, respectively, in accordance with the exercise ratio adjustment. The remaining 8,559,100 newly issued ordinary shares will be reserved for the exercise of ESOP Grant III. The increase in the registered share capital was registered with the Ministry of Commerce on 26 April 2005.

On 16 May 2005, CSL approved the issuance and offering of ESOP (Grant II) by granting warrants to employees of CSL and TMC as a consequent of resolution of the extraordinary shareholders' meeting of CSL on 14 June 2004.

e) Significant movements in investments - equity method during the year ended 31 December 2005 were as follows (Continued):

Associated company (Continued)

7) CS Loxinfo Public Company Limited (Continued)

On 31 May 2005, CSL approved the issuance and offering of ESOP (Grant III) by granting warrants to employees of CSL and TMC as a consequent of resolution of the annual ordinary shareholders' meeting of CSL on 30 March 2005.

On 29 June 2005, CSL acquired an additional 25.51 million common and preferred shares of TMC from TOT Public Company Limited. Through this acquisition, CSL holds all share capital of TMC and TMC was changed from a joint venture to a subsidiary of CSL. The details of this acquisition are discussed in Note 22.

8) Teleinfo Media Public Company Limited

On 30 August 2005, TMC registered the change from company limited to public company limited and the change of company name from Teleinfo Media Company Limited to Teleinfo Media Public Company Limited.

On 12 September 2005, the extraordinary shareholders' meeting of TMC No. 1/2005 passed a resolution to approve the offset of premium on share capital with deficit amounting to Baht 306.5 million and legal reserve amounting to Baht 17.5 million. After that process, TMC was still remaining deficits. The extraordinary shareholders' meeting also passed a resolution to approve a reduction in the registered share capital of TMC by Baht 520.6 million (from Baht 694.1 million to Baht 173.5 million) by decreasing the number of ordinary shares by 40.1 million and preferred shares by 12 million to offset against the remaining deficits and allocate the remaining share capital of 17.35 million ordinary shares at a par value of Baht 10 each and no preferred shares. The balance after offsetting the deficit will be returned to the shareholders.

With respect to the reduction in ordinary shares of TMC, TMC must refund the reduction in share capital balance after offsetting the deficit of Baht 457 million to CSL as its shareholder. In November 2005, TMC refunded in amount of Baht 200 million to CSL. As at 31 December 2005, the amount due from TMC was Baht 257 million.

9) CS Loxinfo Solutions Company Limited

At the extraordinary shareholders' meetings of CS Loxinfo Solutions Company Limited on 14 October 2005 and 31 October 2005, the shareholders passed a resolution to approve the registration of its liquidation with the Ministry of Commerce on 18 November 2005. As of 31 December 2005, it is in the process of liquidation.

e) Significant movements in investments - equity method during the year ended 31 December 2005 were as follows (Continued):

Joint Venture

10) Lao Telecommunications Company Limited ("LTC")

At the shareholders' meeting of LTC on 1 February 2005, a resolution was passed to approve a dividend payment of USD 5 million to the shareholders with respect to the operations of LTC for 2004. The following amounts represent the Group's share of 49% of the assets, liabilities, revenues and net results of LTC and are included in the consolidated balance sheets as at 31 December 2005 and 2004 and the consolidated income statements for the years then ended 31 December 2005 and 31 December 2004.

	Consolidated	
	2005 Baht '000	2004 Baht '000
Balance sheets as at 31 December		
Current assets	267,498	222,299
Non - current assets	1,879,374	1,414,628
Current liabilities	(749,658)	(423,712)
Non - current liabilities	(54,798)	(62,950)
Net assets	1,342,416	1,150,265

	Consolidated	
	2005 Baht '000	2004 Baht '000
Income statements for the years ended 31 December		
Total revenues	867,568	679,300
Net profit	284,308	273,046

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 25c).

As at 31 December 2005, the Group's share of LTC's capital expenditure contracted but not recognised in the financial statements is USD 5 million or approximately Baht 205 million (2004 : USD 17 million or approximately Baht 675 million).

9 Investments - equity method (Continued)

f) Net liabilities in subsidiaries

	Company - 31 December 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries	USD				
iPSTAR Company Limited	Million				
	2.0	98.89	78.49	(123.37)	(44.88)
	Baht				
Shin Broadband Internet	Million				
(Thailand) Company Limited	947.29	100	947.29	(1,007.66)	(60.37)
Total			1,025.78	(1,131.03)	(105.25)

	Company - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries	Baht				
Shin Broadband Internet	Million				
(Thailand) Company Limited	947.29	100.00	947.29	(1,060.40)	(113.11)

10 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest at the rates between 2.67% - 3.25% per annum. The maximum accumulated interest amount charged on this loan is not limited by the amount as specified in the agreement. When the interest charged reaches the maximum amount specified in the agreement, the Company will stop recognising interest on this loan. The loan will be settled by offsetting with the royalty fees that the Group is required to pay to the other company until the principal and interest of the loan is fully repaid

11 Property and equipment, net

Property and equipment comprise:

	Consolidated (Baht'000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2004					
Cost	109,541	5,160,271	275,796	15,974,759	21,520,367
Less Accumulated depreciation	(38,549)	(1,691,004)	(152,705)	-	(1,882,258)
Net book value	70,992	3,469,267	123,091	15,974,759	19,638,109
Transactions during the year ended 31 December 2005					
Opening net book value	70,992	3,469,267	123,091	15,974,759	19,638,109
Additions	7,417	2,002,121	56,518	5,571,624	7,637,680
Disposals, net	-	(1,177)	(487)	-	(1,664)
Write-offs, net	(682)	-	(56)	(8,187)	(8,925)
Transfers, net	101,949	1,028,128	13,356	(19,615,701)	(18,472,268)
Reclassification	-	(1,273)	-	-	(1,273)
Depreciation charges (Note 19)	(8,981)	(580,068)	(49,378)	-	(638,427)
Impairment loss	-	(31,840)	-	-	(31,840)
Foreign currency translation adjustment	369	112,186	1,544	6,284	120,383
Closing net book value	171,064	5,997,344	144,588	1,928,779	8,241,775
As at 31 December 2005					
Cost	218,796	8,332,344	338,758	1,928,779	10,818,677
Less Accumulated depreciation	(47,732)	(2,303,160)	(194,170)	-	(2,545,062)
Less Accumulated impairment loss	-	(31,840)	-	-	(31,840)
Net book value	171,064	5,997,344	144,588	1,928,779	8,241,775

11 Property and equipment, net (Continued)

	Company (Baht'000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2004					
Cost	55,226	1,442,088	144,595	15,312,675	16,954,584
Less Accumulated depreciation	(23,273)	(845,545)	(92,169)	-	(960,987)
Net book value	31,953	596,543	52,426	15,312,675	15,993,597
Transactions during the year ended 31 December 2005					
Opening net book value	31,953	596,543	52,426	15,312,675	15,993,597
Additions	89	1,344,384	23,794	5,282,615	6,650,882
Disposals, net	-	(1,177)	-	-	(1,177)
Write-offs, net	-	-	(28)	-	(28)
Transfers, net	-	383,331	509	(18,856,462)	(18,472,622)
Depreciation charges (Note 19)	(3,880)	(219,413)	(22,253)	-	(245,546)
Closing net book value	28,162	2,103,668	54,448	1,738,828	3,925,106
As at 31 December 2005					
Cost	55,315	3,166,581	162,401	1,738,828	5,123,125
Less Accumulated depreciation	(27,153)	(1,062,913)	(107,953)	-	(1,198,019)
Net book value	28,162	2,103,668	54,448	1,738,828	3,925,106

Borrowing costs of Baht 715 million (2004: Baht 440 million), arising from the financing specifically entered into for assets under construction were capitalised during the year.

On 14 October 2005, the Company accepted the In - Orbit Acceptance test of iPSTAR-1 satellite from Space Systems/Loral, Inc, which is the satellite constructor, and had its satellite control station installed. On 21 October 2005, the titles of the satellite, satellite control station and other equipment have been passed to the Ministry of Information and Communication Technology ("MICT") in accordance with the concession agreement. These assets have been transferred to property and equipment under concession contract when their titles transferred. On 9 December 2005, the satellite's ground systems were completely installed and were ready for utilisation with the satellite. These processes are the major parts for the satellite to be ready for the intended use, consequently, the amortisation of these assets commenced on this date.

As at 31 December 2005, property and equipment are included a project in progress of Baht 1,717 million (31 December 2004: nil) relating to the Thaicom 5 project.

Property and equipment include property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,504 million (2004: Baht 2,016 million) must be transferred their ownership to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 25b).

11 Property and equipment, net (Continued)

Capital commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	2005 Thousand	2004 Thousand	2005 Thousand	2004 Thousand
IPSTAR Project	USD	3,468	50,128	3,468	49,980
	NOK	1,900	4,560	1,900	4,560
	AUD	-	251	-	-
Thaicom 5 Project	USD	59,408	-	59,408	-
Telephone network	USD	11,572	18,459	-	-
Total	USD	74,448	68,587	62,876	49,980
	NOK	1,900	4,560	1,900	4,560
	AUD	-	251	-	-
Total in Thai Baht	THB	3,076,975	2,782,720	2,600,492	1,988,877

12 Property and equipment under concession agreements, Deferred charges and Intangible assets, net

	Consolidated (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2004			
Cost	10,595,425	202,895	227,570
Less Accumulated amortisation	(6,661,940)	(113,840)	(26,257)
Net book value	3,933,485	89,055	201,313
Transactions during the year ended 31 December 2005			
Opening net book value	3,933,485	89,055	201,313
Additions	6,809	5,009	35,566
Write - off, net	-	(509)	-
Transfers, net	16,705,769	(21,178)	1,242,613
Amortisation charges (Note 19)	(934,180)	(15,148)	(10,491)
Impairment loss	(400,000)	-	-
Foreign currency translation adjustment	-	2,245	8,522
Closing net book value	19,311,883	59,474	1,477,523
As at 31 December 2005			
Cost	27,308,003	109,251	1,514,314
Less Accumulated amortisation	(7,596,120)	(49,777)	(36,791)
Less Accumulated impairment loss	(400,000)	-	-
Net book value	19,311,883	59,474	1,477,523

12 Property and equipment under concession agreements, Deferred charges and Intangible assets, net (Continued)

	Company (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2004			
Cost	10,595,425	108,073	25,827
Less Accumulated amortisation	(6,661,940)	(75,768)	(13,251)
Net book value	3,933,485	32,305	12,576
Transactions during the year ended 31 December 2005			
Opening net book value	3,933,485	32,305	12,576
Additions	6,809	5,009	35,566
Write - off, net	-	(509)	-
Transfers, net	16,705,769	(21,178)	1,242,613
Amortisation charges (Note 19)	(934,180)	(6,620)	(8,340)
Impairment loss	(400,000)	-	-
Closing net book value	19,311,883	9,007	1,282,415
As at 31 December 2005			
Cost	27,308,003	11,159	1,304,006
Less Accumulated amortisation Cost	(7,596,120)	(2,152)	(21,591)
Less Impairment loss	(400,000)	-	-
Net book value	19,311,883	9,007	1,282,415

In the first quarter of 2003, the Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the fourth quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. The Ministry of Information and Communication Technology ("MICT"), the legal owner of the Thaicom 3 satellite and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account". Consequently, in November 2003, MICT approved to provide the compensation received from the insurance company to the Company in order for the Company to proceed in accordance with the concession agreement, that the Company to provide three satellite transponders to compensate the damaged transponders of the Thaicom 3 satellite and to build a new satellite, including gateway stations and other related equipment to replace the Thaicom 3 satellite.

12 Property and equipment under concession agreements, Deferred charges and Intangible assets, net (Continued)

The Company has proceeded in accordance with the MICT's conditions as discussed above in that on 30 June 2005, the Company entered into an agreement for the construction of the Thaicom 5 satellite to replace the Thaicom 3 satellite. Consequently, the Company has recognised compensation for the satellite construction of USD 26.26 million (Baht 1,083 million), in these financial statements as other income in the income statements and insurance compensation receivable in the balance sheet, bears the proportion of the compensation that compensates new construction. As at 31 December 2005, the outstanding balance of insurance claim receivable was Baht 52 million.

In the third quarter of 2004, due to spacecraft power maintenance, the Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. On 7 July 2005, the Company and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5.89 years to 2.5 years. This results in an increase in annual amortisation of the Thaicom 3 satellite from Baht 344 million per annum to Baht 652 million per annum, effective from the third quarter of 2005. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million. The Company applied the value in use method in determining the impairment loss, applying a discount rate of 5% per annum to estimated future cash flows. The Company has recognised this impairment loss as expenses in the second quarter of 2005.

13 Other non-current assets, net

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Refundable income tax	331,810	-	330,701	-
Withholding taxes receivable	88,080	50,998	88,080	50,998
Tax assessment's deposits (Note 24b)	157,910	195,742	157,910	183,623
Accounts receivable - others	29,543	924	15,425	-
	607,343	247,664	592,116	234,621
Less Accumulated impairment loss	(37,126)	(37,126)	(37,126)	(37,126)
Total	570,217	210,538	554,990	197,495

14 Borrowings

Net borrowings from financial expenses comprise:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
short-term borrowings				
Loans from financial institutions	38,000	1,392,100	-	1,290,100
Total short-term borrowings	38,000	1,392,100	-	1,290,100
Current portion of long-term borrowings				
Loans from financial institutions	2,706,766	2,100,210	2,274,756	1,831,664
Loans from others	69,200	121,993	916	613
Total current portion of long-term borrowings	2,775,966	2,222,203	2,275,672	1,832,277
Long-term borrowings				
Loans from financial institutions	14,244,123	12,077,696	12,805,596	10,246,450
Loans from others	197,378	63,925	2,288	2,203
Total long-term borrowings	14,441,501	12,141,621	12,807,884	10,248,653
Total borrowings	17,255,467	15,755,924	15,083,556	13,371,030

The short-term borrowings are unsecured. The long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite projects below. Loans from others are unsecured.

As at 31 December 2005, the Company had outstanding guarantees relating to long-term loans from financial institution of its subsidiary amounting to Baht 807 million (2004: Baht 807 million) (Note 25d).

14 Borrowings (Continued)

The movements in the borrowings can be analysed as follows:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
For the year ended 31 December				
Opening net book value	15,755,924	14,369,992	13,371,030	12,266,338
Proceeds from short-term borrowings	187,000	3,991,366	70,000	3,440,366
Proceeds from long-term borrowings, net of financial expenses	2,873,457	1,887,564	2,829,084	1,332,034
Increase from investing in a joint venture, net	-	915	-	-
Repayment of short-term borrowings	(1,546,458)	(2,994,820)	(1,365,458)	(2,972,718)
Repayment of long-term borrowings	(871,121)	(922,190)	(470,527)	(503,777)
Decrease from change in status of a subsidiary	-	(564,159)	-	-
Increase from change in status from accounts payable - property and equipment	77,631	140,620	-	-
Increase from joint venture's loan agreement	-	66,227	-	-
Amortisation of discounted bills of exchange	-	19,145	-	19,145
Amotisation of finance costs (Note 19)	10,337	-	10,337	-
Realised loss (gain) on exchange rate	(4,935)	9,596	(4,935)	9,596
Unrealised loss (gain) on exchange rate	647,383	(215,690)	644,025	(215,689)
Foreign currency translation adjustment	126,248	(28,377)	-	-
Termination of finance lease agreement	-	(4,265)	-	(4,265)
Closing net book value	17,255,466	15,755,924	15,083,556	13,371,030

14 Borrowings (Continued)

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Total borrowings:				
- at fixed rates	3,323,235	3,759,122	3,262,224	3,694,770
- at floating rates	13,932,231	11,996,802	11,821,332	9,676,260
Total	17,255,466	15,755,924	15,083,556	13,371,030
Weighted average interest rates:				
- Loans from financial institutions	5.22%	3.13%	5.17%	2.86%

As at 31 December 2005, the carrying amounts and fair value of long-term loans is as follows:

	Consolidated		Company	
	Carrying amount Baht'000	Fair value Baht'000	Carrying amount Baht'000	Fair value Baht'000
Long-term loans	17,217,467	16,956,124	15,083,556	14,784,809

The fair value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

Maturity of non-current borrowings net of financial expense is as follows:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Later than 1 year but not later than 2 years	3,051,572	2,140,218	2,695,991	1,762,609
Later than 2 year but not later than 5 years	7,916,946	6,691,207	6,692,139	5,209,650
Later than 5 years	3,472,982	3,310,196	3,419,754	3,276,394
Total	14,441,500	12,141,621	12,807,884	10,248,653

14 Borrowings (Continued)

Credit facilities

As at 31 December 2005, available credit facilities for loans from local and overseas banks are Baht 1,555 million and USD 66 million. (2004: Baht 628 million and USD 79 million)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

15 Other current liabilities

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Deposits from customers	95,122	71,220	51,174	33,020
Unearned income	41,387	23,169	-	-
Other taxes	118,065	35,035	24,922	11,812
Other payables	74,493	91,247	49,554	50,947
Total	329,067	220,671	125,650	95,779

16 Share capital and premium on share capital

	For the year ended 31 December 2005			
	Number of shares Thousand shares	Ordinary shares Baht'000	Share premium Baht'000	Total Baht'000
Issued and paid-up share capital				
Opening balance	876,882	4,384,409	2,198,395	6,582,804
Increase from shares issued to public	208,000	1,040,000	2,066,047	3,106,047
Increase during the year	5,876	29,380	30,923	60,303
Closing balance	1,090,758	5,453,789	4,295,365	9,749,154

The Company's registered share capital as at 31 December 2005 comprised 1,121.3 million ordinary shares (2004: 1,113.7 million shares) of Baht 5 each (2004: Baht 5 each). 1,090.8 million ordinary shares are issued and fully paid-up (2004: 876.9 million shares).

At the shareholders' Annual General Meeting of the Company on 31 March 2005, a resolution was passed to approve a reduction in the Company's registered share capital by way of cancellation of 208,000,000 registered shares that had not been issued and paid-up, from the total registered share capital of 1,113,694,400 shares, at a par value of Baht 5 each. After the reduction, the remaining registered share capital of the Company will be 905,694,400 shares. The shareholders then passed a resolution to approve an increase in the Company's registered share capital from 905,694,400 shares, at a par value of Baht 5 each to 1,121,256,500 shares, at a par value of Baht 5 each, by issuing 215,562,100 additional ordinary shares. The number of additional ordinary shares to be allocated for public sale cannot be over 208,000,000 shares. The remaining 7,562,100 ordinary shares are to support warrants to be issued to its directors and employees under ESOP Grant IV. The Company registered the decrease and the increase in the Company's registered share capital with the Ministry of Commerce on 20 and 21 April 2005, respectively.

In addition, the meeting also passed a resolution to approve the issuance and allocation of warrants of 7,562,100 shares, or equivalent to 0.86% of the Company's total issued and paid-up share capital as at 31 December 2004, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 16.81 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting. On 27 May 2005, the Securities and Exchange Commission approved the Company's ESOP scheme (Grant IV) and the Company granted warrants to directors and employees of the Company and its subsidiaries on 31 May 2005.

16 Share capital and premium on share capital (Continued)

On 8 June 2005, the Company registered an increase in issued and paid-up share capital with the Ministry of Commerce of 208 million ordinary shares. The Company issued these ordinary shares to the public and entered into registration on the Stock Exchange of Thailand on 10 June 2005 at the offering price of Baht 15.30 per share. The Company received cash proceeds for the par value of the ordinary shares Baht 1,040 million and premium on share capital, net off direct cost of ordinary shares issued, Baht 2,066 million.

As a result of issuance of 208 million ordinary shares to public as described in the above, the exercise ratio and exercise price of the warrants under the ESOP schemes (Grant I, II, III and IV) were affected. Therefore, the Company changed the exercise ratio and exercise price of these warrants as detailed below, effective from 2 June 2005 onwards.

	Exercise ratio (unit : share)		Exercise price per unit (Baht)	
	Former	New	Former	New
ESOP - Grant I	1 : 2	1 : 2.04490	13.375	13.081
ESOP - Grant II	1 : 2	1 : 2.04490	6.42	6.279
ESOP - Grant III	1 : 1	1 : 1.02245	14.225	13.913
ESOP - Grant IV	1 : 1	1 : 1.02245	16.81	16.441

As at 31 December 2005, the Company has four ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

						Exercise period	
	Issued date	Issued (million units)	Exercise ratio (unit : share)	%*	Exercise price (Baht/share)	First	Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	1.83	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	1.01	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	0.67	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	0.86	16.441	31 May 2006	31 May 2010

* Percentage of total issued and paid-up share capital (before diluted shares) on issuance date.

16 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding for the period ended 31 December 2005 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Closing balance
ESOP - Grant I				
Directors	4,129	-	(1,570)	2,559
Employees	3,430	-	(61)	3,369
Total	7,559	-	(1,631)	5,928
ESOP - Grant II				
Directors	2,378	-	(411)	1,967
Employees	1,365	-	(699)	666
Total	3,743	-	(1,110)	2,633
ESOP - Grant III				
Directors	1,754	-	-	1,754
Employees	4,140	-	-	4,140
Total	5,894	-	-	5,894
ESOP - Grant IV				
Directors	-	2,967	-	2,967
Employees	-	4,595	-	4,595
Total	-	7,562	-	7,562
Grand Total	17,196	7,562	(2,741)	22,017

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

17 Legal reserve

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
For the years ended 31 December				
Opening balances	153,120	110,314	153,120	110,314
Reserve increase during the year	60,386	42,806	60,386	42,806
Closing balances	213,506	153,120	213,506	153,120

Under the Public Company Limited Act B.E. 2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

18 Other income

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Consulting and management fees	-	-	16,800	23,370
Interest income	27,266	15,948	28,086	16,622
Income from deposit from customers	21,525	-	21,525	-
Penalty from termination of contract	-	11,733	-	11,733
Gain on unwinding of foreign currency option contracts	36,620	293,908	36,620	293,908
Others	3,725	12,697	1,271	1,667
Total	89,136	334,286	104,302	347,300

19 Operating profit

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Depreciation of property and equipment (Note 11)	(638,427)	(515,245)	(245,546)	(228,392)
Amortisation of property and equipment under the concession agreements, deferred charges and intangible assets (Note 12)	(959,819)	(754,364)	(949,140)	(727,813)
Amotisation of finance costs (Note 14)	(10,337)	-	(10,337)	-
Staff costs	(382,194)	(431,007)	(235,995)	(236,803)

20 Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2005.

20 Basic and diluted earnings per share (Continued)

The basic earnings per share and the diluted earnings per share are as follows:

	For the year ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	1,207,709	856,123	998,131	876,141	1.21	0.98
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III and IV)	-	-	6,064	6,641	(0.01)	(0.01)
Diluted earnings per share	1,207,709	856,123	1,004,195	882,782	1.20	0.97

21 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2005 and 2004:

		Consolidated		Company	
	Notes	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Net profit for the year		1,207,709	856,123	1,207,709	856,123
Adjustments for:					
Allowance for doubtful accounts		100,961	69,015	80,505	53,647
Reversal of allowance for doubtful accounts		-	412	-	-
Write-off of allowance for doubtful accounts		-	(14,501)	-	-
Write-off withholding tax		1,480	-	1,480	-
Allowance for obsolete equipment	8	6,334	-	-	-
Allowance for obsolete inventory		77,221	28,886	65,459	28,026
Write-off of property and equipment	11	8,925	-	28	-
Write-off of deferred charges	12	509	1,680	509	1,680
Provision for withholding tax		-	4,070	-	4,070
Depreciation of property and equipment	11	638,427	515,245	245,546	228,392
Amortisation of property and equipment under concession agreements	12	934,180	723,651	934,180	712,141
Amortisation of finance costs	14	10,337	-	10,337	-
Amortisation of deferred charges	12	15,148	21,965	6,620	13,399
Amortisation of intangible assets	12	10,491	8,748	8,340	2,273
Impairment loss of property and equipment	11	31,840	-	-	-

21 Cash flows from operating activities (Continued)

		Consolidated		Company	
	Notes	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Impairment loss of property and equipment under concession agreements	12	400,000	-	400,000	-
Amortisation of discounted bills of exchange	14	-	19,145	-	19,145
Loss (gain) on sales of property and equipment		(322)	7,519	(229)	6,798
Gain on sale of other assets		(104)	-	-	-
Equipment transfer to inventory		13,853	17,867	13,853	3,545
Unrealised loss (gain) on exchange rate		3,316	(583,236)	(1,951)	(578,183)
Realised (gain) loss on exchange rate		(41,555)	290,770	(41,555)	290,771
Minority interests		3,517	32,170	-	-
Share of net results from investments - equity method	9	(113,331)	(111,870)	(374,763)	(380,745)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(312,876)	(351,928)	(300,021)	(266,042)
- amounts due from related parties		8,978	(7,346)	(12,164)	18,333
- inventories		(368,520)	142,899	(368,476)	185,367
- insurance compensation receivable		(52,337)	-	(52,337)	-
- Prepaid insurance		(163,761)	5,530	(163,833)	5,832
- other current assets		(73,830)	105,469	(39,785)	83,179
- other non-current assets		(359,679)	(64,988)	(357,495)	(70,093)
- trade accounts payable		232,472	381,027	149,210	52,941
- amounts due to related parties		4,374	(988)	2,527	(9,186)
- advances receipts from customers		40,623	78,795	13,102	28,132
- concession payable		(410,879)	337,838	(350,572)	318,467
- accrued expenses		(16,862)	2,308	(34,246)	47,215
- income tax payable		(85,707)	24,696	(85,119)	4,959
- other current liabilities		108,396	23,847	29,871	14,974
- other non-current liabilities		(12,163)	(4,655)	(11,957)	(7,148)
Cash generated from operating activities		1,847,165	2,560,163	974,773	1,668,012

22 Acquisition of investment of CS Loxinfo Public Company Limited

On 29 June 2005, CS Loxinfo Public Company Limited ("CSL") acquired additional 25.51 million ordinary and preferred shares of Teleinfo Media Public Company Limited ("TMC") at Baht 25 per share (representing a 36.75% shareholding) from TOT Public Company Limited (Formerly "TOT Corporation Public Company Limited") ("TOT"). The acquisition has the following significant conditions:

- On 29 June 2005, CSL paid an amount of Baht 20 per share to purchase these shares.
- CSL will pay TOT an additional Baht 5 per share if TMC achieves aggregate total revenue from the fiscal years 2006 to 2007 of Baht 2,000 million or more. The payment is due within 30 days of TMC's financial statements for the year ending 31 December 2007 being approved by a certified public accountant authorised by the Securities and Exchange Commission. CSL has estimated that the additional amount will be paid and has; therefore, recognised the provision for this obligation and investment in TMC at its present value.

The details of the acquired investment can be summarised as follows:

	Baht '000
Fair value of net assets acquired (36.75%)	186,858
The purchase consideration comprised of:	
Cash payment at the acquisition date	511,850
Present value of expected additional payments under share purchase obligation	112,628
Total purchase consideration, net	624,478
Goodwill	437,620

Goodwill recognised from the acquisition of these additional ordinary and preferred shares in TMC of Baht 437.62 million is amortised using the straight-line method over its estimated useful life of 11 years.

CSL has completed the appraisal of the fair value of assets and liabilities acquired and made an adjustment to leasehold improvements and equipment to reflect its fair value. The fair value of other assets and liabilities approximates their book value. The difference between net book value and net fair value of leasehold improvements and equipment of Baht 1.9 million has already been adjusted to the goodwill.

23 Financial instruments

The principal financial risks faced by the Group are interest rate and exchange rate risks. The Group borrows at fixed and floating rates of interest to finance its capital expenditures. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in interest rates and exchange rates, the Group makes use of derivative financial instruments.

The objectives of using financial instruments are to reduce uncertainty over future cash flows arising from movements in exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are confined to the Management Committee of Shin Corporation Group, which has established limits by transaction type and by counter party.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

23 Financial instruments (Continued)

Foreign currency risk

As at 31 December 2005 and 2004, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated			
	2005		2004	
	Foreign currency (Unit : Million)	Baht Million	Foreign Currency (Unit: Million)	Baht Million
Assets				
US Dollars	16.66	682.80	13.84	539.88
Australian Dollars	0.19	5.86	0.01	0.15
New Zealand Dollars	0.15	4.35	-	-
KIP	75,964.06	285.58	-	-
Pounds Sterling	0.0002	0.02	0.0002	0.016
Total		978.61		540.05
Liabilities				
US Dollars	438.29	18,043.95	365.83	14,380.10
Australian Dollars	0.32	9.61	0.94	28.56
New Zealand Dollars	-	-	0.01	0.15
KIP	304,570.29	1,145	125,087.36	406.32
Euro	-	-	-	-
Norwegian Kroner (NOK)	0.02	0.14	0.10	0.62
Total		19,198.70		14,815.75

Foreign currency asset represents account receivable. Foreign currency liabilities represent accounts payable - property and equipment and borrowings.

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2005, the settlement dates on open foreign currency forward contracts were within a period of 1-2 year (2004: 1 year). The local currency amounts to be received and contractual exchange rates of the outstanding contracts were as follows:

	Consolidated and Company			
	2005		2004	
	USD Million	Baht Million	USD Million	Baht Million
No later than 1 year	344	13,982	305	12,460
Later than 1 year	13	539	-	-
Total	357	14,521	305	12,460

23 Financial instruments (Continued)

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Foreign currency forward contracts				
Assets	241,090	557	241,090	557
Liabilities	(119,585)	(555,380)	(119,585)	(555,380)

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Foreign currency forward contracts	157,315	(553,073)	157,315	(553,073)
Foreign currency option contracts	(157,184)	530,551	(157,184)	530,551

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Fair value

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings approximates their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 14.

24 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts:

		Consolidated		Company	
	Currency	2005 '000	2004 '000	2005 '000	2004 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	48,000	46,000	48,000	46,000
IPSTAR equipment sales	THB	15,429	2,284	15,429	2,284
Satellite space leasing by customers	THB	12,000	-	12,000	-
	USD	374	4	374	4
IPSTAR Gateway	USD	1,105	3,000	1,105	3,000
	INR	-	5,000	-	5,000
Standby letters of credit	USD	33,000	36,000	33,000	36,000
Others	THB	2,855	4,016	2,845	3,345
	AUD	29	29	-	-

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. The Company has deposited an aggregated amount of Rupees 183 million (approximately Baht 158 million) for these tax assessments including deposit for the assessment year 1998/1999 to 2003/04, which is presented as other non-current assets in the balance sheets. If, according to the final assessment, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

- **Tax assessment for the assessment years 1998/99 to 2001/02**

  On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT(A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT(A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. On 28 May 2004, the Company filed an application for a refund of Rupees 72 million (approximately Baht 63 million) with the Tax Authority. Currently, the Tax Authority has agreed to give credit for such amount which will be adjusted against the Company's income tax liabilities in India.

  On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 311 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). Currently, the CIT(A) decided in favour of the Tax Authority and the Company has appealed the CIT(A)'s decision to ITAT.

24 Contingencies (Continued)

b) Assessment for income tax in India (Continued)

- **Tax assessment for the assessment year 2002/03**

  On 30 October 2004, the Revenue Department of India had refunded an amount of Rupee 56 million (approximately Baht 49 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.8 million), in respect of the withholding tax paid by the Indian resident customers during such assessment years. The Revenue Department of India has agreed to give credit for such amount which will be adjusted against the Company's income tax liabilities in India.

  On 16 March 2005, the Revenue Department of India has raised an assessment for the assessment year 2002/03 in the amount of Rupees 106 million (approximately Baht 101 million). The Company had deposited Rupees 49 million (approximately Baht 43 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) has already ruled in favour of the Revenue Department of India and the Company has filed an appeal against CIT(A)'s decision with ITAT.

- **Tax assessment for the assessment year 2003/04**

  The Revenue Department of India had refunded an amount of Rupees 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years. Currently, the Company has not been advised by the Tax Authority in relation to the tax assessment for the assessment year 2003/04.

  The tax consultant retained by the Company has advised that in its view, the outcome of the above proceedings for the tax assessments and penalty for the assessment years 1998/99 to 2002/03 should be in favour of the Company at the appellate level. Consequently, no provision was recognised in these financial statements for the above issues.

c) Assessment for various taxes in Cambodia

The Tax Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the period from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM filed appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") that CAM had a sufficient loss to be carried forward as a tax deduction for the assessed period. Subsequently, the Tax Department had re-audited the various taxes for the said periods.

On 11 April 2005, the Tax Department issued the final tax assessment letter amounting to USD 0.7 million. The penalties and interests were exempted in accordance with a letter from MoEF dated 11 November 2004. During the year 2004, CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) and recognised an accrued expense of USD 0.24 million (approximately Baht 10 million) in these financial statements.

d) Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 7 February 2002 of DM 15 million for the procurement and installation of a rural telecommunication network phase V, and for consulting services. According to the Amended Contract on 28 March 2005, LTC has received an acceptance to LTC's proposal from Lao government, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, amounting to approximately EUR 1.9 million. LTC recognised the assets and related loan since 2004, amounting to approximately Baht 90 million. The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first installment commencing in August 2005 in accordance with the Amended Contract referred to above.

25 Commitments

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 11).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao PDR without any charges (Note 9e (10)).

d) Commitments with related parties

As at 31 December 2005, the Company had provided guarantees relating to the borrowings of a subsidiary amounting to Baht 807 million (2004: Baht 807 million) (Note 14). In addition, the Company had issued a letter of comfort to commercial banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

e) Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited ("CAT") (formerly "The Communications Authority of Thailand") which allows CSL to provide satellite uplink-downlink services and Internet services for a period of 22 years from 9 August 1994 to 8 August 2016 and to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Services Company Limited ("Loxserv"), which is an associate of the Group has entered into a concession agreement with CAT allowing Loxserv to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 1 April 1996 to 31 March 2006.

25 Commitments (Continued)

e) Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand (Continued)

Under these concession agreements, the ownership of all equipment installed under the agreements must be transferred to CAT on the dates of completion of installation.

On 8 September 2005, CSL received a one-year Type I license from the National Telecommunications Commission ("NTC") for Internet access services ending on 7 September 2006. According to the conditions specified by NTC, provided that the authorised licensee is not in serious violation of any of the license conditions, NTC will renew the license immediately upon its expiry.

In addition, a Loxserv's concession contract with CAT for a period of ten years to provide Internet services in Thailand will expire on 31 March 2006. However, Loxserv will apply for a Type I license from NTC to retain its status as Internet service provider before the expiry date of the existing contract. Loxserv expects to receive the license from NTC as its qualification complies with conditions specified by NTC. During the processing of application, Loxserv has the right to extend its operation under existing contract by 90 days beyond expiry of the existing contract.

f) Operating lease commitments

As at 31 December 2005, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

As at 31 December		Consolidated		Company	
	Currency	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Within 1 year	THB	13,536	13,108	13,536	13,108
	USD	3,488	3,757	2,732	3,029
	KIP	118,725	118,574	-	-
	NZD	265	235	-	-
	AUD	1,141	45	-	-
Total Baht (Thousand)		199,746	168,995	126,020	131,860
Later than 1 year but	THB	15,101	23,138	15,101	23,138
not later than 5 years	USD	2,581	5,368	373	3,545
	KIP	3,409,784	6,819,612	-	-
	NZD	691	782	-	-
	AUD	115	93	-	-
Total Baht (Thousand)		157,956	292,516	30,465	162,091
Later than 5 years	THB	31,931	34,731	31,931	34,731
	USD	1,162	1,005	-	-
	KIP	806,841	228,049	-	-
Total Baht (Thousand)		82,960	75,251	31,931	34,731
Grand total Baht (Thousand)		440,662	536,762	188,416	328,682

26 Segment information

Financial information by business segment

	Consolidated for the year ended 31 December 2005 (Baht '000)					
	Satellite business services	Internet Service	Telephone Network	Others	Consolidation eliminations	Group
Revenues	3,589,452	65,427	2,000,642	31,152	(97,668)	5,589,005
Revenue from insurance compensation	1,082,654	-	-	-	-	1,082,654
Shares of net results from associate	-	113,331	-	-	-	113,331
Allocated costs and expenses	(3,905,016)	(104,774)	(1,394,829)	(21,163)	115,903	(5,309,879)
Segment results	767,090	73,984	605,813	9,989	18,235	1,475,111
Other income						89,136
Gain on foreign exchange						40,329
Profit before interest expense and income tax						1,604,576
Interest expense						(193,175)
Operating profit						1,411,401
Income tax						(200,176)
Minority interests						(3,516)
Net profit						1,207,709
Segment assets	28,160,409	36,484	4,766,918	297,721	(354,083)	32,907,449
Associate						779,684
Total assets						33,687,133
Segment liabilities	1,855,022	14,067	1,321,900	8,843	(352,295)	2,847,537
Borrowings						17,255,467
Total liabilities						20,103,004
Depreciation (Note 19)	247,630	9,500	381,298	-	-	638,428
Amortisation (Note 19)	959,650	-	9,802	704	-	970,156
Total depreciation and amortisation	1,207,280	9,500	391,100	704	-	1,608,584

26 Segment information (Continued)

Financial information by business segment (Continued)

	Consolidated for the year ended 31 December 2004 (Baht '000)						
	Satellite business services	Internet Service	Telephone Network	Publishing and advertising	Others	Consolidation eliminations	Group
Revenues	3,182,016	415,902	1,559,473	46,728	5,881	(89,622)	5,120,378
Shares of net results from associate	-	111,870	-	-	-	-	111,870
Allocated costs and expenses	(2,812,779)	(394,649)	(1,064,123)	(42,902)	(2,171)	95,060	(4,221,564)
Segment results	369,237	133,123	495,350	3,826	3,710	5,438	1,010,684
Other income							334,286
Loss on foreign exchange							(28,051)
Profit before interest expense and income tax							1,316,919
Interest expense							(130,574)
Operating profit							1,186,345
Income tax							(298,052)
Minority interests							(32,170)
Net profit							856,123
Segment assets	22,572,144	53,609	4,018,060	-	431,196	(247,207)	26,827,802
Associate							758,890
Total assets							27,586,692
Segment liabilities	1,906,879	87,023	911,621	-	10,665	(249,539)	2,666,649
Borrowings							15,755,925
Total liabilities							18,422,574
Depreciation (Note 19)	230,342	42,065	242,169	669	-	-	515,245
Amortisation (Note 19)	728,936	15,895	9,533	-	-	-	754,364
Total depreciation and amortisation	959,278	57,960	251,702	669	-	-	1,269,609

Thailand is the home country of the parent company, and is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Printing and publishing of business telephone directories

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, accounts receivable and operating cash, excluding investments.

27 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.34% of the Company's shares (2004: 51.42% of the Company's shares). Transactions with Shin Corporation Public Company Limited and companies within Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly, which directors of the Company or members of the Shinawatra family are major shareholders or directors, are recognised as related party transactions of the Company.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged based on an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties as follows:

a) **Revenues**

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
<u>Sales and services income</u>				
Parent company	-	251	-	-
Subsidiaries	-	-	96,749	69,070
Associate	136,677	55,997	135,529	56,459
Joint venture	14,115	27,333	27,677	53,591
Related parties under common control	122,141	134,298	104,781	108,872
<u>Other operating income</u>				
Subsidiaries	-	-	20,345	25,263
Total revenue	272,933	217,879	385,081	313,255

b) **Expenses**

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
<u>Purchases of goods and services</u>				
Subsidiaries	-	-	32,381	8,929
Associate	15,358	20,294	14,146	20,375
Joint venture	-	3,905	-	7,658
Related parties under common control	8,203	29,621	8,111	8,114

27 Related party transactions (Continued)

b) Expenses (Continued)

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Selling and administrative expenses				
Parent company	43,610	39,777	42,168	37,940
Subsidiaries	-	-	117	32
Associate	2,466	2,079	2,309	771
Joint venture	60	36	118	71
Related parties under common control	25,031	14,070	24,677	8,624
Purchases of fixed assets				
Subsidiaries	-	-	804	-
Other related party	44,486	60,186	44,486	60,186
Total expenses	139,214	169,968	169,317	152,700

c) Outstanding balances arising from sales/purchases of goods/services/and expenses

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	-	375	-	-
Subsidiaries	-	-	58,682	34,407
Associate	58,859	36,600	58,622	35,896
Joint venture	14,169	8,726	27,782	17,111
Related parties under common control	3,571	2,976	-	-
Total trade accounts receivable - related parties	76,599	48,677	145,086	87,414

27 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses (Continued)

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
<u>Trade accounts receivable and accrued income - related parties (continued)</u>				
Accrued income - related parties				
Subsidiaries	-	-	4,820	9,464
Associate	1,944	2,032	1,944	2,002
Joint venture	-	4,264	-	8,362
Related parties under common control	9,851	6,677	9,099	6,121
Total accrued income - related parties	11,795	12,973	15,863	25,949
Total trade accounts receivable and accrued income - related parties	88,394	61,650	160,949	113,363
<u>Amounts due from related parties</u>				
Subsidiaries	-	-	15,205	2,778
Associate	4	4,559	4	145
Joint Venture	439	5,010	113	236
Related parties under common control	148	-	1	-
Total amounts due from related parties	591	9,569	15,323	3,159
<u>Other current assets - related parties</u>				
Subsidiaries	-	-	5,456	1,765
Associate	2	104	-	104
Related parties under common control	1,375	52	1,375	52
Total other current assets - related parties	1,377	156	6,831	1,921
<u>Other non-current assets - related parties</u>				
Related parties under common control	-	1,333	-	1,323
<u>Trade accounts payable - related parties</u>				
Parent company	-	146	-	3
Subsidiaries	-	-	17,094	13,090
Associate	30,315	58,163	28,770	55,356
Related parties under common control	129	435	22	340
Total trade accounts payable - related parties	30,444	58,744	45,886	68,789
<u>Accounts payable - property and equipment</u>				
Other related party	3,746	4,900	3,746	4,900

c) **Outstanding balances arising from sales/purchases of goods/services/and expenses** (Continued)

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Amounts due to related parties				
Parent company	6,964	12,584	6,798	12,569
Subsidiaries	-	-	44	1,547
Associate	8,544	-	8,351	-
Related parties under common control	1,586	136	1,586	136
Total amounts due to related parties	17,094	12,720	16,779	14,252
Accrued expenses - related parties				
Parent company	-	-	-	-
Subsidiaries	253	866	253	866
Related parties under common control	5,080	287	185	287
Total accrued expenses - related parties	5,333	1,153	438	1,153
Advances from customers - related parties				
Joint venture	7	-	13	-
Other non-current liabilities - related parties				
Joint venture	27	-	54	-

d) **Short-term loans and advances to related parties**

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Short-term loans and advances to related parties				
Subsidiary	-	-	2,839	69,736
Associate	19	-	19	-
Total short-term loans and advances to related parties	19	-	2,858	69,736

As at 31 December 2005, advance to an associated company is no interest and due date. The short-term loans to subsidiary as at 31 December 2004 beared interests at the rate between 3.58 - 3.74% per annum and were repayable at call.

27 Related party transactions (Continued)

d) Short-term loans and advances to related parties (Continued)

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated 2005 Baht'000	Company 2004 Baht'000
For the year ended 31 December 2005		
Opening balance	-	69,736
Loans and advances during the year	19	15,773
Unrealised gain on exchange rate	-	4,505
Reclassification from long-term loan (Note 27e)	-	(87,156)
Closing balance	19	2,858

e) Long-term loans to subsidiaries

	Consolidated		Company	
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Long-term loans to related parties				
Subsidiary	-	-	128,326	-
Total long-term loans to related parties	-	-	128,326	-

The long-term loan to subsidiaries bears interests at the rates between 3.58% - 4.42% per annum and is repayable at call, although the Company committed not to call within one year.

The movements of long-term loans to subsidiaries can be analysed as follows:

	Consolidated 2005 Baht'000	Company 2004 Baht'000
For the year ended 31 December 2005		
Opening balance	-	-
Loans and advances during the year	-	41,884
Unrealised loss on exchange rate	-	(714)
Reclassification from short-term loan (Note 27d)	-	87,156
Closing balance	-	128,326

27 Related party transactions (Continued)

e) Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, a major shareholder, issued warrants which are in registered form and non-transferable, to an executive director of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued (units)	Exercise ratio (unit : share)	%*	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.02671	0.63	17.337	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.02671	0.41	13.314	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.02671	0.30	35.463	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.01326	0.28	42.214	31 May 2006	31 May 2010

* Percentage of total issued and paid-up share capital (before diluted shares) on issuance date.

f) Directors' remuneration

In 2005, the remuneration of directors was Baht 5.5 million (2004: Baht 4.9 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

g) Commitments with related parties

The details of commitments with related parties are disclosed in Note 25 d).

28 Promotional privileges

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a year of 8 years commencing from December 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2004, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 years, from the date revenue is first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

In 2005, the Company's total revenue derived from BOI-promoted activities amounted to Baht 436 million (2004: Baht 487 million).

29 Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on amendment of reorganisation plan and submitted the amended reorganisation plan and Disclosure Statement to the court. The court has already approved the amended reorganisation plan and Loral expects to exit from Chapter 11 within the fourth quarter of 2005. The construction of iPSTAR-1 satellite has been completed and SS/L has delivered the satellite to the launching site of Arianespace at Kourou, French Guyana (Note 11). The satellite was successfully launched by Arianespace on 11 August 2005. Consequently, Loral's filing under Chapter 11 did not have further effect to the Company.

30 Subsequent events

a) Changes in major shareholders

On 23 January 2006, the Shinawatra family, the principal shareholders of the Group, sold all shares of Shin Corporation Public Company Limited ("Shin"), representing 49.595% of the paid-up share capital, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be related parties of the Group from the date of the sale.

The Company was informed by Cedar and Aspen that Cedar and Aspen obtained a waiver from making tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. Gor Jor. 53/2545 for all shares of the Company. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of the Company and these shares do not constitute a substantial portion of the assets of Shin.

b) The Allocation of warrants of the Company granted to directors, and employees of the Company and its subsidiaries

At the Board of Directors' meeting of the Company on 27 February 2006, resolution was passed to approve the issuance and allocation of warrants to purchase ordinary shares to directors, and employees and advisors of the Company (ESOP) Grant V at the amount of 10,058,800 units, equivalent to 0.92% of the total issued and paid-up capital of the Company as of 31 December 2005. The proposed allocation of warrants must be approved by the shareholders at their meeting.

The Board of Directors at their meeting also passed a resolution to approve an increase in registered share capital from Baht 5,606,282,500 (1,121,256,500 shares with a par value of Baht 5 per share) to Baht 5,656,576,500 (1,131,315,300 shares with a par value of Baht 5 per share) , totaling Baht 50,294,000. The additional ordinary shares are to support warrants to be issued to directors and employees of the Company and its subsidiaries under ESOP Grant IV. The increase in share capital must be approved by the shareholders at their meeting.

c) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC on 23 January 2006, the shareholders passed a resolution to approve a dividend payment of USD 6.0 million to shareholders in respect of the operations of LTC in 2005.

30 Subsequent events (Continued)

d) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Board of Directors' meeting of CSL on 24 February 2006, the Board of Directors passed a resolution to recommend to the annual general meeting of its shareholders the payment of dividends for the year 2005, at the rate of Baht 0.33 per share. However, the proposed dividends must be approved by the shareholders at their meeting.

e) Proposed allocation of warrants of CSL granted to directors and employees of CSL and its subsidiary

On 24 February 2006, at the Board of Director's meeting of CSL, the Board of Directors passed a resolution to approve the allocation of 8,354,300 ordinary shares, equivalent to 1.34 % of CSL's total paid-up share capital as at the date on which the warrant allocation will be approved, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of CSL and its subsidiary. In addition, CSL's Board of Directors also passed a resolution to approve an increase in registered share capital from 639,569,774 ordinary shares at a par value of Baht 1 each to 647,924,074 ordinary shares at a par value of Baht 1 each. The Board of Directors will propose this to its shareholders for further approval.

As a result of the payment of interim dividend on 2 September 2005, the exercise ratio of the warrants issued under ESOP Grant I, Grant II and Grant III has been affected. At the Board of Directors' meeting of CSL on 24 February 2006, a resolution was passed to approve the issuance of 1,096,000 additional ordinary shares to support the change in the exercise ratio, equivalent to 0.18 % of the total issued and paid-up share capital of CSL as of 31 December 2005. The Board of Directors will propose this to its shareholders for further approval.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
■ **Shin Satellite Public Company Limited** Head Office : 414 Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400 Tel : (662) 299-5000 Fax : (662) 299-5252 Branch 1 : 41/103 Rattanathibet Rd., Muang, Nonthaburi 11000 Tel : (662) 591-0736 Fax : (662) 591-0705 Branch 2 : 50 Moo 1 Bor-ngern Ladlumkaew, Phathumthani 12140 Tel : (662) 599-3000 Fax : (662) 599-3000 Ext. 712 Website : www.thaicom.net	Providing satellite transponders services for telecommunications and broadcasting	1,121.256	5	5,453.79	-
■ **Shin Broadband Internet (Thailand) Company Limited** 41/103 Rattanathibet Rd., Nonthaburi 11000 Tel : (662) 591-0736 Fax : (662) 591-0705	Providing internet, mobile satellite phone, and related telecommunication services	94.7285	10	947,285	100
■ **Shenington Investments Pte Limited** 1 Temasak Ave., # 27-01 Millenia Tower, Singapore 039192 Tel : (65) 338-1888 Fax : (65) 337-5100	Holding Company	15	1 SGD	14.66 MSGD	100
■ **Cambodia Shinawatra Company Limited** [1] 66 Mao Tse Toung Boulevard Phnom Penh, Kingdom of Cambodia Tel : (855) 233-60001-5 Fax : (855) 11-90-0999	Providing fixed phone and mobile phone services in Cambodia	19.2	1 USD	19.2 MUSD	100

1) Holds shares through Shenington Investments Pte Limited

2) Holds shares through IPSTAR Company Limited

3) Holds shares through Shin Broadband Internet (Thailand) Company Limited

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
■ **Lao Telecommunications Company Limited** [1)] Lane Xang Avenue, No. 100, Vientiane, Lao People's Democratic Republic Tel : (007) 856-2121-6465 Fax : (007) 856-2121-4486	Providing fixed phone, mobile phone, services international facilities, internet, and paging services in Laos	96.84	1 USD	96.84 MUSD	49.00
■ **IPSTAR Company Limited** Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Provider of IPSTAR capacity	2	1 USD	2 MUSD	98.89
■ **IPSTAR Australia Pty Limited** [2)] Unit 24, Powells Road, Brookvale NSW 21000 Australia	Providing IPSTAR services in Australia	0.1	1 AUD	0.1 MAUD	100
■ **IPSTAR New Zealand Limited** [2)] 13/22-24 Caloola Road, Wentworthville NSW 2145 New Zealand	Providing IPSTAR services in New Zealand	0.5	1 NZD	0.5 MNZD	100
■ **IPSTAR DO BRASIL** [2)] (In the process of setting up the company)	Providing IPSTAR broadband services	0.1	1 USD	-	100
■ **Star Nucleus Company Limited** Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Licensor of IPSTAR technology	0.05	1 USD	-	70.00
■ **Spacecode LLC** 8695 Zumwalt Road, Monmouth, OR 97365 U.S.A.	Research and Development of IPSTAR technology	-	-	4.29 MUSD	70.00
■ **IPSTAR International Pte Limited** 1 Temasek Avenue # 27-01, Millenla Tower, Singapore 039192 Tel : (65) 338-1888 Fax : (65) 337-5100	Providing IPSTAR broadband services	0.02	1 SGD	-	100

1) Holds shares through Shenington Investments Pte Limited

2) Holds shares through IPSTAR Company Limited

3) Holds shares through Shin Broadband Internet (Thailand) Company Limited

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
■ **IPSTAR Global Services Limited** (In the process of setting up the company)	Providing IPSTAR broadband services	0.02	1 USD	-	100
■ **CS Loxinfo Public Company Limited** 3) Head Office : 414 Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400 Tel : (662) 299-5000 Fax : (662) 299-5224 Branch : 971, 973 President Tower, 11th Floor, Ploenchit Rd, Lumpini, Pathumwan, Bangkok, 10330 Tel : (662) 263-8000 Fax : (662) 263-8132 Website : www.csloxinfo.com	Providing Internet service under the name of CS LoxInfo & satellite uplink-downlink services	639.57	1	625	40.02

As of December 31, 2005

1) Holds shares through Shenington Investments Pte Limited

2) Holds shares through IPSTAR Company Limited

3) Holds shares through Shin Broadband Internet (Thailand) Company Limited

OTHER REFERENCE PERSONS

Security Registrar

Thailand Securities Depository Company Limited
62, Ratchadapisek Road,
Klongtoey, Klongtoey, Bangkok 10110
Tel : (662) 229-2800 Fax : (662) 359-1259

Thailand Securities Depository Company Limited
Capital Market Academy Building, The Stock Exchange of Thailand
2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road, Km.27,
Tung Song Hong, Laksi, Bangkok 10210
Tel : (662) 596-9000 Fax : (662) 832-4994

Auditor

Mr. Prasan Chuapanich
Certified Public Accountant Registration Number 3051

PricewaterhouseCoopers ABAS Ltd.
179/74-80 Bangkok City Tower, 15th Floor
South Sathorn Road, Bangkok 10500
Tel : (662) 286-9999, 344-1000 Fax : (662) 286-5050

Analog	Relating to electrical signals converted from images or sounds (like the action of a microphone).
ADSL	Asymmetric Digital Subscriber Line, a new technology that allows more data to be sent over existing copper telephone lines. ADSL supports faster downstream rates (receiving data) than upstream rates (sending data). (see Asymmetric)
ASIC (Application Specific Integrated Circuit)	An Integrated Circuit (IC) designed for a particular application. For example, the ASIC chip built by connecting existing circuit building blocks in new ways that is designed to decode digital signals.
Asymmetric	A type of data transmission that has a different, or asymmetric, speed of downstream and upstream rate. (Asymmetry)
Bandwidth	Transmission capacity of a network comparable to the width of a range of frequencies that an electronic signal occupies. Any digital or analog signal has a bandwidth. Bandwidth is measured in Megabits per second.
Broadband	A type of high-speed data transmission through Internet Protocol (IP).
Broadcast Beam	A group of transponders aimed at the Earth's surface as a result of combining of a number of SPOT Beams. The numbers of SPOT Beams may vary according to the service area but and is mostly used in one-way communication.
C and Ku-Bands	C and Ku-Bands are ranges of frequencies used for telecommunications via satellite. Their differences are summarized as follows:

	C-Band	Ku-Band
Frequency Range	6/4 GHz	14.5/12.75 GHz
Coverage	Large footprint	Small footprint
Dish Size	Large dish (expensive)	Small dish (inexpensive)
Rain Interference	Not much rain fade	More rain fade
Power	Standard power	Higher power
Availability	Most Transponders full	Still many Transponders available
Price	Low Transponder cost	High Transponder cost

Cable Modem	A modem attached to a cable of the type used by cable TV companies. It can achieve up to 4 Mbps. Everyone in the neighborhood shares the bandwidth, therefore, the more people using the Internet, the slower it becomes.
Compression	A way of squeezing more data through a transponder.
Digital	A type of data storage in two statuses (i.e., opened or closed status, or number 0 or 1).
Digital Broadcasting	Converting TV pictures to numbers when transmitting and re-converting them to pictures when they are received.

Digital Direct-to-Home (DTH)	Digital signals transmitted by Thaicom directly to the customer's home.
Digital Subscriber Line (DSL)	A technology using standard copper telephone lines to provide high-speed Broadband Internet access to customers. Speeds vary between 144 Kbps to 9 Mbps. Customers must be within 5 kilometers from the telephone exchanges. DSL is suitable for densely populated towns.
Downlink	A telecommunications link for signals coming to the earth from a satellite.
Digital Video Broadcast (DVB)	A technical standard for digital broadcasting.
Encryption	The process of encoding (converting to code), as in the scrambling of TV signals.
Fiber Optics	A glass cable used to send data as light. Generally used for international links due to high rollout costs.
Free-to-Air	Television channels that do not charge a fee from the viewers. Money comes from the advertisers.
Frequency	The rate per second that an alternating current goes through its complete cycle.
Gateway	Two meanings: 1) In Networking: a Gateway gateway is a medium of data transmission from one network to other networks. 2) In a Satellite satellite system (including IPSTAR): a gateway is a main earth station that links the satellite system to the ground system (i.e. the internet).
Geo-stationary Earth Orbit (GEO)	The orbit of a satellite that revolves at the same time as the Earth (same as geo-synchronous) at about 36,000 kilometers distance, so that it appears to be stationary above a fixed point on the Earth's surface. It takes only three or four satellites to cover the Earth's surface (except the area around the North and South Poles).
Hertz (Hz)	A unit of frequency, equal to one cycle per second of a sound wave or electromagnetic wave. 1 Gigahertz (GHz) = 1,000,000,000 Hertz, or cycles per second. 1 Megahertz (MHz) = 1,000,000 Hertz, or cycles per second.
Inter Broadcast	International television broadcaster.
Integrated Services Digital Network (ISDN)	Digital, high-bandwidth lines that can deliver data over the Internet. Data travels at 64-128K bits per second.
Leased Line	A leased circuit (data communication circuit).
Local Multipoint Distribution Service (LMDS)	A high frequency signal transmission system, which can send and receive data at high speed from long distances, using wireless technology.
Low Earth Orbit (LEO)	A low altitude orbit at approximately 800-1,600 kilometers above the Earth's surface. LEO satellite can circle the Earth in about an hour and a half but require at least 32 satellites to cover the Earth.
MCPC	Multi-Channel Per Carrier, a type of data transmission by blending multiple channels into a common carrier, as in blending television signals into a common carrier to be transmitted to a satellite.

Medium Earth Orbit (MEO)	A medium altitude orbit, approximately 10,000 - 16,000 kilometers, requiring 10 - 20 satellites to cover the Earth.
Microwave	High frequency signal above 1 GHz used in sending and receiving data.
Modulate	To blend data to a suitable format before sending to a carrier such as modulating a digital signal to be transmitted to a satellite.
Multipoint Multichannel Distribution Service (MMDS)	Another wireless technology, similar to LMDS (see above), but operating at lower frequencies.
Point-to-Multipoint	A Thaicom satellite circuit connecting one location to many locations.
Point-to-Point	A Thaicom satellite circuit connecting one location to another.
Quarter TV	Broadcasts of approximately one quarter of the normal quality. Most often used by customers for in-house training courses.
Radio Frequency (RF)	Frequencies between 100 KHz and 20 GHz.
Shaped Beam	A group of transponders aimed at the Earth's surface, which is modified to have a suitable shape for different geographical area coverage. Mostly used in two-way communication service in open and less populated area.
Spot Beam	A group of transponders aimed at the Earth's surface. When seen from the satellite, the Spot Beam covers the service areas in multiple, narrow, circular-shaped footprints connected in the shape of a cellular network. Due to its small, circular area coverage, the Spot Beam satellite signal gives stronger power compared to the service area coverage of a larger satellite, hence is a suitable beam type for two-way communications services over a densely populated area.
Teleport	A teleport (telecommunications port) is an earth station providing a comprehensive range of television and radio broadcasting and telecommunications services, including networking service and high quality internet service to user in remote area.
Terminal	The end point of a network. In the IPSTAR project it refers to the satellite modem (internal unit) and the satellite dish, including cables (external unit).
Transponder	An electronic device, inside a satellite, that uses the satellite dish to receive signals from the teleport, lower the signals' frequency, amplifies them, then retransmits them to a ground teleport. Two or three transponders aimed at a target area are called a beam, hence "India Beam" for a group of transponders that cover India.
Turnaround Service	The act of receiving signals from other satellites and re-sending them to a Thaicom satellite.
Turnkey Service	An integrated service that is readily usable by buyer.
TTC & M	Telemetry Telecommand and Monitoring, which is a satellite operation control system.
Uplinking	The act of transmitting a signal up to a satellite.
Very Small Aperture Terminal (VSAT)	A system that provides sound, data and pictures by sending and receiving computer data and other telecommunication data via satellite.

Investor Information

Investors should contact Investors Relations, Corporate Communications Department to request information about Shin Satellite or its subsidiaries and associate companies:

Investor Relations, Corporate Communications Department
Shin Satellite Plc.
41/103 Rattanthibet Road, Nonthaburi 11000

Tel: +66(2) 596 5072 - 3
Fax: +66(2) 591 0724
E-mail: richardw@thaicom.net, ariyas@thaicom.net
Website: www.thaicom.net
Shin Satellite is listed on the Stock Exchange of Thailand (SET)

SET ticker	SATTEL
Reuters	SATTEL.BK
Bloomberg	SATTEL TB

Foreign limit: 40%

Fiscal year ends December 31
External Auditor: Pricewaterhouse Coopers ABAS Limited

The Company and its Subsidiaries have a policy to issue a dividend of not less than 40% and not more than 60% of net profit after tax if the funds are not required elsewhere or when the payment would have no significant effect on the running of the Company or its subsidiaries.



SHIN SATELLITE

Shin Satellite Public Company Limited
41/103 Rattanathibet Road, Nonthaburi 11000
Tel : +66 (2) 596-5072-3
Fax : +66 (2) 591-0724
www.thaicom.net